As confidentially submitted to the Securities and Exchange Commission on December 12, 2018
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

YX Asset Recovery Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Cayman Islands	7320	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Xincheng Science and Technology Park Building 7
West Yuelu Road No. 588
Changsha 410205, Hunan Province
People’s Republic of China
+86 731-81829999
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
C T Corporation System
111 Eighth Avenue
New York, NY 10011
+1-212-894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jia Yan, Esq. Jason T. Kuo, Esq. Paul Hastings LLP 43/F, Jing An Kerry Center Tower II 1539 Nanjing West Road Shanghai 200040, China +86 21-61032900	Stephanie Tang, Esq. Shearman & Sterling LLP 12/F, Gloucester Tower The Landmark 15 Queen’s Road, Central, Hong Kong +852 2978-8000

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be Registered	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Class A ordinary shares, par value US$0.01 per share(1)(2)	US$	US$
(1)
Includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes Class A ordinary shares that may be purchased by the underwriter pursuant to an over-allotment option. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(2)
American depositary shares evidenced by American depositary receipts issuable upon deposit of the ordinary shares registered hereby will be registered pursuant to a separate registration statement on Form F-6 (Registration No. 333-         ). Each American depositary share represents           Class A ordinary shares.

(3)
Estimated solely for the purpose of computing the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.
PROSPECTUS (Subject to Completion) Issued          , 2018
          American Depositary Shares
YX Asset Recovery Limited
Representing           Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of YX Asset Recovery Limited.
We are offering           ADSs[, and the selling shareholders are offering           ADSs]. We will not receive any proceeds from the sale of shares by the selling shareholders. Each ADS represents           of our Class A ordinary shares, par value US$0.01 per share.
Prior to this offering, there has been no public market for our ADSs or shares. Our ADSs have been approved for listing on the Nasdaq [Global] Market under the symbol “         .”
Immediately following the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Mr. Man Tan will beneficially own all of our issued Class B ordinary shares and will be able to exercise          % of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming the underwriter does not exercise its option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

PRICE US$          PER ADS

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Underwriting Discounts and Commission(1)	Proceeds to us(1)	[Proceeds to Selling Shareholders]
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$
(1)
See “Underwriting” for additional disclosure regarding reimbursement arrangement between us and the underwriter.

We [and the selling shareholders] have granted the underwriter the right to purchase up to an additional           ADSs to cover over-allotments at the initial public offering price less the underwriting discount.

The underwriter expects to deliver the ADSs against payment in U.S. dollars in New York, New York on          , 2018.
Jefferies

Prospectus dated          , 2018

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only under circumstances and in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.
Neither we nor the underwriter has taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus or any filed free writing prospectus outside the United States.
Until          , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
i

Prospectus Summary
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. You should note that the business described in this prospectus is owned and operated by our variable interest entity in the PRC and the ADSs purchased are of a Cayman Islands holding company that does not directly own our business operations in the PRC. This prospectus contains information from an industry report commissioned by us and prepared by iResearch, a third-party research firm, in October 2018 (and updated by iResearch in November 2018) to provide information regarding our industry and our market position in China. We refer to this report as the “iResearch Report.” This prospectus also contains information available from iResearch that was not commissioned by us, which we cite and identify in this prospectus with the language “according to iResearch.”
Our Mission
We aspire to become a market leading full-service provider of consumer debt collection and asset management based on our technical know-how, scale, innovation and quality services.
Business Overview
We are a leading business service provider of delinquent consumer debt collection in China. According to iResearch, we are the largest provider of delinquent credit card receivables recovery service in terms of total value of receivables under collection, total commission, and number of collection specialists employed in 2017 and for the six months ended June 30, 2018. We offer nation-wide consumer debt collection services in China. We collect delinquent consumer receivables such as credit card receivables originated by commercial banks, and online receivables originated by online lenders. Our clients, which include six of the top 10 commercial banks by the number of credit cards issued in China and reputable online lenders in China in 2017, engage our services to collect delinquent consumer receivables and we generate commission-based fees based on our collection success. Our industry expertise, operation scale, innovative approach and IT infrastructure allow us to offer our clients a cost-effective and trustworthy solution to recover delinquent consumer receivables. We intend to continue to leverage our strengths and grow our business through our disciplined and responsible strategy, which has contributed to our growth and success to-date.
We focus on the collection of tertiary receivables. According to iResearch, for the six months ended June 30, 2018, we outperformed the second largest service provider in the tertiary receivables recovery market in terms of total value of receivables under collection, total amount collected, total commission, and number of collection specialists employed by a large margin. The commission rate for the collection of tertiary receivables is typically higher than that of fresher receivables, such as primary and secondary receivables, because tertiary receivables are past due for a longer period of time or may be charged-off, and thus more difficult to collect compared to fresher receivables. In most cases, prior to engaging us, our clients had unsuccessfully attempted to collect these delinquent consumer receivables through their in-house collection teams and other service providers before the receivables became tertiary. In 2017, we derived 96.6% of our revenues from the collection of credit card receivables and 3.1% from the collection of other receivables, substantially all of which consist of online receivables.
Our centralized management and remote collection ability contribute to our overall success. According to iResearch, we are one of the pioneers in the industry to provide collection services solely by remote means, such as telephone and text messages, or remote collection, without on-site visit or face-to-face negotiation with debtors. We purposefully do not engage in face-to-face interaction to avoid potential physical confrontation with debtors, control compliance-related risks, streamline and standardize the collection process, and increase collection efficiency. Our quality assurance team leverages our technology and IT system to monitor the conduct of collection specialists more efficiently through remote collection. For example, our operating portal records all telephone conversations with debtors, and our quality assurance team reviews these recordings internally for quality assurance purposes in accordance with our quality assurance protocol. For the six months ended June 30, 2018, 28.9% of all cases assigned were inspected. In addition, we coordinate and manage all client engagements and collection assignment allocations centrally through our Changsha headquarters as part of an integrated and centralized operation management system, or centralized management, while we have offices located in all provinces of China primarily to carry out our collection activities. Our proprietary operating portal automatically and centrally assigns collection tasks to collection specialists at headquarters and other call centers monthly following its pre-set distribution rules considering factors such as the current workload of a particular collection specialist and the value and difficulty of the collection tasks. We believe our centralized management allows us to consolidate marketing efforts, standardize collection process and monitor quality compliance of thousands of collection specialists. We believe our centralized management enables us to expand rapidly and efficiently while maintaining our work quality.
We believe the expertise of our collection team is critical to the success of our business. Our experience is that the tenure and the productivity of our collection specialists are positively correlated in performance measures, especially in the first two years of the collection specialists’ employment. Experienced collection specialists are critical in conducting skip tracing and negotiation with debtors. As a result, we place considerable focus on the hiring, training, retention and motivation of our collection team by providing mentorship, continued education and promotion track based on performance. Our senior collection specialists in each work group, including the department leader, deputy manager and manager-in-charge, have more than two years of experience working with us on average. In addition, we employ a performance monitoring system to monitor our collection specialists’ activities and set daily minimum performance standards, which is linked to our compensation structure based on performance. We expect continued improvement in productivity and profitability as our collection specialists accumulate experience over time. As of June 30, 2018, we had approximately 7,734 full time collection specialists in our offices located in 32 cities in China, which constituted 94.9% of our employees. Monthly average amount collected per collection specialist reached RMB22,827 (US$3,508) for the six months ended June 30, 2018, which was 14.7% higher than that for the year ended December 31, 2017.
We are committed to maintaining and upgrading our technological advances. We focus on building our technology platform, which is supported by our proprietary customer database. Our integrated platform and information technology ensure efficient data mapping and robust reporting capabilities to generate continuously improving collection results. For example, our self-developed proprietary information technology system, or operating portal, supports the core processing functions of our business under a set of integrated databases and are designed to be both replicable and scalable to accommodate our organic growth. Our system is also configured with multiple layers of security modules, as part of our overall data privacy and security program, to protect our database from unauthorized access.
We and Mr. Tan, our founder, have more than 15 years of experience in collecting delinquent consumer receivables. Mr. Tan has utilized his backgrounds in law and entrepreneurship to lead our business operation. Mr. Tan also devoted his expertise and resources to the development of legislation, industry standards, as well as education in the area of delinquent consumer receivables recovery. In addition, our senior management is comprised of executives with over 10 years of industry experience on average. Our senior management team’s experiences paired with its understanding of the Chinese delinquent consumer receivables recovery industry have helped and, we believe, will continue to help us become a strong industry leader.
Our Industry
China’s credit market experienced substantial growth in recent years due to a fast growing economy and an evolving consumer base. The government’s effort to implement policies promoting consumption and spending led to consumption upgrades in terms of quantity and quality and in turn triggered the growth of consumer lending in terms of volume and popularity.
China’s delinquent consumer receivables recovery market is in its early stage of development and has experienced a high rate of growth since 2013, compared to more mature markets such as that of the United States. According to iResearch, total revenue generated by China’s delinquent consumer receivables recovery market grew at a CAGR of 53.0% from 2013 to 2017, compared with a CAGR of 2.9% in the U.S. market during the same period. At the same time, market share of the top three service providers measured by total revenue, or market concentration, was 3.8% for China’s market, compared with 26.8% for the U.S. market in 2017. iResearch believes that major market participants in China have growth opportunities through consolidation of the fragmented market shares with reputable brand, strong relationship with financial institutions and sufficient human and capital resources.
The key characteristics of the tertiary receivable segment of the market are its availability in larger monetary value, higher commission rates, high entry barriers and potential for operations expansion.

The delinquent consumer receivables recovery industry in China is highly fragmented. There were over 3,000 collection agencies in the market, with over 1,000 collection agencies in the tertiary credit card receivables segment as of June 30, 2018. Key competitive factors of these service providers included (i) reputable brand names in order to maintain long-term cooperation with commercial banks and online lenders; (ii) sizable volumes enabled by centrally-managed and large teams; (iii) professional and standardized operations in compliance with relevant rules and regulations; (iv) use of technology such as big data information recovery, electronic claims, electronic judgments and smart training in order to reduce human capital costs; and (v) cultivation of professional employees.
Our Competitive Strengths
We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:
■
our leading position in the delinquent consumer receivables recovery industry and strong relationships with major credit originators;

■
our advanced know-how and proven track record in an emerging industry;

■
our innovative collection process supported by advanced proprietary IT systems and infrastructure;

■
our proven ability to hire, develop and retain a strong team of collection specialists; and

■
our visionary and experienced leadership.

Our Strategies
We believe the following strategies may contribute to our goal of becoming a market leading full service consumer debt collection and asset management company:
■
continue to invest in and upgrade our data mining and artificial intelligence;

■
broaden our industry and market participation;

■
continue to expand our regional presence; and

■
strengthen cooperation with major credit originators and diversify our business.

Our Challenges
We face risks and uncertainties in realizing our business objectives and executing our strategies, including those relating to:
■
increased regulatory risk resulting from public complaints against our industry;

■
unexpected reactions from debtors to our request for payment;

■
deterioration of business relationship with major clients;

■
obtaining sufficient delinquent consumer receivables for collection;

■
retaining efficiency in collecting delinquent consumer receivables;

■
changes in fee arrangements with clients;

■
violation of compliance policies, collection standards and government rules and regulations;

■
retaining existing and attracting new clients;

■
retaining experienced employees and attracting talents; and

■
our limited operating history.

Corporate History and Structure
In April 2014, Ms. Xiaofang Zhou, or Ms. Zhou, established Hunan Yong Xiong Investment Management Co., Ltd., or Yong Xiong Investment with other shareholders. In July 2015, Mr. Man Tan, Ms. Zhou’s spouse, or Mr. Tan, purchased 94% and 3% equity interests of Yong Xiong Investment from Ms. Zhou and another shareholder, respectively. Upon the completion of such share purchase, Mr. Tan and Ms. Zhou held 97% and 3% equity interest of Yong Xiong Investment, respectively. Yong Xiong Investment was renamed the Yong Xiong Group in 2015.
Beginning in August 2018, we began our restructuring in contemplation of this offering. Under the restructuring:
■
Incorporation of the listing entity. In August 2018, we incorporated YX Asset Recovery Limited under the laws of the Cayman Islands as our offshore holding company to facilitate financing and an offshore listing.

■
Incorporation of British Virgin Islands holding company, Hong Kong holding company and WFOE. In August 2018, YX Asset Recovery Limited established a wholly-owned subsidiary in the British Virgin Islands named YX International Holding Ltd. In September 2018, YX International Holding Ltd established a wholly-owned subsidiary in Hong Kong named YX Services Limited. In November 2018, YX Services Limited established a wholly-owned subsidiary in China named Hunan Yong Xiong Intelligence Technology Co., Ltd.

■
Contractual arrangements. Our operations involve value-added telecommunications services. Due to PRC restrictions or prohibitions on foreign ownership of value-added telecommunications businesses in China, we operate our business in China through the Yong Xiong Group, a PRC domestic entity, in which we have no direct ownership interest. In November 2018, we, our WFOE and other parties entered into a series of contractual arrangements with the Yong Xiong Group, which we refer to as our VIE in this prospectus, and its respective shareholders. These contractual arrangements enable us to exercise effective control over our VIE; receive substantially all of the economic benefits of our VIE; and have an exclusive option to purchase all or part of the equity interests in and assets of them when and to the extent permitted by PRC law. For more details, please see “—Contractual Arrangements with the VIE and Its Shareholders.”

As a result of our restructuring and the VIE contractual arrangements, we are the primary beneficiary of our VIE, and we treat the Yong Xiong Group and its subsidiaries as our consolidated variable interest entities under U.S. GAAP. We rely on dividends and other distributions paid to us by our WFOE, which in turn depends on the service fees that our VIE pays to our WFOE. The amount of dividends we will collect from our WFOE depends on our dividend policy. We do not expect to collect any dividend from our WFOE in the foreseeable future because we do not expect to pay any dividend to our shareholders. For more details, please see “Dividend Policy.” Our WFOE will collect service fees from our VIE pursuant to the VIE contractual arrangements, according to which our VIE should pay service fees to our WFOE after our VIE reserves funds for reasonable profits and costs. Our WFOE has the right to make discretionary determination on the amount of service fees to be collected from our VIE. We currently, and expect that we will, in the near future, derive substantially all of our revenues from our VIE, subject to future business plans. However, we do not have unfettered access to our WFOE’s and VIE’s revenues due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. For more details and risks related to our variable interest entity structure, please see “Risk Factors—Risks Related to Our Corporate Structure.” We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.
In August 2018, Mr. Tan, Ms. Zhou, the Yong Xiong Group, and other related parties entered into a framework agreement with Shanghai Zhong Ping Guo Jing M&A Equity Investment Fund  Limited Partnership, or Zhong Ping Capital to set forth the commercial arrangements among the parties, pending execution of the definitive agreements. The parties first entered into the framework agreement rather than immediately agreeing to a definitive agreement because, in order for Mr. Tan to receive the deposit payment from Zhong Ping Capital in a timely manner, the principal terms of the transaction had to be agreed to as soon as possible. These principal terms were memorialized in the framework agreement. In addition, we believe that the transaction with Zhong Ping Capital will enable us to utilize Zhong Ping Capital’s expertise and experience in the professional investment industry to strengthen our corporate profile and corporate governance as well as to diversify our shareholder composition.
In November 2018, we, Mr. Tan, Ms. Zhou, the Yong Xiong Group and other parties entered into a shares sale and purchase agreement with Zhong Ping Capital and Shanghai Hengxiong Enterprise Management Consulting Limited Partnership, an affiliate of Zhong Ping Capital, or Zhong Ping Vehicle, pursuant to which Zhong Ping Vehicle agreed to acquire [2,000] ordinary shares of YX Asset Recovery Limited from Mr. Tan, representing [20]% equity interest of

YX Asset Recovery Limited immediately prior to the completion of this offering. In November 2018, Zhong Ping Vehicle and Mr. Tan entered into an equity transfer agreement, pursuant to which Zhong Ping Vehicle agreed to purchase a nominal 0.0001% equity interest of the Yong Xiong Group from Mr. Tan immediately prior to the completion of this offering, which two transactions we collectively refer to as the Zhong Ping Transactions. At the closing of the Zhong Ping Transactions, the ordinary shares of YX Asset Recovery Limited transferred to Zhong Ping Vehicle will be re-designated as Series A redeemable convertible preferred shares, or preferred shares. The closing of such transaction is subject to customary closing conditions, including government approval in China.
In November 2018, we, YX Management Holding Ltd., the Yong Xiong Group and other parties entered into a share sale and purchase agreement with Changsha Lugu Hi-Tech Mobile Internet Venture Capital Co., Ltd., or Lugu, pursuant to which Lugu agreed to purchase, or designate its affiliate to acquire [60] ordinary shares of YX Asset Recovery Limited from YX Management Holding Ltd., representing [0.6]% equity interest of YX Asset Recovery Limited immediately prior to the completion of this offering, or the Lugu Transaction. At the closing of the Lugu Transaction, the ordinary shares of YX Asset Recovery Limited transferred to Lugu will be re-designated as preferred shares. The closing of such transaction is subject to customary closing conditions, including government approval in China.
Our founder, chairman and chief executive officer, Mr. Tan, is critical to our success. Therefore, we expect that Mr. Tan will maintain super-majority control over the outcome of matters that require shareholders’ vote upon the completion of this offering. We will adopt a dual-class share structure immediately upon the completion of this offering by (i) re-designating or converting all outstanding ordinary shares and preferred shares (other than ordinary shares held by YX Major Limited) into           Class A ordinary shares, and (ii) re-designating or converting all outstanding ordinary shares held by YX Major Limited into           Class B ordinary shares. The dual-class share structure will give disproportionate voting power to the Class B ordinary shares held by YX Major Limited, of which Mr. Tan is the sole shareholder and sole director. As a result, Mr. Tan may exercise          % of our aggregate voting power, and super-majority control over the outcome of matters that require shareholders’ vote upon the completion of this offering.

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIE, upon the closing of the Zhong Ping Transactions, the Lugu Transaction and this offering:

Mr. Man Tan
Ms. Xiaofang Zhou
Shanghai Zhong Ping Guo Jing M&A Equity Investment Fund Limited Partnership
YuXiong Investment Ltd.
Changsha Lugu Hi-Tech Mobile Internet Venture Capital Co., Ltd.
Public Shareholders
%
%
%
%
%
%
YX Asset Recovery Limited (Cayman Islands)
100%
YX International Holding Ltd. (British Virgin Island)
100%
YX Services Limited (Hong Kong)
Outside the PRC
Inside the PRC
100%
100%
Hunan Yong Xiong Information Technology Services Co., Ltd.(2)
Hunan Yong Xiong Intelligence Technology Co., Ltd. (WFOE)
Controls through contractual arrangements
Hunan Yong Xiong Asset Management Group Co., Ltd.(1)
100%
Chengdu Yong Xiong Corporate Management Consulting Co., Ltd.
100%
Beijing Yong Xiong Credit Management Co., Ltd.
100%
Shanghai Wei Xin Enterprise Management Co., Ltd.
100%
Chongqing Yong Xiong Service Outsourcing Co., Ltd.
100%
Changchun Yong Xiong Business Consulting Co., Ltd.
100%
Nanjing Yong Xiong Credit Management Co., Ltd.
100%
Guangzhou Yong Xiong Credit Management Co., Ltd.
100%
Shenzhen Yong Xiong Credit Management Co., Ltd.
100%
Zhengzhou Yong Xiong Corporate Management Consulting Co., Ltd.
100%
Kunming Yong Xiong Business Consulting Co., Ltd.
100%
Hainan Yong Xiong Credit Management Co., Ltd.
100%
Tianjin Yong Xiong Corporate Management Consulting Co., Ltd.
100%
Gansu Yong Xiong Corporate Management Consulting Co., Ltd.
100%
Hunan Weicheng Credit Risk Management Co., Ltd.
100%
Changsha Yubang Software Development Co., Ltd.
100%
Wenzhou Yong Xiong Credit Management Co., Ltd.

Equity interest.

Notes:
(1)
Immediately following the completion of this offering, the shareholders of Hunan Yong Xiong Asset Management Group Co., Ltd. will be Mr. Man Tan, who holds 81.9999% of its equity interest, Ms. Xiaofang Zhou, who holds 3% of its equity interest, Hunan Yuxiong Enterprise Management Limited Partnership, which holds 15% of its equity interest, and Shanghai Hengxiong Enterprise Management Consulting Limited Partnership, which holds 0.0001% of its equity interest.

(2)
We expect to de-register Hunan Yong Xiong Information Technology Services Co., Ltd. in due course.

Corporate Information
Our principal executive offices are located at Xincheng Science and Technology Park Building 7, West Yuelu Road No. 588, Changsha 410205, Hunan Province, People’s Republic of China. Our telephone number at this address is +86 731 81829999. Our registered office in the Cayman Islands is located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is C T Corporation System, located at 111 Eighth Avenue, New York, NY 10011.
Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is http://www.hnyongxiong.com/. The information contained on our website is not a part of this prospectus.
Implications of Being an Emerging Growth Company
As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act. As such, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of our internal control over financial reporting. Under the JOBS Act, we also do not need to comply with any new or revised financial accounting standards until the date that private companies are required to do so.
We will remain an emerging growth company until the earliest of  (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.07 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.
Conventions Which Apply to this Prospectus
Unless we indicate otherwise, all information in this prospectus assumes the underwriter does not exercise its option to purchase up to           additional ADSs representing           Class A ordinary shares from us.
Except where the context otherwise requires and for purposes of this prospectus only:
■
“ADSs” refers to our American depositary shares, each of which represents           Class A ordinary shares;

■
“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong, and Macau;

■
“delinquent consumer receivables” refer to unpaid and past due financial obligations of consumers owed to credit originators, including commercial banks, online lenders and other financial service providers;

■
“IP” refers to intellectual property;

■
“IT” refers to information technology;

■
“online loan” refers to any consumer credit loan originated by online lenders, typically the consumer finance departments of the largest internet companies in China with principal value of less than RMB10,000 (US$1,537);

■
“online receivables” refer to receivables of online loans;

■
“our WFOE” or “our PRC subsidiary” refers to Hunan Yong Xiong Intelligence Technology Co., Ltd., a wholly-owned subsidiary of YX Services Limited in China;

■
“RMB” and “Renminbi” refer to the legal currency of China;

■
“shares” or “ordinary shares” prior to this offering refers to our Class A ordinary shares and Class B ordinary shares, par value $0.01 per share;

■
“tertiary receivables” refer to credit card receivables that are typically more than 12 months past due or are charged-off and online receivables that are typically more than six months past due or are charged-off;

■
“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

■
“we,” “us,” “our company” and “our” refer to YX Asset Recovery Limited, a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include its VIE in the PRC; and

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“Yong Xiong Group” refers to Hunan Yong Xiong Asset Management Group Co., Ltd.

This prospectus contains information and statistics relating to China’s economy and the industries in which we operate derived from various publications issued by market research companies and PRC governmental entities, which have not been independently verified by us, the underwriter or any of its respective affiliates or advisers. The information in such sources may not be consistent with our internal operating data and other information compiled in or outside of China.
All of our operations are conducted in China and all of our revenues are denominated in RMB. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB6.5063 to US$1.00, the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On December 7, 2018, the noon buying rate was RMB6.8733 to US$1.00.

The Offering
Offering price
$          per ADS.
ADSs offered by us
          ADSs (or           ADSs if the underwriter exercises its option to purchase additional ADSs in full).
ADSs offered by the selling shareholders
          ADSs if the underwriter exercises its option to purchase additional ADSs in full.
ADSs to Class A ordinary share ratio
Each ADS represents the right to receive           Class A ordinary shares, par value $0.01 per share.
ADSs outstanding immediately after
this offering
          ADSs (or           ADSs if the underwriter exercises its option to purchase additional ADSs representing Class A ordinary shares in full).
Ordinary shares outstanding immediately after this offering
          Class A ordinary shares (or           Class A ordinary shares if the underwriter exercises its option to purchase additional ADSs representing Class A ordinary shares in full) and           Class B ordinary shares.
The ADSs
Each ADS represents           Class A ordinary shares. The depositary will hold the Class A ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement.
You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.
We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.
To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Option to purchase additional ADSs
We [and the selling shareholders] have granted to the underwriter an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional           ADSs.
Use of proceeds
We expect that we will receive net proceeds of approximately $          million from this offering, or approximately $          million if the underwriter exercises its option to purchase additional ADSs from us in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us of  $          million.
We plan to use 60% of the net proceeds we receive from this offering to expand and enhance our delinquent consumer receivable collection operations, 30% to upgrade our technology and IT infrastructure, and the balance for working capital and other general corporate purposes. See “Use of Proceeds” for more information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.
Nasdaq symbol

Depositary
The Bank of New York Mellon
Lock-up
[We, our directors, executive officers and our existing shareholders] have agreed with the underwriter not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of  [180] days after the date of this prospectus, subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting.”
Risk factors
See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.
The number of ordinary shares that will be outstanding immediately after this offering:
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assumes (i) re-designation or conversion of all outstanding ordinary shares and preferred shares (other than ordinary shares held by YX Major Limited) into           Class A ordinary shares and (ii) re-designation or conversion of all outstanding ordinary shares held by YX Major Limited into           Class B ordinary shares, in each case immediately upon the completion of this offering;

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assumes no exercise of the underwriter’s option to purchase additional ADSs representing Class A ordinary shares;

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excludes           Class A ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of US$          per share; and

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excludes           Class A ordinary shares reserved for future issuances under our equity incentive plans.

Summary Consolidated Financial and Operating Data
The following summary consolidated statements of income data (other than US$ data) for the years ended December 31, 2016 and 2017, summary consolidated balance sheets data (other than US$ data) as of December 31, 2016 and 2017 and summary consolidated cash flow data (other than US$ data) for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
	Year ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Income Data
Revenues	435,636	595,279	91,493
Cost of revenues	(244,109)	(388,106)	(59,651)
Gross Profit	191,527	207,173	31,842
Net income	97,649	109,569	16,840
	As of December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data:
Cash	45,003	44,830	6,890
Accounts receivable	91,819	105,110	16,155
Amounts due from related parties	45,695	117,594	18,074
Total assets	361,458	530,167	81,485
Short-term bank loans, including current portion of long-term bank loan	111,466	8,833	1,358
Amounts due to related parties	22,052	77,605	11,928
Long-term bank loan, excluding current portion	34,908	30,275	4,653
Total liabilities	291,315	320,485	49,258
Total equity	70,143	209,682	32,227

	Year ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	88,801	137,165	21,082
Net cash used in investing activities	(132,081)	(105,797)	(16,261)
Net cash provided by (used in) financing activities	80,303	(31,541)	(4,848)
Net increase (decrease) in cash	37,023	(173)	(27)
Cash at the beginning of the year	7,980	45,003	6,917
Cash at the end of the year	45,003	44,830	6,890
	Year ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Operating Data
Monthly average delinquent consumer receivables under collection (MARC)	7,249,989	14,951,372	2,297,984
Total amount collected	920,547	1,435,991	220,708
Monthly average amount collected per collection specialist	19	20	3

Risk Factors
You should carefully consider the risks described below in connection with reviewing this prospectus. If any of the events referred to below actually occurs, our business, financial condition, liquidity and results of operation could suffer. In that case, the trading price of our ADS could decline and you may lose all or part of your investment. You should also refer to the other information in this prospectus, including our consolidated financial statements and the related notes.
Risks Related to Our Business
We may not be able to collect delinquent consumer receivables efficiently and a decline in our ability to collect delinquent consumer receivables could adversely affect our ability to generate revenues.
The success of our business depends on our ability to collect delinquent consumer receivables efficiently. Our clients pay us a certain percentage of the total amount of delinquent consumer receivables collected as commission; the commission rates correlate strongly to our collection rates. Our operations have been profitable largely due to the fact that we have been able to collect these delinquent consumer receivables efficiently, and thus receive a relatively high commission rate. Our ability to collect delinquent consumer receivables and generate revenues may be adversely affected by the debtors’ inability to repay in a bad economy, the quality of the receivables, or any problem with our operating portal. If we are unable to collect these delinquent consumer receivables efficiently in the future, our business, financial condition and results of operations could be significantly and adversely impacted.
Our operating margin will suffer if we are not able to maintain our commission, utilize our collection specialists and assets efficiently or maintain and improve the current mix of services that we deliver.
Our operating margin is largely a function of the commission that we receive for our services, the efficient use of our technology, and the utilization of our collection specialists. Our business model is predicated on our ability to objectively quantify the value that we provide to our clients. If we fail to succeed on any of these objectives, we may experience a decline in our current operating margin.
The commission we receive for our services, and our ability to manage our technology and collection specialists efficiently, are affected by a number of factors, including:
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our clients’ perceptions of our ability to add value through our services;

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our ability to negotiate on commercial terms with our clients;

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our ability to objectively differentiate and verify the value we offer to our clients;

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competition;

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introduction of new services by us or our competitors;

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cost of communication services;

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our ability to estimate demand for our services;

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our ability to control costs and improve the efficiency of our collection specialists; and

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general economic and political conditions.

If we are not able to maintain our commission rates or utilize our collection specialists and assets efficiently, our results of operations may be adversely affected.
Changes in fee arrangements in collection assignments upon renewal could adversely affect our ability to generate revenues.
Our clients may change commercial terms upon the renewal of engagements, which may not be as favorable compared to those of the previous engagements due to reasons that are not in our control, such as new limitations imposed by the clients’ internal budgets. The commercial terms subject to change may include the highest commission rate that could be paid under such agreement, or the highest commission rate, payment schedule and requirement for deposit payments. Since clients usually have the stronger bargaining power in negotiating these terms, we tend to accept their proposed terms. For example, in June 2016, we entered into a portfolio collection service agreement with a new client, which set the highest commission rate at 60%. We collected more receivables than the client’s projection and the commission we were contracted to receive under such agreement exceeded the client’s internal budgets for such assignment. Therefore, the client reduced the highest commission rate in our next assignment from 60% to 45%. From 2016 to          , 2018, there have been           occasions where clients changed the terms to our subsequent collection service agreements to be less favorable than the terms of the previous agreements. As a result, our ability to generate revenues and our profitability may be adversely affected by our clients’ actions, which are beyond our control.

We may not be able to obtain sufficient delinquent consumer receivables for collection from our clients to sustain our business operations.
We provide services to commercial banks and online lenders to collect the delinquent consumer receivables that our clients are not able to collect on their own. The fees that we receive for collecting these delinquent consumer receivables currently represent almost all of our revenues, and we expect this trend to continue in the future. To operate profitably, we must continuously receive a sufficient supply of delinquent consumer receivables for collection from our clients.
The availability of delinquent consumer receivables for collection depends on a number of factors outside of our control, including the continued growth of consumer debts in China. The growth in consumer debts may be affected by commercial banks and online lenders’ underwriting criteria and government regulations with respect to consumer loans. Any slowing of the consumer debt growth could result in less credit being extended. Therefore, there can be no assurance that our existing or potential clients will continue to outsource their delinquent consumer receivables at recent levels or at all, or that we may be able to continue to offer competitive bids or services for delinquent consumer receivable collection.
If we are unable to maintain, develop and expand our business or adapt to changing market needs as well as our current or future competitors are able to do, or if the amount of outsourced delinquent consumer receivables available in the market for collection decreases, we may not be able to obtain the same amount of delinquent consumer receivables for collection from our clients as we have in the past. As a result, we may not be able to generate the same level of revenues or profits to sustain our operations.
We are highly dependent on our telecommunications and computer systems, and an interruption or error in those systems could have an adverse effect on our business and results of operations.
Our business is materially dependent on our proprietary operating portal and services provided by various telecommunications companies. Development and maintenance of our proprietary operating portal is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our operating portal from functioning properly and consequently adversely affect our information infrastructure and our business. If our equipment or systems cease to work or become unavailable, or if there is any significant interruption in telephone services, we may be prevented from providing services and collecting on delinquent consumer receivables. Our business also depends on the efficient and uninterrupted operation of our computer and communications systems. All of our computer hardware and our computing services are currently located in China. Although we have prepared for contingencies through redundancy measures and disaster recovery plans, such preparation may not be sufficient, and we currently do not carry business interruption insurance. Despite any precautions we may take, the occurrence of a natural disaster, such as an earthquake, flood or fire, or other unanticipated problems at our offices in China, including power outages, telecommunications delays or failures, break-ins to our systems or computer viruses, could result in delays or interruptions to our marketplaces and platforms, loss of our and debtors’ data and business interruption for us. Any of these events could damage our reputation, significantly disrupt our operations and subject us to liability, which could materially and adversely affect our business, financial condition and results of operations.
Our employees may violate our compliance policies, our clients’ collection standards and government rules and regulations during the collection process.
We have compliance policies to instruct and guide our employees’ actions during the course of the collection process to comply with our clients’ collection standards and government rules and regulations. However, our employees may not comply with our compliance policies and observe our clients’ collection standards, and our employees may make verbal or written threats of physical harm, use vulgar or inappropriate language, agree to unauthorized repayment arrangements with debtors or contact their friends or relatives, among other actions, in order to increase the likelihood of collection.
Furthermore, our employees may violate laws and regulations in the collection process. Our employees may use illegal tactics such as impersonation of government officials or fabricated documents to exert influence over debtors, and they may sell debtor information to third parties for their personal financial gains.
Although these are individual acts, violation of our compliance policies or our clients’ standards may adversely affect our business, cause reputational damage, or result in monetary penalties or loss of business. If the violations are severe, our clients may terminate our services and cease cooperation with us in the future. For example, in June 2018, one of our major clients suspended our collection services in Anhui province due to alleged improper conduct by our employees. See “Business—Compliance and Quality Control—Complaints Against Our Service.” In addition, the government may investigate our operations for potential violations of government rules and regulations, which may interrupt our normal operations, and we may be subject to administrative penalties such as monetary penalties or, in the most severe circumstances, suspension of our business.

We have a limited operating history and our historical financial and operating performance may not be indicative of our future results of operations.
Our company only commenced our tertiary delinquent unsecured consumer receivables, or tertiary receivables, recovery business in 2015, although our founder and senior management have accumulated over 15 years of experience in the delinquent consumer receivables recovery industry. As such, we have a limited operating history for you to evaluate our business, financial performance and prospects. We derive substantially all of our revenues from our tertiary receivable collection service, which is a business model that has undergone, and continues to experience, rapid and dramatic changes. For the fiscal years ended December 31, 2016 and 2017, we generated revenues of RMB435.6 million and RMB595.3 million (US$91.5 million), respectively. As a result, we have very little operating history for you to evaluate in assessing our future prospects. We may not be able to achieve similar results or growth in future periods. Our business model may become obsolete due to development of other business models or technologies.
We have primarily focused on the collection of credit card receivables for commercial banks but recently started the collection of other receivables, substantially all of which consist of online receivables. Although we currently focus our development on the consumer finance departments of the largest internet companies in China that provide online loans and expect significant growth, this aspect of our business remains in the early stages of its development. Accordingly, we have a limited operating history in the collection of online receivables and we may not have the experience and resources to analyze and collect online receivables as we do with credit card receivables.
The prospects of our online receivables collection operation must be considered in light of the risks and uncertainties accompanied with early business development. From 2016 to 2017, we received RMB10.0 billion in total online receivables from our clients for collection and have successfully collected RMB95.5 million. Our limited operating history makes prediction of future performance difficult.
You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market. Our ability to maintain profitability primarily depends on many factors, including our ability to compete effectively in this market, our expertise in the collection of tertiary receivables, volume of receivables under collection, our clients’ willingness to waive deposits, our reputation to collect receivables in a timely fashion, our relationships with clients, our technology and IT infrastructure, our ability to bid on charged-off debt portfolios at appropriate terms, our ability to manage debtor complaints, our successful development of collection business with online lenders, and our team of collection specialists who provide quality customer service and compliance with applicable laws and regulations. We may not be able to maintain such qualities or sustain profitability on an annual basis. Accordingly, you should not rely on our results of operations for any prior period as an indication of our future performance. We may not be able to effectively assess or address the evolving risks and difficulties present in the market, which could threaten our capacity to continue to operate successfully in the future. We have a very limited operating history and our prospects must be considered in light of the risks and uncertainties that face early-stage companies.
Our business volume may decrease if our business relationships with major clients deteriorate.
We received delinquent consumer receivables for collection from 18 commercial banks and online lenders, and we identified five commercial banks as our major clients, which individually provided over 10% and, in the aggregate, 89% of our revenues in 2017. If our business relationships with any of these major clients deteriorate or terminate, the total amount of delinquent consumer receivables that we receive for collection may decrease. As new client relationships are challenging and time-consuming to develop, any termination could significantly and adversely affect our business, financial condition and results of operations.
As required by our business, we assign or delegate collection assignments to our branch companies, subsidiaries and affiliates from time to time. Such assignment and delegation may not be permissible under our contracts. In addition, we may be required to destroy certain debtor information or return it to our clients within the agreed time period. Our relationships with major clients may deteriorate if we breach contractual terms, such as any unauthorized assignment or delegation to our branch companies, subsidiaries and affiliates, or failure to fully comply with our contractual commitments to timely destroy or return debtor information.

Our revenues would be adversely affected if our clients develop, use or adopt an alternative to our services.
If our clients decide to develop their own receivables collection solution or platform internally, engage other service providers, or develop their in-house collection team, our business could be adversely affected. For example, our clients may require our collection specialists to sign into our clients’ proprietary receivable collection system to access debtor information, instead of allowing us to use such information in our system. Since our success largely depends on our ability to use our advanced technology system to process successful collections, clients resorting to such alternate systems may eliminate our advantage. In addition, our clients may decide against the use of third party service providers altogether by relying on internal and proprietary resources, which could result in the reduction or loss of substantially all of our revenues.
We may not be able to manage our growth effectively.
We expanded rapidly since our formation and intend to continue to expand our business in terms of market segment participation, regional presence and strategic partnerships. However, our growth will place significant demands on our resources, and we may not manage our growth effectively in the future. In order to successfully manage our growth, we need to:
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upgrade our administrative infrastructure to effectively oversee and manage the new business operations and regional offices;

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continue to improve our management, financial and information systems and controls to enable nation-wide support to all regional offices;

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provide comparable training and management to our current and new employees to meet the challenges entailed by the growth; and

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provide competitive compensation package, and adjust our operations to support our geographical expansion.

Continued growth could place a strain on our management, operations and resources. We cannot assure you that our infrastructure, facilities and personnel will be adequate to support our future operations or to effectively adapt to future growth. If we cannot manage our growth effectively, our results of operations may be adversely affected.
We may not be able to diversify our operations.
Our current operations focus on the collection of tertiary receivables. While our business has been profitable, the lack of business diversification makes us vulnerable to market volatility within this particular market segment. We may enter into the collection of fresh, primary and secondary delinquent consumer receivables as well as acquire delinquent consumer receivables for our own collection to diversify our operations.
However, the primary and secondary delinquent consumer receivable market segments are highly competitive. As a new market participant, we may not compete successfully with the current market participants who have substantially longer operating histories and greater financial resources. There is no assurance that the strategy and methods we developed in the collection of tertiary receivables will be effective in the collection of fresh, primary and secondary delinquent consumer receivables. If we are not be able to offer competitive services, we may not be able obtain fresh, primary and secondary delinquent consumer receivables from potential clients.
We have limited experience in the acquisition of delinquent consumer receivables for our own collection. The PRC government has not allowed the trading of credit card receivables. Even if the law changes and allows our entry into such business, there is no assurance that we will receive the required government licenses to purchase credit card receivables. The success of any receivable acquisition business largely depends on the ability to price credit card receivables portfolios, and we may not have the appropriate expertise to price such portfolios. Although delinquent consumer receivables are generally purchased at a significant discount, the actual amount collected will vary. The actual amount collected may be less than the amount expected or may even be less than the purchase price paid for such consumer receivables. In addition, the timing or amounts to be collected on those consumer receivables cannot be assured. If cash flows from operations are less than anticipated as a result of our inability to collect these consumer receivables, we may have difficulties servicing our debt obligations and may not be able to purchase new delinquent consumer receivables for collection.
Therefore, our efforts to diversify our business and venture into new market segments may prove unsuccessful, which could adversely affect our business, financial condition and results of operations.

Returns from our geographical expansion may not justify our investment.
We have 40 offices in China and intend on establishing several more offices by the end of 2018 or early 2019 as a part of our nationwide expansion. The goal of our geographical expansion is:
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to acquire local employees; and

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to engage potential clients who only engage or prefer to engage service providers that have a local presence.

However, prior to our current expansion efforts, we had limited experience operating in cities and counties outside of Hunan province. We may face significant challenges to maintain our established standards, controls and policies in these regional offices, and we may not be able to integrate these regional offices into our established operations. In addition, there is no assurance that we will successfully hire local talent or obtain receivable collection service contracts that are only available to regional collection agencies even with the establishment of our regional offices. We also cannot predict the financial performance of these regional offices. Our management efficiency, business, financial condition and results of operations may be adversely impacted if our geographical expansion is unsuccessful, because of the upfront investments for our regional offices.
Our senior management team is important to our continued success and the loss of one or more members of senior management could negatively affect our operations.
Our success depends substantially on the expertise and experience of our executive officers, who have extensive skills in and knowledge about the consumer receivables management industry in China. They also have established relationships with our major clients and government regulators. We do not maintain key-man life insurance for any of our executive officers. The loss of services of any or all of our executive officers in the absence of suitable replacements could have a material adverse effect on our operations and future profitability.
In addition, if any of our executive officers joins a competitor or forms a competing company, we may lose clients, research and development expertise and employees. We have employment agreements with Mr. Man Tan, our founder, chief executive officer and chairman of the board; Mr. Xiong Zhou, our executive vice president and Mr. Lei Li, our executive vice president, and most of our other senior executives. The current agreements contain covenants against competition that survive termination of employment. However, these agreements do not and will not assure the continued services of these senior executives, and we cannot assure you that covenants against competition will be enforceable. Our success depends on the continued service and performance of our executive officers, and we cannot guarantee that we will be able to retain those individuals. The loss of the services of Mr. Man Tan, Mr. Xiong Zhou, Mr. Lei Li or one or more of our other executive officers could seriously impair our ability to continue to collect on delinquent consumer receivables and to manage and expand our business.
We may require additional financing in the future, and our operations could be curtailed if we are unable to obtain required additional financing when needed.
We may need to obtain additional debt or equity financing to fund future business expansion and capital expenditures. While we do not anticipate seeking additional financing in the immediate future, any additional equity financing may result in dilution to the holders of our outstanding shares of capital stock. Additional debt financing may restrict our business operations, including the following:
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limiting our ability to pay dividends or requiring us to seek consent for the payment of dividends;

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increasing our vulnerability to general adverse economic and industry conditions;

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requiring us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

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limiting our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot guarantee that we will be able to obtain additional financing on terms that are acceptable to us, or any financing at all.
Our failure to comply with government regulations could result in the suspension or termination of our business operations.
The business scope indicated in the business license of our VIE includes, among others, activities in relation to the receivable collection business, such as services in relation to receivables management, and the collection business engaged by commercial banks in connection with delinquent consumer receivables. We are required to operate within our registered business scope. The competent departments of the administration for industry and commerce may have the authority to recommend enforcement actions and seek monetary penalties on our VIE if our operations exceed such business scope. The PRC government’s administration for industry and commerce has the authority to investigate consumer complaints against debt collection companies like us and to recommend enforcement actions and seek monetary penalties. We are routinely subjected to legal proceedings and regulatory investigations incidental to our business. Failure to comply with applicable laws and regulations could result in warnings, fines, confiscation of earnings, as well as the suspension or termination of our ability to conduct collections, which would materially adversely affect our business, financial condition and results of operations.
We experience high employee turnover rates and we may not be able to hire and retain enough well-trained employees to support our operations.
The delinquent consumer receivables recovery industry is very labor intensive, and we typically experience a high rate of employee turnover. Competition for talent in the recovery industry is intense, and the availability of suitable and qualified candidates in China is limited. We will need to continue to attract and retain experienced and capable personnel at all levels as we expand our business and operations. We compete for qualified personnel with companies in our industry and in other industries. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there is no assurance that these individuals will choose to join or continue to work for us. Our growth requires that we continually hire and train new collection specialists. A higher turnover rate among our collection specialists will increase our recruiting and training costs and limit the number of experienced collection specialists available to service our delinquent consumer receivables. If this occurs, we would not be able to service our delinquent consumer receivables effectively, which could reduce our ability to continue our growth and maintain or improve profitability.
If we are not able to respond to technological advances in a timely manner, we may not remain competitive.
Our success depends in a large part on our technology and IT infrastructure. We use these systems to identify, locate and contact large numbers of debtors and record the results of our collection efforts, as well as to provide customer service to our clients. If we are not able to respond to advances in telecommunications and computer technologies in a timely manner, we may not be able to remain competitive. We have made significant investments in technology to remain competitive and we anticipate that it will be necessary to continue to do so in the future. Telecommunications and computer technologies are changing rapidly and are characterized by short product life cycles, so we must anticipate technological developments. If we are not successful in anticipating, managing, or adopting technological changes on a timely basis or if we do not have the capital resources available to invest in new technologies, our business could be materially adversely affected.
Security and privacy breaches, and failure to comply with personal information protection laws and regulations could adversely affect our business, results of operations and financial condition.
We generate and process a large amount of personal data. Our databases contain our clients’ customer data, including credit card information and other personal information. Any security or privacy breach of these databases could expose us to liability, increase our expenses relating to the resolution of these breaches and deter our clients from selecting our service. We face risks inherent in handling large volumes of data and in securing and protecting such data. For example, we face challenges protecting the data in our systems, including attacks on our system by external parties or fraudulent behavior by our employees.
In addition, we are subject to various personal information protection laws and regulations in China, which regulate the data collection, storage, use, processing, disclosure and transfer of personal information. While we take measures to comply with all applicable personal information protection laws and regulations, we cannot guarantee the effectiveness of these measures. Any failure or perceived failure to comply with any applicable personal information protection laws and regulations, or any failure or perceived failure of our employees to comply with our internal control measures may result in negative publicity, legal proceedings or regulatory actions against us. These results could damage our reputation, discourage current and potential clients from engaging our services and subject us to fines and government investigations, which could have a material adverse effect on our business, results of operations and financial condition. See “Regulations—Regulations on Personal Information Protection.”
Furthermore, the interpretation and application of personal information protection laws and regulations are uncertain and evolving. We cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. In addition, we may become subject to additional laws and regulations that come into effect regarding the protection of personal information in connection with debtor information to which we have access. Compliance with these additional regulatory requirements could force us to incur substantial costs or require us to change our business practices. Any occurrence of the foregoing circumstances may negatively affect our business, results of operations and financial condition.

If we fail to maintain the requisite licenses or comply with the regulatory requirements under the complex regulatory environment applicable to our businesses in China, our business, financial condition and results of operations may be materially and adversely affected.
We have obtained value-added telecommunications service licenses, or VATS licenses, for the provision of value-added telecommunication services. These licenses are generally subject to regular government review or renewal. We are currently applying for renewal of the VATS licenses held by Changsha Yubang Software Development Co., Ltd., one of the wholly-owned subsidiaries of Yong Xiong Group. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.
In addition, the outsourced delinquent consumer receivables recovery industry is still at an early stage of development in China, compared to more mature markets such as that of the United States. The regulatory framework of our industry is unclear since the PRC government has not adopted regulations specifically regulating independent delinquent consumer receivables recovery service providers. See “—Regulation on Delinquent Consumer Receivables Recovery Service Providers.” Our failure to comply with any new rules or regulations introduced may materially and adversely affect our business, financial condition, and results of operations.
We may be unable to protect our proprietary intellectual property rights from unauthorized use, such that our brand, reputation and business may be negatively impacted.
Our protection of our intellectual property is crucial to our success and future growth, as we rely on a combination of patents, copyrights, trademarks and other rights to protect our know-how, proprietary technology, processes and other intellectual property. The protective measures we take may not be sufficient to prevent theft and unauthorized use. We may have to bring lengthy and costly litigation and take time-consuming measures in order to protect our intellectual property rights, diverting our management’s attention from our business operation. Our brand, reputation and business may be negatively impacted by such measures and risks.
Our senior management lacks experience in managing a public company and complying with laws applicable to operating as a U.S. public company domiciled in the Cayman Islands and failure to comply with such obligations could have a material adverse effect on our business.
Prior to the completion of this offering, we operated as a private company located in the PRC. In the process of taking steps to prepare us for this offering, the Yong Xiong Group’s senior management became the senior management of YX Asset Recovery Limited. Most of the senior management of YX Asset Recovery Limited does not have experience managing a publicly listed company or managing a Cayman Islands company.
As a result of this offering, we will become subject to laws, regulations and obligations that do not currently apply to us, and most of our senior management currently do not have experience in complying with such laws, regulations and obligations. The senior management is only experienced in operating the business of the Yong Xiong Group in compliance with Chinese laws. Similarly, by virtue of this offering, YX Asset Recovery Limited will be required to file reports in compliance with U.S. securities and other laws. These obligations can be burdensome and complicated, and failure to comply with such obligations could have a material adverse effect on us. In addition, we expect that the process of learning about such new obligations as a public company in the United States will require our senior management to devote time and resources to such efforts that might otherwise be spent on the operation of our business.
We have limited business insurance coverage. Any future business liability, disruption or litigation we experience might divert management focus from our business and could significantly impact our financial results.
Availability of business insurance products and coverage in the PRC is limited, and most business insurance products are expensive in relation to the coverage offered. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurances on commercially reasonable terms make it impractical for us to maintain such insurance policies. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in the PRC, and we have not made any reserve for these purposes. Accordingly, a business disruption, litigation or natural disaster may result in substantial costs and divert management’s attention from our business, which would have an adverse effect on our results of operations and financial condition.

Certain data and information in this prospectus was obtained from external third parties and we have not independently verified such data and information.
In this prospectus we have utilized data and information from external sources including various third parties comprising government sources and private entities such as industry consultant iResearch. Such external sources of statistical data include projections based on numerous assumptions. The performance of the overall industry and segment affects our business and the market price of our ADSs, especially if they fail to grow at the projected rate. Further, the new and constantly evolving environment of the industry and market results in significant uncertainties, and the projections or estimates about the growth of the market in which we operate in should be considered in this context. If any of the assumptions underlying the market data prove to be incorrect, discrepancies between the projections and actual results may emerge.
We have not independently verified data and information obtained from third party external sources, and the method of collection and methodologies employed by such third parties may differ from ours. In addition, these industry reports and publications generally include a disclaimer that the information therein is believed to be reliable but which accuracy and completeness cannot be guaranteed.
We rely on assumptions and estimates to calculate certain key operating metrics and inaccuracies in such metrics may harm our reputation and adversely affect our business.
Certain key operating metrics in this prospectus are calculated using our internal data that have not been independently verified by third parties. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are some challenges in measuring those metrics. In addition, our key operating metrics are derived and calculated based on different assumptions and estimates, and you should be cautious of such assumptions and estimates when assessing our operating performance.
Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in data availability, sources and methodology. If we discover material inaccuracies in our operating metrics, our reputation may be harmed and third parties may be less willing to allocate their resources or spending to us, which could adversely affect our business and operating results.
We may from time to time become party to litigation, other legal or administrative disputes, proceedings and investigations that may materially and adversely affect us.
In the course of our ordinary business operations, we may become a party to litigation, legal proceedings, claims, disputes or arbitration proceedings from time to time. Any ongoing litigation, legal proceedings, claims, disputes or arbitration proceedings may distract our senior management's attention and consume our time and other resources. In addition, even if we ultimately succeed in such litigation, legal proceedings, claims, disputes or arbitration proceedings, there may be negative publicity attached to such litigation, legal proceedings, claims, disputes or arbitration proceedings, which may materially and adversely affect our reputation and brand names. In the case of an adverse verdict, we may be required to pay significant monetary damages, assume significant liabilities or suspend or terminate parts of our operations. As a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.
We are unable to predict all the risks and uncertainties that we face as a result of current economic, political, social and regulatory developments and many of these risks are beyond our control. All such factors may adversely affect our business and operations as well as our financial performance. For example, while China has a comprehensive set of laws, rules and regulations, the administration of economic affairs is also highly dependent on changes in national and regional policy, including the implementation of laws, rules and regulations. From time to time, particularly when certain activities are the target of greater policy scrutiny, key personnel of affected enterprises have had to respond to inquiries from Chinese regulatory authorities. The time and energy needed to respond to such inquiries may affect such persons’ ability to devote full attention to their enterprises or, in extreme cases, step down from their roles. Resulting negative publicity from such inquiries, whether or not justified, may also have a negative effect on the results of operations of such enterprises.

RISKS RELATED TO OUR INDUSTRY
We operate a socially sensitive business. Public complaints against the delinquent consumer receivables recovery industry generally or against us in particular may result in increased regulatory risk, which may materially and adversely affect our business, financial condition and results of operations.
The general public may have certain misconceptions about the receivables recovery industry, such as the perceived use of unlawful means to collect debts. Given the growth of collection service providers in China, the contentious nature associated with debt collection, the unpredictability of debtor behavior, and the inflow of small-scale market participants with weak compliance protocols, the delinquent consumer receivables recovery industry is subject to potentially higher and unpredictable government scrutiny. Such development could subject our operations to regulatory restrictions, government investigations, administrative fines and increased compliance requirements. As a result, our business and our ability to generate revenues could be materially and adversely affected.
Furthermore, negative publicity about our industry and business creates the possibility of heightened attention from the public, the media and government regulators. From time to time, complaints or allegations against us, regardless of their veracity, may result in public protests or negative publicity, which could result in government inquiry or harm our reputation. There is no assurance that we would not become a target for public scrutiny in the future or such scrutiny and public exposure would not severely damage our reputation as well as our business and prospects. Furthermore, we rely heavily on our reputation to develop and maintain client relationships. Commercial banks and online lenders may refuse to work with us if we suffer from a tarnished reputation, since any perceived or actual violation of laws and regulations by service providers could increase our clients’ regulatory risks. As such, our business is particularly vulnerable to negative media coverage and negative publicity.
In addition, our directors and management may become subject to scrutiny by the media and the public regarding our business, which may result in unverified, inaccurate or misleading information about our directors and management being reported by the press. Negative publicity about our directors or management, even if untrue or inaccurate, may harm our reputation.
Debtors may respond to our request for payment with unexpected reactions.
Our primary method of collecting delinquent consumer receivables is to contact debtors by telephone, inform debtors about the disadvantages and consequences of having delinquent debts, and formulate a payment plan with these debtors. However, debtors may not react to our requests for payments rationally. In certain extreme cases, debtors have threatened us with self-inflicted harm in an attempt to dissuade us from collection.
In addition, debtors have formed self-help groups to strategize against collection service providers, including entrapment arrangements to induce collection specialists to violate compliance policies and laws and regulations. We are aware of the existence of certain online social media groups organized by debtors to strategize against collection activities, such as inducing collection specialists to use inappropriate language during the collection process and then recording such conversations as evidence against collection service providers in order to claim monetary damages or request reduction or cancellation of their debts.
Debtors’ actions are beyond our control. If any of their threats materializes, such threats may cause significant reputational damage to our operations and/or instigate a government investigation. Our clients may be discouraged from working with us due to the negative publicity caused by debtors’ actions, which could result in an increase in staff turnover rates, a decrease in revenues and an adverse impact on our business, financial condition and results of operations. Government agencies may also initiate formal investigations as result of any materialized threats. Government agencies may detain our executives and employees and/or temporarily suspend or permanently shut down our business as part of the investigation. As of the date of this prospectus, government agencies have not initiated any investigation against us for violations during collection.
We operate in a highly competitive and fragmented market, and market competition could materially and adversely affect our business, financial condition and results of operations, and limit our ability to increase market share.
We operate in a highly competitive and fragmented market and expect competition to persist or intensify in the future. We compete with other collection service providers primarily on industry reputation and expertise in the collection of tertiary receivables, technology and IT infrastructure, relationships with clients, the services of well-trained collection specialists and compliance with applicable collections laws. Some of our competitors may have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships than we do in the industries that we currently serve or may serve in the future. Some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies through cooperation, mergers or acquisitions, in order to increase their ability to address client needs. Increased competition, pricing pressure or loss of market share could reduce our operating margin, which could harm our business, results of operations and financial condition. Furthermore, our competitors may be able to develop or adopt new technologies faster than we can, or offer a broader range of services than we are presently able to offer.
In addition, due to intense competition in our industry, we have been and may be the target of incomplete, inaccurate and false statements about our company that could damage our and our management’s reputation and materially deter clients from working with us. Our ability to respond to our competitors’ misleading marketing efforts may be limited by legal prohibitions on permissible public communications by us during our initial public offering process or during future periods.
Risks Related to Our Corporate Structure
If the agreements that establish the structure for certain of our operations in China do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
Our operations involve value-added telecommunications services and, due to PRC restrictions or prohibitions on foreign ownership of value-added telecommunications businesses in China, we operate our business in China through the Yong Xiong Group, a PRC domestic entity, in which we have no direct ownership interest. See “—Regulation on Foreign Investment in Value—Added Telecommunications Businesses.” In November 2018, we and our WFOE entered into a series of contractual arrangements with our VIE and its shareholders, which enable us to (i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; and (iii) hold an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate its financial results into our consolidated financial statements under U.S. GAAP. See “Corporate History and Structure” for further details.
In the opinion of Zhong Lun Law Firm, our PRC legal counsel, (i) the ownership structure of our VIE in China and our WFOE, both currently and immediately after giving effect to this offering, complies with all existing PRC laws and regulations; and (ii) the contractual arrangements among our company, our WFOE, our VIE and each of the shareholders of our VIE, governed by PRC law, are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:
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discontinuing or placing restrictions or onerous conditions on our operations through any transactions between our WFOE and our VIE;

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imposing fines, confiscating the income from our WFOE or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

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requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

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restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIE or our right to receive substantially all the economic benefits and residual returns from our VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect on our business and results of operations.
We will rely on contractual arrangements with our VIE and its shareholders to conduct our businesses. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations in an acceptable manner or taking other actions that are detrimental to our interests.
If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we will rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. However, the shareholders of our consolidated VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.
Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
We refer to the shareholders of our VIE as its nominee shareholders because although they remain the holders of equity interests on record in our VIE, pursuant to the terms of the relevant power of attorney to be executed by them, each such shareholder will irrevocably authorize our WFOE to exercise his, her or its rights as a shareholder of the VIE. However, if our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may be limited in our ability to enforce the contractual arrangements that give us effective control, and if we are unable to maintain effective control, we may not be able to continue to consolidate the VIE’s financial results with our financial results. Furthermore, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be granted under PRC law. For example, if the shareholders of our VIE refuse to transfer their equity interest in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.
All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.
The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
The shareholders of our VIE may have potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our WFOE’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.
We may lose the ability to use and enjoy assets held by our VIE that are material to the operation of a certain portion of our business if our VIE enters bankruptcy or becomes subject to a dissolution or liquidation proceeding.
As part of our contractual arrangements with our VIE, our VIE and its subsidiaries hold certain assets that are material to the operation of certain portion of our business, including intellectual property and premise. If our VIE enters bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.
Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.
The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.
Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of  “actual control” in determining whether a company is considered an foreign invested enterprise, or FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry approval by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. According to the draft Foreign Investment Law, once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “catalog of special administrative measures,” which is classified into the “catalog of prohibitions” and the “catalog of restrictions,” to be separately issued by the State Council later. Foreign investors are not allowed to invest in any sector set forth in the catalog of prohibitions.
The draft Foreign Investment Law does not indicate what actions should be taken with respect to companies with an existing contractual arrangement structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the “catalog of special administrative measures” to be issued will differ from the Catalog for the

Guidance of Foreign Investment Industries (Revised in 2017), or the 2017 Catalog. If the enacted version of the Foreign Investment Law and the final “catalog of special administrative measures” mandate further actions, such as the MOFCOM market entry approval, to be completed by companies with an existing contractual arrangement structure like us, we will face uncertainties as to whether such approval can be timely obtained, or at all. If we are not able to obtain such approval when required, our contractual arrangement structure may be regarded as invalid and illegal. As a result, we would not be able to (i) continue our business in China through our contractual arrangements with our VIE, (ii) exert control over our VIE, (iii) receive the economic benefits of our VIE under such contractual arrangements, or (iv) consolidate the financial results of our VIE. Were this to occur, our results of operations and financial condition would be materially and adversely affected.
The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs.
Aside from an investment information report required at each investment, and investment amendment reports, which are required to be submitted upon alteration of investment specifics, it is mandatory for entities established by foreign investors to submit an annual report, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.
Risks Related to Doing Business in China
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
All of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.
Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.
Our revenues may be materially and adversely affected by any economic slowdown in China as well as globally.
The success of our business ultimately depends on consumer spending. We derive all of our revenues from China. As a result, our revenues and net income are impacted to a significant extent by economic conditions in China and globally. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates.
The PRC government has in recent years implemented a number of measures to control the rate of economic growth, including by raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. According to the National Bureau of Statistics of China, in the second quarter of 2018, China’s GDP growth rate was 6.7%. Any continuing or worsening slowdown could significantly reduce domestic commerce in China. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

Recently, the United States imposed significant tariffs on certain Chinese-made products. The PRC has in turn imposed tariffs against certain U.S. products in response to U.S. tariffs. Continued trade tensions between the U.S. and China may ultimately have an adverse effect on the global economy, which in turn may affect our business.
Uncertainties with respect to the PRC legal system could adversely affect us.
The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.
In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.
We are a company incorporated under the laws of the Cayman Islands, and we conduct all of our operations in China and all of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time, and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.
The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.
We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.
We are a Cayman Islands holding company, and we may rely on dividends and other distributions on equity from our PRC subsidiary, which in turn depend on the service fees paid to our PRC subsidiary, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. We currently, and expect that we will, in the near future, derive substantially all of our revenues from our VIE, subject to future business plans. However, this does not mean that we are able to have unfettered access to our PRC subsidiary’s and VIE’s revenues due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and restrictions on foreign investment, among others. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, both of our PRC subsidiary and our VIE are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.
In response to the persistent capital outflow and RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, on November 29, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in cannot exceed 30% of the domestic enterprise’s ownership interest in the offshore enterprise. The PBOC Circular 306 may constrain our PRC subsidiary’s ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiary’s dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”
Under the Enterprise Income Tax Law of the PRC and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiary, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, YX Services Limited, which directly owns our PRC subsidiary is incorporated in Hong Kong. However, if YX Services Limited is not considered to be the beneficial owner of dividends paid to it by our PRC subsidiary under the tax circulars promulgated in April, 2018, such dividends would be subject to withholding tax at a rate of 10%. If our PRC subsidiary declares and distributes profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary and VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs, in China, capital contributions to our PRC subsidiary are subject to filing with the MOFCOM in its foreign investment comprehensive management information system and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary and VIE is required to be registered with the SAFE or its local branches or filed with SAFE in its information system, and (b) each of our PRC subsidiary and VIE may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits. See “Regulation—Regulations on Foreign Exchange.” Any medium or long term loan to be provided by us to our VIE must also be approved by the NDRC. We may not obtain these government approvals or complete such registrations or filings on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiary and VIE. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiary. This is because there is no statutory limit on the amount of registered capital for our PRC subsidiary, and we are allowed to make capital contributions to our PRC subsidiary by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiary completes the relevant filing and registration procedures. With respect to loans to the PRC subsidiary by us, (i) if the relevant PRC subsidiary adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt mechanism, the outstanding amount of the loans cannot exceed the difference between the total investment and the registered capital of the PRC subsidiary and there is, in effect, no statutory limit on the amount of loans that we can make to our PRC subsidiary under this circumstance because we can increase the registered capital of our PRC subsidiary by making capital contributions to them, subject to the completion of the required registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the relevant PRC subsidiary adopt the foreign exchange administration mechanism as provided in the PBOC Notice No. 9, or the Notice No. 9 Foreign Debt mechanism, the risk-weighted outstanding amount of the loans, which is calculated based on the formula provided in the PBOC Notice No. 9, cannot exceed 200% of the net asset of the relevant PRC subsidiary. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiary. Currently, our PRC subsidiary has the flexibility to choose between the Current Foreign Debt mechanism and the Notice No. 9 Foreign Debt mechanism before it submits information on the conclusion of the cross-border financing contract for record-filing for the first time. However, if the Notice No. 9 Foreign Debt Mechanism, or a more stringent foreign debt mechanism becomes mandatory and our PRC subsidiary is no longer able to choose the Current Foreign Debt mechanism, our ability to provide loans to our PRC subsidiary or our VIE may be significantly limited, which may adversely affect our business, financial condition and results of operations.
In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by the PRC law. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. On April 8, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amended certain provisions of Circular 19. SAFE Circulars 19 and 16 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from this offering within the business scopes of our PRC subsidiary. SAFE Circular 19 and 16 may significantly limit our ability to transfer to and use in China the net proceeds from this offering, which may adversely affect our business, financial condition and results of operations.
Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund, or IMF, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.
Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.
Our use of some leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.
As of the date of this prospectus, some of the lessors of our properties leased by us in China have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Although we may seek damages from such lessors, such leases may be void and we may be forced to relocate. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.
In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential warnings and penalties up to RMB10,000 per unregistered leased property.
The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.
Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. If we fail to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial condition and results of operations may be adversely affected.
These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.
Our failure to make sufficient statutory social welfare payments for our employees could materially and adversely affect our business, financial condition, results of operations and prospects.
PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including medical care insurance, occupational injury insurance, unemployment insurance, maternity insurance, pension benefits and housing fund contributions. While we believe we have made adequate provision in our audited consolidated financial statements for any outstanding amounts that are not paid or withheld, our failure to make payments may be in violation of the applicable PRC laws and regulations and we may be subject to fines and penalties. According to the applicable PRC laws and regulations, employers failing to make any of these social welfare benefit payments may be ordered by the government to rectify the noncompliance and make the required payments. Failure to make social insurance premium payments may also subject employers to a late fee of up to 0.2% or 0.05%, as the case may be, of the amount overdue per day from the original due date, by a stipulated deadline after they receive written notice from the authorities. If the payment is not made by the stipulated deadline after the employer receives written notice from the authorities in the case of any of the insurance and pension benefit premium described above, the employer may be assessed by the relevant government authority for fines of up to three times the amount of any under-reported obligation of the employer. An application may be made to the relevant government authority for deduction of the overdue amount from the employer’s bank account or to a local court for compulsory enforcement of any of these payment obligations and an employee is entitled to compensation if the employer fails to make payments due for social welfare benefits. Late charges, penalties or legal or administrative proceedings to which we may be subject could materially and adversely affect our reputation, financial condition, results of operations and prospects.
The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and certain other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM should be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.
The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Round-trip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. In February 2015, the SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of the SAFE. Qualified banks should examine the applications and accept registrations under the supervision of the SAFE.
If our shareholders who are PRC residents or entities do not complete their registration procedures set forth in the foregoing regulations, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.
We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. In November 2018, Mr. Man Tan, our chief executive officer and chairman of the board, and Ms. Xiaofang Zhou, our shareholder, both PRC residents, completed the foreign exchange registrations under the relevant PRC laws.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.
Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who will be granted share-based awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company or the 2012 SAFE Notices, promulgated by the SAFE in 2012. Pursuant to the 2012 SAFE Notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We, our directors, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who will be granted share-based awards will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations on Employee Share Options.”
The State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Regulation—Regulations on Employee Share Options.”
If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that YX Asset Recovery Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of YX Asset Recovery Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that YX Asset Recovery Limited is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.
We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.
On December 10, 2009, the SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, with retroactive effect from January 1, 2008, to December 1, 2017. Pursuant to SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, should report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.
On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.
On October 17, 2017, the SAT released Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, with effect from December 1, 2017. SAT Public Notice 37 replaced a series of important circulars, including but not limited to SAT Circular 698, and revised the rules governing the administration of withholding tax on China-source income derived by the non-resident enterprise. SAT Public Notice 37 provided certain key changes to the current withholding regime, such as (i) the withholding obligation for non-resident enterprise deriving dividend arises on the day the payment is actually made rather than on the day of the resolution to declare the dividends; (ii) the provision that non-resident enterprise should self-report tax within seven days if their withholding agents fail to withhold any or sufficient tax is removed.
We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring and sale of the shares in our offshore subsidiaries and investments. Our company may be subject to withholding obligations if our company is a transferee in such transactions under SAT Public Notice 37 and SAT Public Notice 7. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be required to expend valuable resources to comply with SAT Public Notice 37 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars. Our expending of such resources may affect our ability to deploy adequate resources to the operation of our business, which may have an adverse effect on our financial condition and results of operations.
The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.
Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.
Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.
The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.
Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.
Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or CSRC.
In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against five Chinese-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain China-based companies that are publicly traded in the U.S. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these China-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective customers is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.
In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ordinary shares may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.
Our failure to comply with the U.S. Foreign Corrupt Practices Act, or the FCPA, and other anticorruption laws could result in penalties which could harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.
After the completion of this offering, we will be subject to the FCPA, which prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits, along with various other anticorruption laws. We are in the process of implementing policies and procedures designed to ensure that we, our employees and other intermediaries comply with the FCPA and other anti-corruption laws to which we are subject. Such policies or procedures may not work effectively or protect us against liability under the FCPA or other laws for actions taken by our employees and other intermediaries with respect to our business or any businesses that we may acquire. As we market and offer our services to increasing numbers of state-owned enterprises, we will have frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. Any investigation of a potential violation of the FCPA or other anticorruption laws by the United States or foreign authorities could have an adverse impact on our reputation, and if we are not in compliance with the FCPA and other laws governing the conduct of business with government entities, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our reputation, business, financial condition, results of operations and prospects.
Our extensive and growing operations in the PRC may give rise to elevated compliance risks on anti-bribery. In recent years, commercial bribery has increasingly been identified as a key risk in doing business in the PRC. If PRC regulatory authorities determine that our marketing or other activity violates the anti-bribery or anti-corruption laws, we may be penalized or ordered to cease such activity, which could have an adverse impact on our business.
Risks Related to Our ADSs and this Offering
An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.
Our ADSs have been approved for listing on the [Nasdaq Global Market]. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.
The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.
The trading price of our ADSs is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:
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regulatory developments affecting us or our industry;

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variations in our revenues, operating costs and expenses, earnings and cash flow;

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announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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announcements of new offerings, solutions and expansions by us or our competitors;

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changes in financial estimates by securities analysts;

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detrimental adverse publicity about us, our services, our employees, our content offerings, our business model or our industry;

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additions or departures of key personnel;

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release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.
In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.
The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.
The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be           ADSs (equivalent to           Class A ordinary shares) outstanding immediately after this offering, or           ADSs (equivalent to           Class A to ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we, our directors, executive officers and our existing shareholders as well as our option holders have agreed not to sell any ordinary shares, ADSs or similar securities for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.
Our proposed dual-class voting structure will enable Mr. Tan to exercise decisive control over matters requiring a super-majority of shareholders’ vote, limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
Our authorized and issued ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering (with a third class of undesignated shares authorized but not issued). Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 10 votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. All of the outstanding ordinary and preferred shares, either directly or indirectly, held by YX Major Limited or its affiliates as of the date of this prospectus will be automatically re-designated or converted into Class B ordinary shares immediately prior to the completion of this offering. All other ordinary shares or preferred shares that are outstanding as of the date of this prospectus will be automatically re-designated or converted into Class A ordinary shares immediately prior to the completion of this offering. We intend to maintain the dual-class voting structure after the completion of this offering.
Due to the disparate voting powers attached to these two classes of ordinary shares, Mr. Tan will beneficially own approximately          % of our total issued and outstanding ordinary shares on an as-converted basis and          % of the voting power of our outstanding shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs. Therefore, immediately following the completion of this offering and as long as YX Major Limited maintains Class B ordinary shares representing no less than          % of our outstanding shares, Mr. Tan will control the outcome of matters requiring a super-majority of shareholders’ vote, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.
Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.
We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.
Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.
The approval of the CSRC may be required in connection with this offering under PRC law.
The M&A Rules, which were adopted in 2006 by six PRC regulatory agencies, including the CSRC, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.
Our PRC counsel, Zhong Lun Law Firm, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on [Nasdaq Global Market] because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation, (ii) our wholly owned PRC subsidiary were established by foreign direct investment, rather than through a merger or acquisition of a domestic company as defined under the M&A Rules and (iii) no explicit provision in the M&A Rules classifies the respective contractual arrangements among our PRC subsidiary, the VIE and their shareholders as a type of acquisition transaction falling under the M&A Rules.
However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.
Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.
We have adopted the [second] amended and restated memorandum and articles of association that will become effective upon the completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law. The Cayman Islands has not codified the common law duties of directors. The general authority of our directors to conduct the business of the company is set out in our memorandum and articles of association. In addition the Cayman Courts have also generally adopted the English common law principles relating to directors' duties. Where loss has been suffered by the company, the general principle is that the directors' duties are owed to the company and not to its individual shareholders. As a matter of Cayman Islands' law, a shareholder may commence a derivative action in the name of the company against the director(s) in breach of duties. If that claim is defended, the shareholder would then need to make an application to the Cayman court for leave to continue the action. There are material differences between the rights available to shareholders under Cayman Islands laws as opposed to the laws of jurisdictions in the United States. By way of example, the Cayman Islands has a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States although a derivative action may be available to shareholders in the Cayman Islands Court.
Under the laws of some jurisdictions in the United States, such as Delaware corporate law, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Under Delaware law the following protections for minority shareholders exist which are absent under Cayman law:
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home jurisdiction, differ from requirements for companies incorporated in other jurisdictions such as the United States. For a discussion of differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”
Certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands company and all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”
The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.
As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least [30] days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.
You may experience dilution of your holdings due to inability to participate in rights offerings.
We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.
You may be subject to limitations on transfer of your ADSs.
Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary should maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.
Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.
We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of [Nasdaq Global Market]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.
In addition, as a foreign private issuer whose securities are listed on the [Nasdaq Global Market], we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the Nasdaq Rules pursuant to Nasdaq Rule 5615(a)(3), which provides for such exemption to compliance with the Nasdaq Rule 5600 Series. We intend to rely on the exemption available to foreign private issuers for the requirement that an audit committee be comprised of at least three members under Nasdaq Rule 5605(c)(2)(A). We are not required to and will not voluntarily meet this requirement. As a result of our use of the “foreign private issuer” exemptions, our investors will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.
We are a controlled company within the meaning of the Nasdaq Stock Market Rules and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Tan beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:
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an exemption from the rule that a majority of our board of directors must be independent directors;

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an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

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an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.
Before this offering, we were a private company of limited resources. Our internal controls and procedures, especially over financial reporting, may not be able to sufficiently identify any material weaknesses and control deficiencies that could lead to inaccuracies in our financial statements. Our ability to comply with applicable financial reporting requirements and regulatory filings in a timely manner may be impaired. Our independent registered public accounting firm has not conducted an attestation of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the fiscal years ended December 31, 2016 and 2017, we and our independent registered public accounting firm identified one material weakness. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel to formalize and implement key controls over financial reporting process and to prepare, review and report financial information in accordance with U.S. GAAP and SEC reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control weaknesses may have been identified.
Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act. Section 404 of this Act will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. However, as an emerging growth company as defined in the JOBS Act, we may choose to not comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act as to the effectiveness of our internal controls over financial reporting until such time that we cease to be an emerging growth company, although we will still be required to implement and maintain internal control over financial reporting and include the management assessment in our annual reports under Section 404. To comply with Section 404, we may incur substantial costs, expend significant management time on compliance-related issues and hire additional accounting, financial and internal audit staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources. Any failure to maintain effective disclosure controls and procedures or internal control over financial reporting could have a material adverse effect on our business and operating results, and cause a decline in the price of our ADSs.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.
We will incur additional costs as a result of being a public company.
Upon completion of this offering, we will become a public company and expect to incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.
We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors owning our ADSs or ordinary shares.
A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets may be determined by reference to the market price of the ADSs and ordinary shares, which may fluctuate considerably. In addition, because there are uncertainties in the application of the relevant rules and because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for the current or any future taxable year.
Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, given the lack of authority and the highly factual nature of the analyses, no assurance can be given in this regard. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. Furthermore, we may also be a PFIC if we were not treated as the owner of our VIE for U.S. tax purposes.
If we were treated as a PFIC for any taxable year during which a U.S. investor held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.
If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.
If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.
Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Special Note Regarding Forward-Looking Statements and Industry Data
This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:
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our goals and strategies;

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relevant government policies and regulations relating to our industry;

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our ability to retain and increase the amount of receivables for collection and our clients, and expand our service offerings;

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our future business development, financial condition and results of operations;

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expected changes in our revenues, costs or expenditures;

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our expectation regarding the use of proceeds from this offering;

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competition in our industry;

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general economic and business conditions globally and in China; and

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assumptions underlying or related to any of the foregoing.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.
You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

Use of Proceeds
We estimate that we will receive net proceeds from this offering of approximately US$          million, or approximately US$          million if the underwriter exercises its option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us of US$          million.
The primary purposes of this offering are to expand our operations, attract and retain talented employees by providing them with equity incentives, and obtain additional capital. We intend to use the proceeds we receive from this offering as follows:
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approximately US$          million, or 60% of the net proceeds to expand and enhance our operations;

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approximately US$          million, or 30% of the net proceeds to upgrade our technology and IT infrastructure; and

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the balance, approximately US$          million, or 10% of the net proceeds, for working capital and other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds differently than as described in this prospectus.
In utilizing the proceeds of this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary or make additional capital contributions to our PRC subsidiary to fund its capital expenditures or working capital. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiary. This is because there is no statutory limit on the amount of registered capital for our PRC subsidiary, and we are allowed to make capital contributions to our PRC subsidiary by subscribing for its initial registered capital and increased registered capital, provided that the PRC subsidiary completes the relevant filing and registration procedures.
With respect to loans to the PRC subsidiary we may provide, PRC law provides two mechanisms that regulate the maximum amount of loans we may make to our PRC subsidiary. We believe the maximum amount of loans that we are currently allowed to make to our WFOE could be the higher amount calculated pursuant to such mechanisms. Under the traditional foreign exchange administration mechanism, the outstanding amount of the loans should not exceed the difference between the total investment and the registered capital of the PRC subsidiary, while under the foreign exchange administration mechanism as provided in the PBOC Notice No. 9, the risk-weighted outstanding amount of the loans should not exceed 200% of the net asset of the relevant PRC subsidiary. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. Currently, the maximum amount of loans we may make to our WFOE under the traditional foreign exchange administration mechanism is US$5 million, being the difference between the total investment and registered capital of our PRC subsidiary as of December 2018. However, such maximum amount and the difference may increase as the total investment and the registered capital of our PRC subsidiary increase, subject to the completion of relevant registrations. Under the foreign exchange administration mechanism, the maximum amount of loans we may make to our WFOE as of December 2018 is US$         , being 200% of the net asset of our WFOE. Comparing the results under these two mechanisms, we believe all of the net offering proceeds currently would be available for use in our PRC operations via loans to our PRC subsidiary. However, it is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiary, we cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary and VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” It is likely that we will need to convert some of our net proceeds in U.S. dollars into Renminbi in order to use as proceeds as contemplated in this section. For details of PRC regulations governing foreign currency conversion, see “Regulation—Regulations on Foreign Exchange.”

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.
We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Dividend Policy
Our board of directors has complete discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.
We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.”
If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Capitalization
The following table sets forth our capitalization, defined as our long-term bank loan, excluding current portion and total equity, as of  [December 31, 2017]:
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on an actual basis;

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on a pro forma basis to reflect (i) the issuance of           ordinary shares upon the completion of our restructuring; (ii) the closing of the Zhong Ping Transactions and the Lugu Transaction, the designation of           ordinary shares as           preferred shares, and the automatic conversion of preferred shares into           Class A ordinary shares; (iii) the re-designation of ordinary shares held by holders other than YX Major Limited into           Class A ordinary shares; and (iv) the re-designation of ordinary shares held by YX Major Limited into           Class B ordinary shares, in each case immediately prior to the completion of this offering; and

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a pro forma as adjusted basis to reflect (i) the issuance of           ordinary shares upon the completion of our restructuring; (ii) the closing of the Zhong Ping Transactions and the Lugu Transaction, the designation of           ordinary shares as           preferred shares, and the automatic conversion of preferred shares into           Class A ordinary shares; (iii) the re-designation of ordinary shares held by holders other than YX Major Limited into           Class A ordinary shares; (iv) the re-designation of ordinary shares held by YX Major Limited into           Class B ordinary shares, in each case immediately prior to the completion of this offering; and (v) the issuance and sale of           Class A ordinary shares in the form of ADSs by us in this offering at the initial public offering price of US$          per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses of RMB          (US$         ) payable by us, assuming the underwriter does not exercise the option to purchase additional ADSs.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	As of December 31, 2017
	Actual	Pro forma	Pro forma as adjusted
	(RMB in thousands)
Non-Current Liabilities
Long-term bank loan, excluding current portion	30,275
Equity:
[Class A ordinary shares]	—
[Class B ordinary shares]	—
Paid-in capital	60,000
Additional paid-in capital	17,926
Statutory reserve	16,358
Retained earnings	115,398
Total equity/shareholders’ equity	209,682
Total capitalization	239,957

Dilution
If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.
Our net tangible book value as of           was US$          million, or US$          per ordinary share and US$          per ADS. We did not have intangible assets as of          , therefore, our net tangible book value represents the amount of our total assets, less the amount of our total liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the initial public offering price of US$          per ordinary share, which is set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because the ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all ordinary shares.
Without taking into account any other changes in net tangible book value after          , other than to give effect to (i) the issuance of           ordinary shares upon the completion of our restructuring; (ii) the closing of the Zhong Ping Transactions and the Lugu Transaction, the designation of           ordinary shares as           preferred shares, and the automatic conversion of preferred shares into           Class A ordinary shares; (iii) the re-designation of ordinary shares held by holders other than YX Major Limited into           Class A ordinary shares; (iv) the re-designation of ordinary shares held by YX Major Limited into           Class B ordinary shares, in each case immediately prior to the completion of this offering, and (v) our issuance and sale of           ADSs, representing           Class A ordinary shares, offered in this offering at the initial public offering price of US$          per ADS, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of           would have been US$          million, or US$          per ordinary share and US$          per ADS. This represents an immediate increase in net tangible book value of US$          per ordinary share and US$          per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$          per ordinary share and US$          per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:
	Per Ordinary Share	Per ADS
Initial public offering price	US$	US$
Net tangible book value as of	US$	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2017, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or ordinary shares) purchased from us in this offering, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the option granted to the underwriter to purchase additional ADSs.
	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	%	Amount	%
(in millions of US$, except number of shares and percentages)
Existing shareholders					US$	US$
New investors					US$	US$
Total		100.0		100.0

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

Exchange Rate Information
All of our operations are conducted in China and all of our revenues are denominated in RMB. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB6.5063 to US$1.00, the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On December 7, 2018, the noon buying rate was RMB6.8733 to US$1.00.
The following table sets forth, for the periods indicated, information concerning exchange rates between the Renminbi and the U.S. dollar based on the noon buying rate in New York City as certified for customs purposes by the Federal Reserve Bank of New York. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.
	Noon Buying Rate
	Period End	Average(1)	High	Low
	(RMB per US$1.00)
Period
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
2018
June	6.6171	6.4651	6.6235	6.3850
July	6.8038	6.7164	6.8097	6.6123
August	6.8300	6.8453	6.9330	6.8018
September	6.8680	6.8551	6.8763	6.8270
October	6.9737	6.9191	6.9737	6.8680
November	6.9558	6.9367	6.9558	6.8894
December (through December , 2018)
Note:
(1)
Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

Enforceability of Civil Liabilities
Cayman Islands
We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:
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political and economic stability;

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an effective judicial system;

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a favorable tax system;

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the absence of exchange control or currency restrictions; and

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the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:
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the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

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Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.
All of our operations are conducted in China, and all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
We have appointed C T Corporation System, located at 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.
We have been advised by Walkers, our counsel as to Cayman Islands law, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability provisions, whether or not predicated solely upon the U.S. federal securities laws, would be enforceable in the Cayman Islands. This uncertainty relates to whether such a judgment would be determined by the courts of the Cayman Islands to be penal or punitive in nature. We have also been advised by Walkers that, notwithstanding the above, a final and conclusive judgment obtained in U.S. federal or state courts under which a definite sum of money is payable as compensatory damages and not in respect of laws that are penal in nature (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:
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the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the Cayman Islands and the parties subject to such judgment either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

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the judgment given by the foreign court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;

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the judgment was final and conclusive and for a liquidated sum;

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the judgment was not obtained by fraud; and

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the judgment was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy in the Cayman Islands.

A Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Grand Court of the Cayman Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law.

PRC
Zhong Lun Law Firm, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:
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recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

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entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Zhong Lun Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law and relevant civil procedure requirements in China. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in the PRC for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.
It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

Corporate History and Structure
Corporate History
In April 2014, Ms. Zhou established Yong Xiong Investment with other shareholders. In July 2015, Mr. Tan purchased 94% and 3% equity interests of Yong Xiong Investment from Ms. Zhou and another shareholder, respectively. Upon the completion of such share purchase, Mr. Tan and Ms. Zhou held 97% and 3% equity interest in Yong Xiong Investment, respectively. Yong Xiong Investment was renamed the Yong Xiong Group in 2015.
Beginning in August 2018, we began our restructuring in contemplation of this offering. Under the restructuring:
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Incorporation of the listing entity. In August 2018, we incorporated YX Asset Recovery Limited under the laws of the Cayman Islands as our offshore holding company to facilitate financing and an offshore listing.

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Incorporation of British Virgin Islands holding company, Hong Kong holding company and WFOE. In August 2018, YX Asset Recovery Limited established a wholly-owned subsidiary in the British Virgin Islands named YX International Holding Ltd. In September 2018, YX International Holding Ltd established a wholly-owned subsidiary in Hong Kong named YX Services Limited. In November 2018, YX Services Limited established a wholly-owned subsidiary in China named Hunan Yong Xiong Intelligence Technology Co., Ltd.

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Contractual arrangements. Our operations involve value-added telecommunications services. Due to PRC restrictions or prohibitions on foreign ownership of value-added telecommunications businesses in China, we operate our business in China through the Yong Xiong Group, a PRC domestic entity, in which we have no direct ownership interest. In November 2018, we, our WFOE and other parties entered into a series of contractual arrangements with the Yong Xiong Group, which we refer to as our VIE in this prospectus, and its respective shareholders. These contractual arrangements enable us to exercise effective control over our VIE; receive substantially all of the economic benefits of our VIE; and have an exclusive option to purchase all or part of the equity interests in and assets of them when and to the extent permitted by PRC law. For more details, please see “—Contractual Arrangements with the VIE and Its Shareholders.”

As a result of our restructuring and the VIE contractual arrangements, we are the primary beneficiary of our VIE, and we treat the Yong Xiong Group and its subsidiaries as our consolidated variable interest entities under U.S. GAAP. We rely on dividends and other distributions paid to us by our WFOE, which in turn depends on the service fees that our VIE pays to our WFOE. The amount of dividends we will collect from our WFOE depends on our dividend policy. We do not expect to collect any dividend from our WFOE in the foreseeable future because we do not expect to pay any dividend to our shareholders. For more details, please see “Dividend Policy.” Our WFOE will collect service fees from our VIE pursuant to the VIE contractual arrangements, according to which our VIE should pay service fees to our WFOE after our VIE reserves funds for reasonable profits and costs. Our WFOE has the right to make discretionary determination on the amount of service fees to be collected from our VIE. We currently, and expect that we will, in the near future, derive substantially all of our revenues from our VIE, subject to future business plans. However, we do not have unfettered access to our WFOE’s and VIE’s revenues due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. For more details and risks related to our variable interest entity structure, please see “Risk Factors—Risks Related to Our Corporate Structure.” We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.
In August 2018, Mr. Tan, Ms. Zhou, the Yong Xiong Group, and other related parties entered into a framework agreement with Zhong Ping Capital to set forth the commercial arrangements among the parties, pending execution of definitive agreements. The parties first entered into the framework agreement rather than immediately agreeing to a definitive agreement because, in order for Mr. Tan to receive the deposit payment from Zhong Ping Capital in a timely manner, the principal terms of the transaction had to be agreed to as soon as possible. These principal terms were memorialized in the framework agreement. In addition, we believe that the transaction with Zhong Ping Capital will enable us to utilize Zhong Ping Capital’s expertise and experience in the professional investment industry to strengthen our corporate profile and corporate governance as well as to diversify our shareholder composition.
In November 2018, we, Mr. Tan, Ms. Zhou, the Yong Xiong Group and other parties entered into a shares sale and purchase agreement with Zhong Ping Capital and Zhong Ping Vehicle, pursuant to which Zhong Ping Vehicle agreed to acquire [2,000] ordinary shares of YX Asset Recovery Limited from Mr. Tan, representing [20]% equity interest of YX Asset Recovery Limited from Mr. Tan immediately prior to the completion of this offering. In November 2018, Zhong Ping Vehicle and Mr. Tan entered into an equity transfer agreement, pursuant to which Zhong Ping Vehicle agreed to purchase a nominal 0.0001% equity interest of the Yong Xiong Group from Mr. Tan immediately prior to the completion of this offering, which two transactions we collectively refer to as the Zhong Ping Transactions. At the closing of the Zhong Ping Transactions, the ordinary shares of YX Asset Recovery Limited transferred to Zhong Ping Vehicle will be re-designated as preferred shares. The closing of such transactions is subject to customary closing conditions, including government approval in China.
In November 2018, we, YX Management Holding Ltd., the Yong Xiong Group and other parties entered into a share sale and purchase agreement with Lugu, pursuant to which Lugu agreed to purchase, or designate its affiliate to acquire [60] ordinary shares of YX Asset Recovery Limited from YX Management Holding Ltd. representing [0.6]% equity interest of YX Asset Recovery Limited from YX Management Holding Ltd immediately prior to the completion of this offering, or the Lugu Transaction. At the closing of the Lugu Transaction, the ordinary shares of YX Asset Recovery Limited transferred to Lugu will be re-designated as preferred shares. The closing of such transaction is subject to customary closing conditions, including government approval in China.

Corporate Structure
The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIE, upon the closing of the Zhong Ping Transactions, the Lugu Transaction and this offering:

Notes:
(1)
Immediately following the completion of this offering, the shareholders of Hunan Yong Xiong Asset Management Group Co., Ltd. will be Mr. Man Tan, who holds 81.9999% of its equity interest, Hunan Yuxiong Enterprise Management Limited Partnership, which holds 15% of its equity interest, Ms. Xiaofang Zhou, who holds 3% of its equity interest, and Shanghai Hengxiong Enterprise Management Consulting Limited Partnership, which holds 0.0001% of its equity interest.

(2)
We expect to de-register Hunan Yong Xiong Information Technology Services Co., Ltd. in due course.

Contractual Arrangements with the VIE and Its Shareholders
Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications businesses, we currently conduct our business operations through our VIE, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to:
■
exercise effective control over our VIE;

■
receive substantially all of the economic benefits of our VIE; and

■
have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of our VIE. We have consolidated our VIE’s financial results in our consolidated financial statements in accordance with U.S. GAAP.
The following is a summary of the effective contractual arrangements by and among our company, our WFOE, our VIE and each of the shareholders of our VIE.
Agreements that provide us with effective control over our VIE
Shareholder Voting Proxy Agreement and Powers of Attorney. Our WFOE, our VIE and each of the shareholders of our VIE entered into a Shareholder Voting Proxy Agreement, pursuant to which each of the shareholders of our VIE executed a power of attorney to irrevocably authorize our WFOE or any person designated by our WFOE to act as their attorney-in-fact to exercise all of their rights as a shareholder of our VIE, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and removal of directors, supervisors and officers, as well as the sale, transfer, pledge and disposal of all or part of the equity interests owned by such shareholder. The power of attorney will remain effective until the termination of the Shareholder Voting Proxy Agreement unless otherwise instructed by our WFOE.
Equity Pledge Agreement. Our WFOE, our VIE and each of the shareholders of our VIE entered into an Equity Pledge Agreement, pursuant to which the shareholders of our VIE agreed to pledge 100% equity interests of our VIE to our WFOE to guarantee the performance by the shareholders of their obligations under the contractual arrangements including the Exclusive Option Agreement, the Shareholder Voting Proxy Agreement and the Equity Pledge Agreement, as well as the performance by our VIE of its obligations under the Exclusive Option Agreement, the Shareholder Voting Proxy Agreement, the Exclusive Consultation and Service Agreement and the Equity Pledge Agreement. We expect to apply for the registration of the equity pledges with the relevant department of the administration for industry and commerce in accordance with the PRC Property Rights Law. In the event of a breach by our VIE or any shareholder of contractual obligations under the Equity Pledge Agreement, our WFOE, as pledgee, has the right to dispose of the pledged equity interests in our VIE and has priority in receiving the proceeds from such disposal. The shareholders of our VIE also undertake that, without the prior written consent of our WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. Our VIE undertakes that, without the prior written consent of our WFOE, it will not assist or allow any encumbrance to be created on the pledged equity interests. Each shareholder also executed a power of attorney to irrevocably authorize Mr. Tan as their attorney-in-fact to sign any legal documents that are required or useful in exercising our WFOE’s rights under the Equity Pledge Agreement.
Agreement that allow us to receive economic benefits from the VIE
Exclusive Consultation and Service Agreement. Our WFOE and our VIE entered into an Exclusive Consultation and Service Agreement, pursuant to which our WFOE has the exclusive right to provide our VIE with the consulting and technical services required by our VIE’s business. Under the Exclusive Consultation and Service Agreement, our VIE agrees that it may not accept any services subject to this agreement from any third party without our WFOE’s prior written consent. Our VIE agreed to pay our WFOE service fees after our VIE reserves for reasonable profits and costs. Our WFOE has the right to make discretionary determination on the amount of service fees to collect from our VIE. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Consultation and Service Agreement, to the extent permitted by applicable PRC laws. To guarantee our VIE’s performance of its obligations thereunder, the shareholders agreed to pledge their equity interests of our VIE to our WFOE pursuant to the Equity Pledge Agreement. The Exclusive Consultation and Service Agreement will remain effective for an indefinite term, unless otherwise terminated pursuant to mutual agreement in writing or applicable PRC laws.
Agreement that provides us with the option to purchase the equity interests and assets of the VIE
Exclusive Option Agreement. We, our WFOE, our VIE and each of the shareholders of our VIE entered into an Exclusive Option Agreement, pursuant to which the shareholders of our VIE will irrevocably granted our WFOE an exclusive option to purchase all or part of their equity interests of our VIE, and our VIE will irrevocably granted our WFOE an exclusive option to purchase all or part of its assets. Under the Exclusive Option Agreement, our WFOE has the right to exercise, or designate a person or entity to exercise, such options at the lowest price permitted under applicable PRC laws. The shareholders of our VIE undertake that, without our WFOE’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests of our VIE, (ii) transfer or otherwise dispose of their equity interests of our VIE, (iii) change our VIE’s registered capital, (iv) amend our VIE’s articles of association, (v) dispose of our VIE’s material assets (except in the ordinary course of business), or (vi) merge our VIE with any other entity. In addition, our VIE undertakes that, without our WFOE’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets (except in the ordinary course of business). The Exclusive Option Agreement will remain effective until the entire equity interests and all the assets of our VIE have been transferred to our WFOE or its designated person or entity.
Financial Support Undertaking Letter
We executed a financial support undertaking letter addressed to our VIE, pursuant to which we irrevocably undertake to provide unlimited financial support to our VIE to the extent permissible under the applicable PRC laws and regulations, regardless of whether our VIE has incurred an operational loss. The form of financial support includes but is not limited to cash, entrusted loans and borrowings. We will not request repayment of any outstanding loans or borrowings from our VIE if it or its shareholders do not have sufficient funds or are unable to repay such loans or borrowings. The letter is effective from November 8, 2018 until the earlier of  (i) the date on which all of the equity interests of our VIE have been acquired by us or its designated representative(s); and (ii) the date on which we, in our sole and absolute discretion, unilaterally terminate the applicable financial support undertaking letter.
*   *   *
In the opinion of Zhong Lun Law Firm, our PRC legal counsel:
■
the ownership structures of our VIE in China and our WFOE, both currently and immediately after giving effect to this offering, comply with all existing PRC laws and regulations; and

■
upon the execution of the contractual agreements with our VIE and its shareholders, the contractual arrangements among our company, our WFOE, our VIE and each of the shareholders of our VIE, governed by PRC law, will be valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Risk Factors—Risks Related to Our Corporate Structure—If the agreements that establish the structure for certain of our operations in China do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Selected Consolidated Financial Data
The following selected consolidated statements of income data (other than US$ data) for the years ended December 31, 2016 and 2017, selected consolidated balance sheets data (other than US$ data) as of December 31, 2016 and 2017, selected consolidated statements of cash flows data (other than US$ data) for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.
	Year Ended December 31,
	2016		2017
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Selected Consolidated Statements of Income Data
Revenues	435,636	100.0	595,279	91,493	100.0
Cost of revenues	(244,109)	(56.0)	(388,106)	(59,651)	(65.2)
Gross Profit	191,527	44.0	207,173	31,842	34.8
Selling and marketing expenses	(1,145)	(0.3)	(981)	(151)	(0.2)
General and administrative expenses	(55,505)	(12.7)	(56,497)	(8,683)	(9.4)
Income from operations	134,877	31.0	149,695	23,008	25.2
Interest income	32	0.0	85	13	0.0
Interest expense	(8,439)	(1.9)	(12,609)	(1,938)	(2.1)
Government grants	302	0.1	1,959	301	0.3
Income before income taxes	126,772	29.2	139,130	21,384	23.4
Income tax expense	(29,123)	(6.8)	(29,561)	(4,543)	(5.0)
Net income	97,649	22.4	109,569	16,840	18.4
Net income attributable to Hunan Yong Xiong Asset Management Group Co., Ltd.	85,222	19.6	104,661	16,086	17.6
	As of December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash	45,003	44,830	6,890
Accounts receivable	91,819	105,110	16,155
Amounts due from related parties	45,695	117,594	18,074
Prepaid expenses and other current assets	47,143	73,717	11,330
Total current assets	230,904	364,310	55,993
Total assets	361,458	530,167	81,485
Short-term bank loans, including current portion of long-term bank loan	111,466	8,833	1,358
Amounts due to related parties	22,052	77,605	11,928
Accrued expenses and other payables	80,773	143,330	22,029
Total current liabilities	251,022	270,034	41,503
Long-term bank loan, excluding current portion	34,908	30,275	4,653
Total liabilities	291,315	320,485	49,258
Total equity	70,143	209,682	32,227

	Year ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	88,801	137,165	21,082
Net cash used in investing activities	(132,081)	(105,797)	(16,261)
Net cash provided by (used in) financing activities	80,303	(31,541)	(4,848)
Net increase (decrease) in cash	37,023	(173)	(27)
Cash at the beginning of the year	7,980	45,003	6,917
Cash at the end of the year	45,003	44,830	6,890

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
We are a leading business services company that specializes in the collection of tertiary delinquent unsecured consumer receivables, or tertiary receivables, in China. We collect tertiary receivables such as credit card receivables originated by commercial banks, and consumer credit receivables originated by non-bank online financial institutions, or online lenders, typically with principal amount of less than RMB10,000, or online receivables. Delinquent consumer receivables are unpaid and past due financial obligations of individuals owed to credit originators, including banks, online lenders and other financial institutions. Tertiary credit card receivables are typically more than 12 months past due or are charged-off and tertiary online receivables are typically more than six months past due or are charged-off.
We generate substantially all of our revenue from the commission we receive from the successful collection of delinquent consumer receivables. In 2017, we derived 96.6% of our revenues from the collection of delinquent credit card receivables, 3.1% from the collection of other receivables, substantially all of which consist of online receivables, and the remaining revenue from other activities. In most cases, our clients have unsuccessfully attempted to collect these delinquent consumer receivables through their in-house collection teams and other service providers prior to engaging us. Tertiary receivables are past due for a longer period of time and more difficult to collect compared to fresher receivables such as primary and secondary receivables, and thus the market compensation for successful collection of tertiary receivables is generally higher than the market compensation for successful collection of primary and secondary receivables. We believe our focus on the tertiary receivables segment of the general market enables us to generate higher profit margins relative to other collection service providers in China.
The total amount of debt we collected on behalf of our clients in 2016 and 2017 were RMB920.5 million and RMB1.4 billion (US$220.7 million), respectively. Our commissions from debt collection increased by 38.0% from RMB430.0 million in 2016 to RMB593.5 million (US$91.5 million) in 2017. Our gross profit increased by 8.2% from RMB191.5 million in 2016 to RMB207.2 million (US$31.8 million) in 2017. Our net income increased by 12.2% from RMB97.6 million in 2016 to RMB109.6 million (US$16.8 million) in 2017.
General Factors Affecting Our Results of Operations
Our business and operating results are affected by, among others, general factors that affect China’s consumer receivable recovery industry, which include:
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China’s overall economic growth and level of per capita disposable income;

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the availability of consumer credit and the continued growth of consumer debt in China;

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banks, online lenders and other non-bank financial institutions’ willingness to outsource delinquent consumer receivables for collection;

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banks, online lenders and other non-bank financial institutions’ pricing strategy for outsourced collections;

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the overall competitive landscape of the recovery industry;

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the general collectability of the tertiary receivables outsourced; and

■
governmental policies and initiatives that affect China’s consumer receivable recovery industry.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations.
Specific Factors Affecting Our Results of Operations
While our business is influenced by general factors affecting the consumer receivable recovery industry in China, we believe our results of operations are more directly affected by company-specific factors, including the following major factors.

Our ability to obtain sufficient quality delinquent consumer receivables for collection
We derive our revenue from providing collection services to commercial banks and online lenders. The commissions that we receive from such services represent the predominant source of our revenues. To operate profitably, we must continuously receive delinquent consumer receivables for collection from our clients. Therefore, our ability to maintain, develop and expand our business to obtain the same or greater value and number of quality delinquent consumer receivables for collection is essential to our operation. Any material change in consumer receivables for collection could have a significant impact on our results of operations. We currently maintain strong business relationships with top national commercial banks and reputable online lenders in China and have a consistent stream of receivables for collection. To this end, we need to continue to maintain our relationships with existing clients and develop business relationships with new clients to ensure that we have sufficient consumer receivables for collection.
Our ability to allocate company resources and select profitable consumer receivables for collection
The efficient use of limited resources, which include human resources and capital commitments, to conduct our collection operation is fundamental to our success. Therefore, our ability to select profitable consumer receivables based on the receivables’ overall collectability and projected commission revenue is essential to our operation. Based on our market experience and the industry data we accumulated over the years, we have the ability to assess and evaluate receivable portfolio bids under portfolio collection and the ability to target banks as ideal clients under general collection. We believe as we implement and incorporate greater technology into our collection platform, our ability to select profitable consumer receivables for collection and ability to allocate company resources will improve.
Our ability to collect delinquent consumer receivables efficiently
Our business, financial condition and results of operations depend on our ability to collect delinquent consumer receivables efficiently. Our clients pay us a certain percentage of the total value of delinquent consumer receivables collected as commission and the commission rates are correlated to an agreed-upon collection rate schedule with our clients. Our operations have been profitable largely due to the fact that we have been able to collect these delinquent consumer receivables at rates that are generally above the industry average collection rates, and thus receive relatively higher commissions. The key measures of our collection efficiency are the average value and number of receivables assigned to each collection specialist and the average amount collected. As a result of our experienced collection specialists and advances in technology, we believe we can maintain and continue to improve our overall productivity and efficiency in our future operation.
Our ability to manage our growth effectively
We expanded rapidly since our formation and intend to continue to expand our business in terms of market segment participation, geographic presence and strategic partnerships. As a part of our overall expansion plan, we will leverage our experience in tertiary receivable recovery into earlier stage consumer receivable segments and other non-consumer receivable markets, increase our geographic coverage in China by establishing additional offices and synergize our big data resources into our current operations.
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Market Segment Expansion. We will expand into other segments of the collection industry and believe our success in the tertiary receivable segment affords us the ability to expand.

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Geographic Expansion. We will continue to use our centralized operations and proprietary management system to manage our ongoing geographic expansion. Many of our competitors allow their regional offices to operate relatively more independent from central management by allowing their branch offices to engage clients directly and only collect delinquent consumer receivables from credit originators in that local area. Unlike our competitors, our company headquarters in Changsha centrally manages our regional offices by centralizing nationwide client engagement efforts and allocating consumer receivables to the regional offices and call centers for collection based on our efficiency analysis. Therefore, we believe we can maintain the same quality of service throughout all of our regional offices.

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Partnerships. Our strategic partnership with China Unicom aims to utilize the database of one of the largest telecommunication service providers in China to strengthen our skip tracing system. We believe we can leverage and utilize China Unicom’s large database resources into our current platform to improve our collection efficiency.

We believe we can manage our expansion initiatives effectively to develop and grow our company. Failure to do so could adversely affect our business and results of operation.
Our ability to effectively invest in technology infrastructure
Our technology infrastructure and innovation are critical to our collection service. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our operations and accommodate changes in the market. We devote significant resources to develop and advance our technology. In addition, we aim to incorporate the use of artificial intelligence, or AI, and big data analytical capabilities platform into our current technology infrastructure. We believe our ability to effectively invest in technology infrastructure solidifies our status as an innovative industry leader. Failure to continue to successfully adopt technology infrastructure could adversely affect our results of operation.
Our ability to attract, train and retain collection specialists and our ability to manage staff costs
Our ability to collect delinquent consumer receivables depends on our collection specialists’ capability and experience. Therefore, the ability to attract, train and retain capable collection specialists is critical to our business. We believe our reputation as an industry leader and a preferred employer as well as the training and compensation we offer to our employees afford us the ability to maintain a sufficient level of employees to ensure our business operation, overall productivity and expansion initiative to develop and grow our company.
Our efforts to maintain a capable collection team must be balanced with the effective management of staff costs. Staff costs constitute our largest operating cost by far. The inability to manage staff costs diminishes our profitability. We continue to implement and incorporate technologies to increase per specialist output and reduce reliance on human resources in expanding our business.
Key Components of Results of Operations
Operational Data
We monitor our performance using certain operational data, which includes monthly average delinquent consumer receivables under collection, weighted monthly average collection rate and effective commission rate. See “Business —Overview” for a detailed discussion of these operational data.
Revenues
We derive our revenues from commissions generated from our collection of delinquent credit card receivables and other receivables, substantially all of which consist of online receivables, as well as other revenues from Hunan Yong Xin Catering Management Co., Ltd., or Yong Xin Catering, and from Changsha Yubang Software Development Co., Ltd., or Yubang Software. The following table presents our revenue lines and as percentages of our total revenues for the periods presented.
	Year Ended December 31,
	2016		2017
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Collection of credit card debts	420,033	96.4	574,924	88,364	96.6
Collection of other debts	10,012	2.3	18,622	2,862	3.1
Others	5,591	1.3	1,733	267	0.3
Total	435,636	100.0	595,279	91,493	100.0

Collection Service
We collect tertiary receivables such as delinquent credit card receivables and other receivables, substantially all of which consist of online receivables. We generate substantially all of our revenues from commissions received for the successful collection of delinquent credit card receivables. With the emergence of the online consumer lending industry and the growth of online delinquent receivable market in China, we expect our revenue generated from online receivable collections to increase in the next few years.
Others
Revenue from other services primarily consists of revenues generated from Yong Xin Catering for meal services provided to our employees and services provided by Yubang Software. In March 2017, Yong Xin Catering was sold to Changsha Yong Xiong Equity Investment Management Co., Ltd., or Yong Xiong Equity Investment, a company controlled by our founder.

Yubang Software primarily provided software and technology support services to our collection operation and only generated minimum revenue through provision of services to other third party entities in 2016.
Operating Costs and Expenses
Our operating costs and expenses consist of  (i) cost of revenues, (ii) selling and marketing expenses, and (iii) general and administrative expenses.
Cost of revenues. Our cost of revenues mainly consists of staff costs, operating lease charges, depreciation and amortization, and communication charges incurred from our provision of collection services. Staff costs under cost of revenues consist of the salary, bonus, social benefit contributions and other compensation that we pay to our collection specialists. Operating lease charges are expenses related to the lease of our call centers in Changsha. Depreciation and amortization expenses consist of the depreciated value of our property and equipment such as buildings, leasehold improvements, machinery and electronic equipment, office equipment and motor vehicles used for our collection service. Communication charges are expenses related to our collection service in which we attempt to contact debtors mainly by telephone calls and text messages.
Selling and marketing expenses. Our sales expenses consist of business entertainment expenses, conference fees, and other related expenses. Business entertainment expenses are expenses incurred by our marketing department for providing meals, hotel accommodations and transportation for business development activities. Other related expenses primarily consist of marketing and advertising expenses.
General and administrative expenses. Our general and administrative expenses mainly consist of staff costs, depreciation and amortization, business entertainment expenses, conference fees, audit and consultancy fees and other related expenses. Similar to our cost of revenues, staff costs and depreciation and amortization of assets comprise a large portion of our general and administrative expenses. Under general and administrative expenses, staff costs are salary, bonus, social benefit contributions and other compensation to company management and administrative staff. Depreciation and amortization expenses consist of depreciated value of our property and equipment such as buildings, leasehold improvements, machinery and electronic equipment, office equipment and motor vehicles used by our company management administrative staff. Hospitality costs are expenses incurred by our administrative and management departments for providing meals, hotel accommodations and transportation for business development activities. Audit and consultancy expenses consist of fees the company paid to law firms, accounting and auditing firms and consulting firms for legal, accounting, tax and other professional services. We expect our expenses for such professional services to increase in the near future as we become a publicly listed company and need to comply with U.S. securities laws and other U.S. regulations. Other expenses include miscellaneous administrative and office expenses.
Interest expenses
In the course of engaging our clients to obtain portfolio collection contracts, we may need to provide security deposits to these clients as guarantees for the minimum value of consumer receivables collected. We may, from time to time, finance these security deposits by obtaining loans from various banks. Therefore, we incur interest expenses for the provision of security deposits. We also obtained a mortgage for the purchase of our headquarters building in Changsha which contributed to our interest expenses.
Taxation
We had income tax expenses of RMB29.1 million and RMB29.6 million (US$4.5 million) in 2016 and 2017, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes the major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.
Cayman Islands
We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands. In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the Cayman Islands.
Hong Kong
Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2016 and 2017.

PRC
Generally, our PRC subsidiary, our VIE and its subsidiaries are subject to enterprise income tax, or EIT, on their taxable income in the PRC at a rate of 25.0%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.
Yubang Software currently qualifies as a newly established and qualified software enterprise and enjoys two year tax exemptions and three year 50.0% tax reductions under the preferential tax treatment from 2016 to 2020.
Our PRC subsidiary, our VIE and its subsidiaries were subjected to general business tax at a rate of 5.0% from January 2016 to April 2016 and are currently subject to VAT at a rate of 6.0% on the services we provide.
If our holding company in the Cayman Islands or our subsidiary outside of the PRC were deemed to be a “resident enterprise” under the EIT law, it would be subject to EIT on its worldwide income at a rate of 25.0%. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”
Results of Operations
The following table summarizes our consolidated results of operations and as percentages of our total revenues for the years presented.
	Year Ended December 31,
	2016		2017
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues
Collection of credit card debts	420,033	96.4	574,924	88,364	96.6
Collection of other debts	10,012	2.3	18,622	2,862	3.1
Others	5,591	1.3	1,733	267	0.3
Revenues	435,636	100.0	595,279	91,493	100.0
Cost of revenues	(244,109)	(56.0)	(388,106)	(59,651)	(65.2)
Gross Profit	191,527	44.0	207,173	31,842	34.8
Operating Expenses
Selling and marketing expenses	(1,145)	(0.3)	(981)	(151)	(0.2)
General and administrative expenses	(55,505)	(12.7)	(56,497)	(8,683)	(9.4)
Income from operations	134,877	31.0	149,695	23,008	25.2
Interest income	32	0.0	85	13	0.0
Interest expense	(8,439)	(1.9)	(12,609)	(1,938)	(2.1)
Government grants	302	0.1	1,959	301	0.3
Income before income taxes	126,772	29.2	139,130	21,384	23.4
Income tax expense	(29,123)	(6.8)	(29,561)	(4,543)	(5.0)
Net income	97,649	22.4	109,569	16,840	18.4

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016
Operational Data
Monthly average delinquent consumer receivables under collection. Our monthly average delinquent consumer receivables under collection increased by 108.3% from RMB7.2 billion in 2016 to RMB15.0 billion in 2017 due to the substantial growth of China’s credit market and the corresponding growth of delinquent consumer receivables. In addition, our continued effort to expand our business by establishing additional offices and hiring additional collection specialists increased our capacity to engage and collect additional delinquent consumer receivables on behalf of new and existing clients.
Weighted monthly average collection rate. Our weighted monthly average collection rate decreased by 0.2 percentage points from 0.9% in 2016 to 0.7% in 2017 because delinquent consumer receivables under collection increased at a greater rate compared to the number of collection specialists we hired in 2017 to collect delinquent consumer receivables. Our weighted monthly average collection rate decreased as a result of this disproportional growth. In addition, our weighted monthly average collection rate may fluctuate as a result of the variations, from year to year, in client composition, the structure of our clients’ delinquent consumer receivables outsourced for collection and the general collectability of these delinquent consumer receivables.
Effective commission rate. Our effective commission rate decreased by 6.1 percentage points from 50.4% in 2016 to 44.3% in 2017 due to higher growth in general collection, which ordinarily generates a lower commission rate, compared to the growth in portfolio collection. In addition, we received exceptionally high commission rate for our first business engagement with one of the largest commercial banks in China for its portfolio collection in 2016, which constituted a large portion of the delinquent consumer receivables under collection for that year. The high commission rate we received from this commercial bank increased our effective commission rate in 2016. When this commercial bank lowered its commission rate in 2017, our effective commission rate in 2017 decreased as a result.
Revenues
Our revenues increased by 36.6% from RMB435.6 million in 2016 to RMB595.3 million (US$91.5 million) in 2017.
Collection Service. Our revenue from debt collection increased by 38.0% from RMB430.0 million in 2016 to RMB593.5 million (US$91.5 million) in 2017, primarily driven by the increase in total amount of debt we collected on behalf of our clients, which increased by 56.0% from RMB920.5 million in 2016 to RMB1.4 billion (US$220.7 million) in 2017. Our revenue from the collection of delinquent credit card receivables increased by 36.9% from RMB420.0 million in 2016 to RMB574.9 million (US$88.4 million) in 2017. Our revenue from the collection of other receivables, substantially all of which consist of online receivables from online lenders, increased by 86.0% from RMB10.0 million in 2016 to RMB18.6 million (US$2.9 million) in 2017. Collection of delinquent credit card receivables continued to generate a substantial portion of our revenues and growth while collection of online receivables experienced significant growth in 2017. The increase in delinquent credit card receivable collection was attributable to our engagement of higher quality clients and receivables under portfolio and general collections, our overall increase in capacity to service more delinquent credit card receivables, our technological advances and improvement in operation efficiency. The significant increase in online lending collection was attributable to the growth of the online lending industry and our conscious effort to obtain more receivables for collection from online lenders by allocating additional resources in order to establish ourselves in this market segment. In addition to collecting a greater number and value of online receivables for our existing clients, we obtained receivables for collection from new clients.
Others. Revenue from other services decreased by 69.0% from RMB5.6 million in 2016 to RMB1.7 million (US$267,000) in 2017 mainly because we ceased operation of Yong Xin Catering in March 2017.
The total amount of debt we collected grew at a higher rate compared to our revenue growth as a result of the decrease in effective commission rate. The ceased operation of Yong Xin Catering partially offset the increase in revenue generated from debt collection as well.
Cost of Revenues
Our cost of revenues increased by 59.0% from RMB244.1 million in 2016 to RMB388.1 million (US$59.7 million) in 2017 as a result of increases in staff costs, operating lease charges, depreciation and amortization and communication charges.
Staff costs. Staff costs increased by 57.7% from RMB216.8 million in 2016 to RMB342.0 million (US$52.6 million) in 2017 as a result of hiring additional collection specialists, which increased by 49.2%, and an increase in average employee compensation, which increased by 5.8% from RMB4,482 per month in 2016 to RMB4,740 (US$729) per month in 2017. In addition to a growing workforce and an increase in employee salary, our contribution to the employees’ social security benefits also increased, which contributed to the overall increase in staff costs in 2017.
Operating lease charges. Operating lease charges increased by 69.7% from RMB14.5 million in 2016 to RMB24.6 million in 2017 as a result of the additional call centers in Changsha and various other facilities.
Depreciation and amortization. Depreciation and amortization increased by 118.6% from RMB4.3 million in 2016 to RMB9.4 million (US$1.4 million) in 2017 as a result of the increased leasehold improvement for renovation as well as the purchase of computer equipment and furniture for the Xinyuan and Riye call centers.
Communication charges. Expenses for the use of telephone and text message in rendering collection services increased by 52.5% from RMB4.0 million in 2016 to RMB6.1 million (US$938,000) in 2017 as a result of the increase in our overall business activity and, in particular, an increase in the number of receivables under collection in 2017.
Gross Profit
As a result of the foregoing, we had gross profit of RMB191.5 million and RMB207.2 million (US$31.8 million) in 2016 and 2017, respectively. Our gross profit as a percentage of revenues, or gross margin, decreased from 44.0% in 2016 to 34.8% in 2017. We maintained a relatively stable gross margin since the commencement of our operations in 2015. The exceptional increase in gross margin in 2016 was due to our first business engagement with one of the largest commercial banks in China for its portfolio collection. This particular client overestimated the collection difficulty and anticipated a longer collection period in order for us to meet the collection requirement. As our commission rate was correlated to the difficulty of collection, we met the collection requirement sooner than anticipated and generated RMB111.8 million in commission fee, which represented a substantial portion of our revenue in 2016. Such efficient collection service also afforded us resources to engage more collection portfolios in 2016. This particular engagement generated an exceptionally high commission rate and, as a result, our gross margin in 2016 was substantially higher than our gross margin of prior years. This particular client adjusted its pricing strategy in its subsequent business engagements with us, and our gross margin stabilized in 2017.
Operating Expenses
Selling and Marketing Expenses
Selling and marketing expenses decreased by 14.3% from RMB1.1 million in 2016 to RMB981,000 (US$151,000) in 2017, primarily due to a decrease in marketing and advertising activities. As a result of the decrease in advertising activities, advertising expenses decreased from RMB1.1 million in 2016 to RMB728,000 (US$112,000) in 2017.
General and Administrative Expenses
General and administrative expenses increased by 1.8% from RMB55.5 million in 2016 to RMB56.5 million (US$8.7 million) in 2017, primarily due to the increase in staff costs, depreciation and amortization, business entertainment expenses and conference fees. Our staff costs increased by 5.7% from RMB33.1 million in 2016 to RMB35.0 million (US$5.4 million) in 2017 mainly due to an increased headcount. Our depreciation and amortization increased by 23.9% from RMB4.6 million in 2016 to RMB5.7 million (US$875,000) in 2017 primarily due to leasehold improvements for the renovation of our new headquarters office building in 2016. Our business entertainment expenses and conference fees increased by 114.6% from RMB966,000 in 2016 to RMB2.1 million (US$323,000) in 2017 as a result of an increase in business development activities. These increases were offset by decreases in other general and administrative expenses such as company donations which decreased from RMB2.9 million in 2016 to RMB100,000 (US$15,000) in 2017.
Interest Expense
We had interest expense of RMB8.4 million in 2016 and RMB12.6 million (US$1.9 million) in 2017. The 49.4% increase in interest expense in 2017 was mainly due to our increased use of revolving credit for the provision of security deposits required for some of the portfolio collections as we obtained additional portfolio collections from our clients in 2017.
Income Tax Expense
We had income tax expense of RMB29.1 million in 2016 and RMB29.6 million (US$4.5 million) in 2017. Our effective tax rate decreased from 23.0% in 2016 to 21.2% in 2017. The difference in effective income tax rate and the PRC statutory tax rate of 25% applicable to our major operating subsidiaries was primarily due to the income tax exemption enjoyed by Yubang Software, which was partially offset by non-deductible expenses.
Yubang Software obtained a software enterprise certificate in 2016. Pursuant to the respective tax laws, Yubang Software qualifies as a “Newly Established and Qualified Software Enterprises,” and was entitled to a preferred income tax rate of 0% from 2016 to 2017. The effect of Yubang Software's tax holiday was RMB4.1 million and RMB11.3 million for the years ended December 31, 2016 and 2017, respectively.

Net Income
As a result of the foregoing, we had net income of RMB97.6 million and RMB109.6 million (US$16.8 million) in 2016 and 2017, respectively, which represented a 12.2% increase.
Liquidity and Capital Resources
Prior to this offering, our principal source of liquidity has been the commissions that we receive for our successful collection of consumer receivables.
As of December 31, 2017, our total current assets were RMB364.3 million (US$56.0 million) and consisted of amounts due from related parties, accounts receivable, cash, prepaid expenses and other current assets, and contract assets. We had RMB117.6 million (US$18.1 million) in amounts due from related parties mainly consisted of cash advances to our founder, shareholders, executives or entities under our founder’s control. We had RMB105.1 million (US$16.2 million) in accounts receivable which consisted of commission receivables from third party trade debtors, and we expect to recover these receivables within one year. We had RMB44.8 million (US$6.9 million) in cash. Our cash consisted of cash at bank and on hand, which are unrestricted from withdrawal or use. We had RMB23.1 million (US$3.5 million) in contract assets which are recognized when we recognize revenue before being unconditionally entitled to the consideration under the payment terms set out in the contract.
As of December 31, 2017, our total current liabilities were RMB270.0 million (US$41.5 million), which primarily consisted of RMB143.3 million (US$22.0 million) in accrued expenses and other payables, RMB77.6 million (US$11.9 million) in amounts due to related parties and RMB40.3 million (US$6.2 million) in income tax payables. RMB143.3 million (US$22.0 million) in accrued expenses and other payables were payables to third parties which mainly include RMB70.8 million (US$10.9 million) in accrued payroll and benefits, RMB43.5 million (US$6.7 million) in security deposits payable to banks for portfolio collection, and RMB17.4 million (US$2.7 million) in value-added tax and other tax payables. RMB77.6 million (US$11.9 million) in amounts due to related parties were mainly cash advances to the company from our founder, shareholders and executives. Our current bank loan payables as of December 31, 2017 were RMB8.8 million (US$1.4 million).
We had a working capital (defined as total current assets deducted by total current liabilities) surplus in 2017. Historically, we have been profitable and are able to generate positive net cash flows. We had a working capital deficit in 2016 as a result of significant bank loans incurred in 2016 to support our business expansion. In 2017, we were able to generate a working capital surplus due to our effort to deleverage through loan repayment, which reduced current liabilities, and an increase in current trade receivables as a result of our business growth.
We believe that our current cash and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering. We may, however, need additional capital in the future to fund our continued operations. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. In the future, should we require additional liquidity and capital resources to fund our business and operations, we may need to obtain additional financing, including financing from new and/or existing shareholders, and financing generated through capital markets and commercial banks. See “Risk Factors—Risks Related to Our Business.”
As of December 31, 2017, 100.0% of our cash were held in the PRC by the Yong Xiong Group and its subsidiaries.
Although we will consolidate the results of our VIE and its subsidiaries, we will only have access to the assets or earnings of our VIE and its subsidiaries through our contractual arrangements with our VIE and its shareholders. See “Corporate History and Structure—Contractual Arrangements with the VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding company structure.”
In utilizing the proceeds that we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to these PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:
■
capital contributions to our existing PRC subsidiary or any new subsidiaries in the PRC that we may establish must be filed with MOFCOM in its foreign investment comprehensive management information system; and

■
loans by us to our PRC subsidiary to finance its activities cannot exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, we may procure loans subject to the Risk-Weighted Approach and the Net Asset Limits and must be registered with SAFE or its local branches or filed with SAFE in its information system.

See “Regulation—Regulations on Foreign Exchange.” There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiary. This is because there is no statutory limit on the amount of registered capital for companies under PRC laws, and we are allowed to make capital contributions to our PRC subsidiary by subscribing for its initial registered capital and increased registered capital, provided that the PRC subsidiary completes the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiary determine to adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt mechanism, the outstanding amount of the loans should not exceed the difference between the total investment and the registered capital of the PRC subsidiaries and there is, in effect, no statutory limit on the amount of loans that we can make to our PRC subsidiary under this circumstance since we can increase the registered capital of our PRC subsidiary by making capital contributions to it, subject to the completion of relevant registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the relevant PRC subsidiary determines to adopt the foreign exchange administration mechanism as provided in the Notice No. 9 Foreign Debt mechanism, the risk-weighted outstanding amount of the loans, which is calculated based on the formula provided in the PBOC Notice No. 9, should not exceed 200.0% of the net asset of the relevant PRC subsidiary. According to the PBOC Notice No. 9, after a transition period of one year beginning from the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiary.
A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service related foreign exchange transactions.
Our PRC subsidiary may convert Renminbi amounts that it generates in its own business activities, including technical consulting and related service fees pursuant to its contracts with the VIE, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-PRC parent companies in the form of dividends. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10.0% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50.0% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOFCOM and the amount of registered capital of such foreign-invested company.

The following table sets forth a summary of our cash flows for the years indicated.
	Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	88,801	137,165	21,082
Net cash used in investing activities	(132,081)	(105,797)	(16,261)
Net cash provided by (used in) financing activities	80,303	(31,541)	(4,848)
Net increase (decrease) in cash	37,023	(173)	(27)
Cash at the beginning of the year	7,980	45,003	6,917
Cash at the end of the year	45,003	44,830	6,890

Net Cash Provided By Operating Activities
Net cash provided by operating activities increased from RMB88.8 million in 2016 to RMB137.2 million (US$21.1 million) in 2017 primarily due to the combined effect of increase in net income, and changes in operating assets and liabilities. Net income increased by RMB12.0 million from RMB97.6 million in 2016 to RMB109.6 million (US$16.8 million) in 2017. Key changes in operating assets and liabilities that caused operating cash inflow include that the increase of accounts receivable decreased from RMB49.8 million in 2016 to RMB13.3 million (US$2.0 million) in 2017, and that the increase of accrued expenses and other liabilities increased from RMB16.5 million in 2016 to RMB60.8 million (US$9.3 million) in 2017.
Net Cash Used In Investing Activities
Net cash used in investing activities decreased from RMB132.1 million in 2016 to RMB105.8 million (US$16.3 million) in 2017 primarily due to a decrease in purchases of property and equipment from RMB81.2 million in 2016 to RMB20.6 million (US$3.2 million) in 2017 as result of a decrease in property acquisition activities. The government also provided RMB11.2 million (US$1.7 million) in subsidy related to the acquisition of our headquarters building in Changsha. The decrease in net cash used in investing activities was partially offset by an increase in purchase of land use right in the amount of RMB25.0 million (US$3.8 million) in 2017, and the increase in advanced funds to related parties from RMB45.7 million in 2016 to RMB80.3 million (US$12.3 million) in 2017.
Net Cash Provided By (Used In) Financing Activities
Net cash from financing activities changed from RMB80.3 million provided in 2016 to RMB31.5 million (US$4.8 million) used in 2017 primarily due to the combined effect of the RMB32.9 million (US$5.1 million) payment we collected on behalf of a related party in 2017, the RMB97.5 million repayment of advanced funds from related parties in 2016, the decrease in proceeds from bank loans and increase in repayments of bank loans. Proceeds from bank loans decreased from RMB230.7 million in 2016 to RMB68.2 million (US$10.5 million) in 2017. Repayment of bank loans increased from RMB87.4 million in 2016 to RMB179.0 million (US$27.5 million) in 2017.

Contractual Obligations
The following table sets forth our contractual obligations by specified categories as of December 31, 2017.
	Payment due by December 31,
	Total	2018	2019	2020	2021	2022 and after
	(in RMB thousands)
Operating lease obligations(1)	107,391	25,983	24,970	24,384	19,487	12,567
Capital commitments(2)	18,309	18,309	—	—	—	—
Long-term bank loan obligations, including current portion(3)	43,023	6,884	6,884	6,884	6,884	15,487
Long-term payables obligations, including current portion(4)	4,416	1,270	394	160	160	2,432
Total	173,139	52,446	32,248	31,428	26,531	30,486

Notes:
(1)
Operating lease obligations represent our obligations for office premise and staff apartment leases.

(2)
Capital commitments represent our obligations in respect of construction of buildings.

(3)
Long-term bank loan obligations represent our secured loan obligations. The balances include interest of RMB8.1 million, which is accrued at the interest rate as of December 31, 2017.

(4)
Long-term payables obligations represent our obligations under installment plans related to the purchase of motor vehicles and property for employee benefits. The balances include interest of RMB1.5 million.

Our contractual obligations as of December 31, 2017 also included additional income taxes payable of RMB7.0 million in the event that a tax position is ultimately disallowed by the relevant tax authority.
Holding Company Structure
YX Asset Recovery Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary, our VIE and its subsidiaries in China. As a result, YX Asset Recovery Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our subsidiary and our VIE in China is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50.0% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
Off-Balance Sheet Commitments and Arrangements
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosures about Market Risk
Foreign Exchange Risk
Our revenues and expenses are denominated in Renminbi. Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20.0% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars we received from this offering into Renminbi for our operations or capital expenditures, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.
We estimate that we will receive net proceeds of approximately US$          million from this offering if the underwriter does not exercise its option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10.0% appreciation of the U.S. dollar against Renminbi, from a rate of RMB          to US$1.00 as of          , 2017 to a rate of RMB          to US$1.00, will result in an increase of RMB          million in our net proceeds from this offering. Conversely, a 10.0% depreciation of the U.S. dollar against the Renminbi, from a rate of RMB          to US$1.00 as of          , 2017 to a rate of RMB          to US$1.00, will result in a decrease of RMB          million in our net proceeds from this offering.
Interest Rate Risk
Our exposure to interest rate risk primarily relates to interest expenses under our loan agreements, which may bear a floating interest rate, and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest expenses and interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest expenses may increase or interest income may fall short of expectations due to changes in market interest rates.
Inflation
To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.4%, 2.0% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Critical Accounting Policies, Judgments and Estimates
An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.
We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.
The following describes our critical accounting policy, judgments and estimates, which should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our consolidated financial statements, you should consider our selection of critical accounting policy, the judgments and other uncertainties affecting the application of such policy and the sensitivity of reported results to changes in conditions and assumptions.
Revenue Recognition
We have adopted ASC 606, Revenue from Contracts with Customers, since our establishment. Revenue is recognized when control over the service is transferred to the customer at the amount of promised consideration to which we are expected to be entitled.
The transaction price is the amount of consideration to which we expect to be entitled in exchange for transferring debt collection service to a customer, excluding amounts collected on behalf of governmental authorities, such as value-added tax and other sales related taxes. The transaction price includes variable consideration where our performance may result in increased commission rates and/or full or partial return of the deposits originally placed with certain customers based on the achievement of agreed contractual milestones and performance targets. We estimate the transaction price at contract inception based on either the expected value method or the most likely outcome method, depending on which method we expect to better predict the amount of consideration to which we will be entitled in each contract. In making the estimate of variable consideration, we apply judgments which are inherently subjective. This includes the assessment of the estimated amount of successful debt collections based upon a number of factors such as the quality of debt of similar nature, workforce and their historical experience and performance. The amount of estimated variable consideration included in the transaction price is limited only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable condition is subsequently resolved. We review these estimates on a regular basis. Any changes in these factors could materially affect the estimated variable consideration and revenue recognized.
Internal Control Over Financial Reporting
Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures and we were never required to evaluate our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2016 and 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2017. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel to formalize and implement key controls over financial reporting process and to prepare, review and report financial information in accordance with U.S. GAAP and SEC reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control weaknesses may have been identified.
To remedy our identified material weakness subsequent to December 31, 2017, we plan to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control.
However, we cannot assure you that we will remediate our material weakness in a timely manner.
As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, related to the assessment of the effectiveness of the emerging growth company’s internal control over financial reporting. Under the JOBS Act, we also do not need to comply with any new or revised financial accounting standards until the date that private companies are required to do so.
Recently Issued Accounting Standards
In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), a new standard on revenue which will supersede the revenue recognition requirements in ASC 605. The new standard, as amended, sets forth a single comprehensive model for recognizing and reporting revenues. The new guidance requires us to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. The new guidance requires us to apply the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, we satisfy a performance obligation. The standard also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenues and cash flows relating to customer contracts. The standard is effective for public business entities for annual periods beginning after December 15, 2017, and interim periods therein. Early adoption is permitted. We have early adopted the standard since our establishment.
In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. For all other entities, ASU 2016-13 is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. As we are an “emerging growth company,” which elects to apply new and revised accounting standards at the effective date for a private company, we will adopt the new standard on January 1, 2021. We are in the process of evaluating the impact that the adoption of this ASU will have on our consolidated financial statements and disclosures.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. The new standard requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases with terms longer than 12 months. Consistent with current GAAP (Topic 840), the recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a financing or operating lease. However, unlike current U.S. GAAP (Topic 840), which requires only capital leases to be recognized on the balance sheet, ASU 2016-02 will require both types of leases to be recognized on the balance sheet. As a result, lessees will be required to put most leases on their balance sheets while recognizing expense on their consolidated statements of income in a manner similar to current accounting. In addition, this guidance requires disclosures about the amount, timing and uncertainty of cash flows arising from leases. ASU 2016-02 specifies a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements and that the new and enhanced disclosures be provided for each period presented (including comparative periods). On March 7, 2018, the FASB affirmed its proposed ASU, Leases (Topic 842): Targeted Improvements, which provides entities with an additional (and optional) transition method to adopt the new lease requirements by allowing entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The standard is effective for public business entities for annual periods beginning after December 15, 2018, and interim periods therein. For all other entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. As we are an “emerging growth company,” which elects to apply new and revised accounting standards at the effective date for a private company, we will adopt the new standard on January 1, 2020. We are in the process of evaluating the impact that the adoption of this ASU will have on our consolidated financial statements and disclosures, including the effect of certain optional practical expedients permitted under the transition guidance.

Industry
China’s Credit Market
Market Overview
China’s credit market experienced substantial growth in recent years due to a fast growing economy and an evolving consumer base. The government’s effort to implement policies promoting consumption and spending led to consumption upgrades in terms of quantity and quality and in turn triggered the growth of consumer lending in terms of volume and popularity.
Government policies. In recent years, the Chinese government promoted domestic consumption and spending as the major driving forces of economic growth. In 2017, domestic consumption and spending contributed to 58.8% of China’s GDP growth and are projected to contribute up to 80.0% of China’s GDP growth in 2022.
Consumption upgrade. iResearch projects that with the growth in disposable income, consumers started to focus on improving their quality of life as demonstrated by their increasing demand for diverse consumer products and services. The growth rate of per capita spending is increasing at a faster pace than that of per capita disposable income, and is projected to surpass the latter from 2017 to 2022.
Popularity of Consumer Lending. As different spending and payment methods such as credit card financing, online loans and installments have emerged to support consumers’ increasing demand for more diverse consumer goods. iResearch observed that demand for consumer lending has been increasing.
Market Trends
Growing delinquent credit card and online receivables. Concurrent with the development of the retail industry and the emergence of financial technology, commercial banks shifted their focus from traditional mortgages and loans to consumer credit lending with more diversified payment scenarios and more convenient payment methods. According to iResearch, the percentage of credit card balance expressed as a percentage of total consumer loan balance grew from 15.2% to 20.0% from 2013 to 2017 and is projected to reach 35.4% in 2022. According to iResearch, the balance of online loans in China grew from RMB70.4 billion to RMB2,207.3 billion (US$339 billion) from 2013 to 2017 and is projected to reach RMB10,531.0 billion (US$1,618.6) in 2022.
2013-2022E Balance of Domestic RMB Consumer Loans Issued by Commercial Banks in China	2013-2022E Balance of Online Consumer Loans in China

CAGR	2013-2017	2017-2022
Credit Card	31.8%	33.4%
Non-credit Card	21.5%	14.0%

15.2%
16.4%
17.8%
17.7%
20.0%
22.8%
25.6%
28.7%
31.8%
35.4%
1.8
10.2
2.3
11.9
3.1
14.3
4.1
18.9
5.6
22.3
7.7
26.0
10.4
30.0
13.8
34.3
18.0
38.7
23.5
42.9
2013
2014
2015
2016
2017
2018e
2019e
2020e
2021e
2022e
Balance of non-credit card loans (RMB trillion)
Balance of credit card loans (RMB trillion)
Proportion of balance of credit card loans (%)

CAGR: +136.6%
CAGR: +36.7%
0.1
0.3
0.7
1.3
2.2
3.4
4.7
6.2
8.1
10.5
2013
2014
2015
2016
2017
2018e
2019e
2020e
2021e
2022e
Balance of online consumer loans (RMB trillion)

Source: iResearch	Source: iResearch
Together with the popularity of credit card loans, iResearch believes that the increasing number of credit cards issued in recent years and the introduction of credit cards to less sophisticated borrowers contributed to the increase in delinquent credit card receivables. According to iResearch, the percentage of the balance of delinquent credit card receivables per all delinquent consumer receivables of commercial banks grew from 40.5% to 49.3% from 2013 to 2017, and is projected to reach 74.9% in 2022.

The value of online receivables also increased significantly in the last several years. In the second half of 2017, the Chinese government issued stricter policies to limit the amount of debt that may be issued by online lenders offering peer-to-peer loans, or P2P lenders. Such policies include, among others, (i) the prohibition on P2P lenders to grant any cash loans to those who have no source of income; (ii) a cap on the amount of debt, including principal and interest, for each loan; (iii) a limitation on the number of times a payment deadline generally can be extended to no more than two; and (iv) a requirement that P2P lenders cease granting online loans without a designation from the debtor as to the use of proceeds and a gradual reduction of the total amount of loans granted to debtors within time limits prescribed by the government. Although the current policies do not directly affect online lenders issuing loans with designated consumer use by the debtor, debtors could no longer relied on online loans from one P2P lender to repay the debts with another P2P lender, which caused the increase in delinquent online receivables. Consequently, the growth of online loans available in the credit market slowed down from a CAGR of 184.2% from 2015 to 2017 to an expected CAGR of 57.0% from 2017 to 2022.
2013-2022E Balance of Delinquent Consumer Receivables of Commercial Banks	2015-2022E Balance of Delinquent Online Receivables in China

74.9%
71.2%
67.1%
61.6%
56.5%
49.3%
40.5%
43.9%
42.5%
42.5%
501.0
431.1
367.7
311.0
260.9
214.2
174.1
137.2
88.2
64.0
125.7
124.3
121.1
119.4
113.6
108.6
100.1
78.9
49.5
38.1
25.9
38.8
58.3
74.1
105.6
147.3
191.6
246.6
306.8
375.4
2013
2014
2015
2016
2017
2018e
2019e
2020e
2021e
2022e
Balance of delinquent non-credit card loans (RMB billion)
Balance of delinquent credit card loans (RMB billion)
Proportion of delinquent credit card loans (%)

CAGR: +57.0%
CAGR: +184.2%
548.4
401.2
279.6
185.3
116.0
57.5
20.2
7.1
2015
2016
2017
2018e
2019e
2020e
2021e
2022e
Balance of delinquent online receivables (RMB billion)

Source: iResearch	Source: iResearch
Evolving regulatory framework. The Chinese government introduced new measures and guidance to regulate delinquent consumer receivables originated from banks and online lenders as a result of the upsurge of the credit market and delinquent consumer receivables. Banks and online lenders are required to manage their delinquent consumer receivables more effectively, and therefore deploy methods such as increased collection, charge-off, transfer, restructuring, outsourcing and securitization in order to meet government and regulatory requirements. According to iResearch, the delinquency rate of online receivables grew from 1.1% to 2.6% from 2015 to 2017 and is projected to reach 5.2% by 2022. Under the current regulatory environment, iResearch expects the market need for delinquent consumer receivable collection services by banks and online lenders to continue to grow.
China’s Delinquent Consumer Receivables Recovery Market
Overview
China’s delinquent consumer receivables recovery market is in its early stage of development and has experienced a high rate of growth since 2013, compared to more mature markets such as that of the United States. According to iResearch, total revenue generated by China’s delinquent consumer receivables recovery market grew at a CAGR of 53.0% from 2013 to 2017, compared with a CAGR of 2.9% in the U.S. market during the same period. At the same time, market share of the top three service providers measured by total revenue, or market concentration, was 3.8% for China’s market, compared with 26.8% for the U.S. market in 2017. iResearch believes that major market participants in China have growth opportunities through consolidation of the fragmented market shares with reputable brand, strong relationship with financial institutions and sufficient resources, such as human and capital resources.
Delinquent consumer receivables are usually smaller in account value but larger in quantity compared to other types of delinquent receivables. According to iResearch, the average account value of delinquent credit card receivables is approximately RMB20,000 per case. Banks and online lenders typically conduct internal collections or engage collection agencies to collect these consumer receivables. Internal collection refers to banks and online lenders notifying debtors of delinquent consumer receivables about their repayment obligations that are within three months past due through telephone calls, text messages or by other means. Given the lower value of delinquent consumer receivables per account and their increasing quantity, banks and online lenders need substantial resources to successfully recover these receivables through internal collection.
During periods of fast economic growth, an increase in spending power of consumers leads to an increase in the demand for consumer lending, which often results in larger delinquent consumer receivables. While the total value of consumer lending available decreases during economic downturns, the total value of delinquent consumer receivables is expected to continue to increase due to the debtors’ reduced ability to repay outstanding debt and increasing pressure on banks and online lenders to recover these receivables. Therefore, the growth of delinquent accounts is not strongly affected by the change in consumer spending and lending due to economic cycles. These circumstances together create a large market and potential opportunities for third-party delinquent receivables collection service providers.
A large percentage of delinquent consumer receivables are unsecured, limiting banks and online lenders’ recourse to collection efforts against the debtors in the event of default. With respect to delinquent consumer receivables, banks and online lenders usually impose life-time payment obligation on the debtors. At the same time, banks and online lenders have fewer resources to allocate to internal collection for cost savings purposes, while they focus on reducing delinquency in order to meet regulatory requirements and business viability. As a result, banks and online lenders are motivated to outsource these delinquent consumer receivables to third-party service providers if their internal collection efforts fail.
Types of Delinquent Consumer Receivables
Delinquent consumer receivables are divided into primary delinquent consumer receivables, or primary receivables, secondary delinquent consumer receivables, or secondary receivables, and tertiary delinquent consumer receivables, or tertiary receivables, depending on the length of time past due.
For delinquent consumer receivables that originate from traditional consumer finance instruments, such as credit card financing, primary receivables are receivables that are one to three months past due. Secondary receivables are within four to 12 months past due, and tertiary receivables are over 12 months past due or have been charged-off. For delinquent online receivables, primary receivables are within one to three months past due, secondary receivables are within four to six months past due, and tertiary receivables are over six months past due or have been charged-off.
Life Cycle of Delinquent Consumer Receivables
Source: iResearch

In the receivable recovery industry, the weighted monthly average collection rate correlates strongly with the past due period. At the same time, the commission rate varies according to the length of time receivables are past due. The industry weighted monthly average collection rate and commission rate for delinquent credit card receivables are shown in the following table:
	M1-M2		M3-M6		M7-M12	Over M12
	M1	M2	M3	M4-M6		M13-M24	M24+
Industry weighted monthly average collection rate (credit card receivables)	90%	40%	20%	5%	1.5%	0.4%
Commission rate	Fixed price at RMB10,000 (US$1,537) per month per telephone seat to be operated by collection specialist to reach the debtor		10%-25% of receivables collected		30% of receivables collected	40% of receivables collected	Over 50% of receivables collected
Source: iResearch
Collection Methods
Third-party receivables collection agencies use both non-judicial collection and judicial collection methods. According to iResearch, non-judicial collection is more widely used by collection agencies compared with judicial collection, because non-judicial collection can access a larger debtor base through standardized operating procedures suitable for mass application.
■
Non-judicial collection. Non-judicial collection involves providing payment notification via means such as text messages and telephone calls. Telephone communication is the preferred method primarily because it avoids direct conflict that will likely arise from face-to-face communication, reduces costs and enhances efficiency. Currently, AI technology, which allows for automated calls, is transforming the traditional labor-intensive telephone collection method. In the event that these methods are not effective, in-person visits may be arranged.

■
Judicial collection. Judicial collection involves bringing civil or criminal lawsuits against debtors. Civil litigation targets those debtors who are capable but unwilling to pay, whereas criminal litigation targets those debtors whose actions involve fraud.

Under non-judicial collection, portfolio collection and general collection are the two main arrangements.
Portfolio Collection: There are generally three types of portfolio collection arrangements:
■
Non-Refundable Deposit: Service providers are required to pay a certain amount of non-refundable deposit upon engagement, which serves as a minimal value of collection of the receivables for the client.

■
Refundable Deposit: Service providers are required to pay a certain amount of deposit upon engagement, which is refundable if they achieve a certain minimum collection rate.

■
No Deposit: Service providers are required to guarantee a minimal collection rate or amount in lieu of paying deposit. If service providers do not achieve the guaranteed collection rate, they are not entitled to receive any commission, and may be required to make up the difference between the minimal amount guaranteed and the amount collected.

General Collection: There are two models under general collection, assignment model and scramble model.
■
Assignment Model: Clients assign a certain number of delinquent consumer receivables for collection to service providers on a monthly or quarterly basis.

■
Scramble Model: Clients place a large number of delinquent consumer receivables for collection in a pool and invite service providers to participate in an online real-time “scramble” process to obtain priority rights to collect on certain delinquent consumer receivables. Service providers can also return receivables that they previously selected back to the pool, which become available to be selected by other service providers.

Fee Arrangements
Fee arrangements for outsourced receivables collection include the following two arrangements. In practice, different fee arrangements can be used simultaneously.
■
Service fee charged based on time spent. Used mostly for primary receivable collection, where banks and online lenders pay monthly fees for time spent on providing collection services. This fee arrangement typically generates lower fees compared to those generated by a commission-based arrangement.

■
Commission charged as a percentage of receivables collected. This arrangement is mostly used for secondary and tertiary receivable collection, where banks and online lenders pay recovery agencies a percentage of the receivables collected as commission. This arrangement is usually used after the banks and online lenders had already attempted but failed to collect through telephone notification. The commission rate varies proportionally with the difficulty of collection. One variation of this arrangement commonly used for tertiary receivable collection is where banks and online lenders package long-term or charged-off receivables into a portfolio with higher commission rates.

Online lenders may transfer the rights to online receivables to collection agencies for a fixed price. These collection agencies receive collection rights, so there is more flexibility in designing collection plans and conditions. The collection agencies also retain the entire amount collected. However, this arrangement has higher requirements on capability and capital for the collection agencies.
Currently, transfer of creditor’s rights to delinquent consumer receivables by banks has certain restrictions, whereas online lenders may freely transfer creditor’s rights to online receivables to collection agencies. iResearch believes that banks may use the same method as online lenders to dispose of delinquent consumer receivables if or when government policies authorize such practice.
China’s Tertiary Receivables Recovery Market
Market Overview
2013-2022E Market Scale of Delinquent Consumer Receivables by Types in China

CAGR	2013-2017	2017-2022
Primary	40.2%	22.2%
Secondary	41.1%	22.2%
Tertiary	115.1%	51.3%
Overall	45.1%	28.7%

3.2%
4.6%
7.0%
11.2%
15.4%
19.4%
23.5%
26.9%
30.5%
34.6%
468.5
15.0
64.0
389.6
717.2
32.9
88.2
596.0
1,114.1
78.5
144.4
891.2
1,532.8
171.8
188.0
1,173.1
2,079.1
319.9
253.8
1,505.3
2,791.0
540.7
325.8
1,924.5
3,567.1
839.6
393.3
2,334.3
4,643.4
1,251.0
483.0
2,909.4
5,910.0
1,804.1
584.2
3,521.6
7,328.2
2,532.6
692.9
4,102.7
2013
2014
2015
2016
2017
2018e
2019e
2020e
2021e
2022e
Primary (RMB billion)
Secondary (RMB billion)
Tertiary (RMB billion)
Proportion of tertiary (%)

Source: iResearch

2013-2022E Revenue Generated by Collection Agencies by Receivable Types in China

CAGR	2013-2017	2017-2022
Primary	50.0%	13.8%
Secondary	44.3%	18.4%
Tertiary	103.4%	61.2%
Overall	53.3%	30.8%

6.4%
8.9%
12.4%
18.3%
19.8%
20.7%
37.1%
45.2%
51.0%
56.3%
7.0
0.4
3.0
3.6
11.1
1.0
4.3
5.8
19.1
2.4
7.4
9.3
28.2
5.2
9.9
13.2
38.8
7.7
13.1
18.1
47.1
9.7
16.1
21.2
67.9
25.2
18.1
24.6
91.2
41.3
22.0
27.9
116.7
59.5
25.9
31.3
148.5
83.6
30.4
34.5
2013
2014
2015
2016
2017
2018e
2019e
2020e
2021e
2022e
Primary revenue (RMB billion)
Secondary revenue (RMB billion)
Tertiary revenue (RMB billion)
Proportion of tertiary (%)

Source: iResearch
The key characteristics of the tertiary receivable segment of the market are its availability in larger monetary value, higher commission rate, high entry barrier and potential for operations expansion.
Larger monetary value. Tertiary receivables accumulate uncollected receivables from previous years and their accrued interest due to their life time recourse for collection, together with receivables accrued in the current year. According to iResearch, the total value of tertiary receivables in China grew from RMB15.0 billion in 2013 to RMB319.9 billion (US$49.2 billion) in 2017, and is projected to reach RMB2,532.6 billion (US$389.3 billion) in 2022. Due to the flow-on and multiplying effect, the CAGR for tertiary receivables between 2013 and 2017 was 115.1% and is projected to be 51.3% between 2017 and 2022, which was roughly three times and twice, respectively, the growth rate of primary and secondary receivables between 2013 and 2017 and between 2017 and 2022.
Higher commission rate. Compared with primary and secondary receivables, tertiary receivables are more difficult to collect due to their longer period of delinquency and lower probability of making successful contact with the debtors. As a result, commissions for tertiary receivables are significantly higher than the commissions for primary and secondary receivables. According to iResearch, commission as a percentage of the amount collected can be over 50% for tertiary receivables, which is three to five times that of primary and secondary receivables. With the growing market scale and higher commission rate of tertiary receivables, iResearch projects revenues generated by collection agencies from tertiary receivables to grow at a faster rate than those from primary and secondary receivables.
High entry barrier. Due to difficulties associated with tertiary receivable collection such as the long delinquency period and low probability of making contact with the debtors, there are only a few competing collection agencies in the tertiary receivables recovery market. At the same time, banks and online lenders tend to have stringent technology, facility, compliance and scale requirements for service providers. These requirements are put in place to protect the integrity and authenticity of the collection process since any violation of industry standard practices and regulations can taint the banks and online lenders’ reputation and increase their regulatory risks. These factors together form a high entry barrier to the tertiary receivables recovery segment of the market. As a result, only service providers with certain scale, established track records and reputation are likely able to form stable and long-term relationship with banks and online lenders.
Potential for operations expansion. The collection methods used by tertiary receivables recovery agencies are similar to those used by primary and secondary receivables recovery agencies. At the same time, tertiary receivables recovery agencies have developed relevant and transferrable professional capabilities as a result of the greater difficulties in collecting tertiary receivables and the higher entry barrier of the market, which make it easier for tertiary receivables recovery agencies to expand their operations into the less difficult primary and secondary receivables recovery market.
Competition Landscape
The delinquent consumer receivables recovery industry in China is highly fragmented. There were over 3,000 collection agencies in the market, with over 1,000 collection agencies in the tertiary credit card receivables segment as of June 30, 2018. The Yong Xiong Group ranked first in the delinquent credit card receivables recovery market among all major players with RMB24.5 billion (US$3.8 billion) of receivables under collection and 7,734 collection specialists employed as of June 30, 2018. For the six months ended June 30, 2018, the Yong Xiong Group also led the delinquent credit card receivables recovery market in terms of total commission received.
The Yong Xiong Group had RMB16.6 billion (US$2.6 billion) in tertiary credit card receivables under collection as of December 31, 2017, and according to iResearch, the Yong Xiong Group had a market share, measured by the value of tertiary credit card receivables under collection, of approximately 9% with a weighted monthly average collection rate of 0.76%. For the six months ended June 30, 2018, the Yong Xiong Group’s market share of tertiary credit card receivables collection grew to 11.4%.
With regard to the amount of tertiary credit card receivables successfully recovered as of December 31, 2017, the Yong Xiong Group also led the industry with RMB1.4 billion (US$220.7 million), representing 18.9% of the total value of receivables collected by all market players in the industry. Inter-Credit, Shenjuyuan and Herahal each recovered RMB270 million (US$41.5 million), RMB170 million (US$26.1 million) and RMB10 million (US$1.5 million) in 2017, representing 3.7%, 2.4% and 0.2%, respectively of the total value of receivables collected by all the market players in the industry. As of June 30, 2018, the Yong Xiong Group continued to lead the industry and collected 20.1% of the total value of receivables collected by all market players in the industry.
Market Share of Third-party Collection Agencies for Tertiary Credit Card Receivables in China by Amount Collected 2017 (left) and 2018 1H (right)

Yong Xiong
18.9%
Inter-credit
3.7%
Shenjuyuan
2.4%
Xindali
0.2%
Wansun
0.2%
Herehal
0.2%
CBC
0.2%
Delv
0.1%
Others,
74.1%

Yong Xiong
20.1%
Inter-credit
3.1%
Shenjuyuan
1.9%
Herehal
0.6%
CBC
0.3%
Xindali
0.3%
Delv
0.2%
Wansun
0.2%
Others,
73.4%

Source: iResearch
Key competitive factors of these service providers included (i) reputable brand names in order to maintain long-term cooperation with commercial banks and online lenders; (ii) sizable volumes enabled by centrally-managed and large teams; (iii) professional and standardized operations in compliance with relevant rules and regulations; (iv) use of technology such as big data information recovery, electronic claims, electronic judgments and smart training in order to reduce human capital costs; and (v) cultivation of professional employees.

Business
Our Mission
We aspire to become a market leading full-service provider of consumer debt collection and asset management based on our technical know-how, scale, innovation and quality services.
Overview
We are a leading business service provider of delinquent consumer debt collection in China. According to iResearch, we are the largest provider of delinquent credit card receivables recovery service in terms of total value of receivables under collection, total commission, and number of collection specialists employed in 2017 and for the six months ended June 30, 2018. We offer nation-wide consumer debt collection services. We collect delinquent consumer receivables such as credit card receivables originated by commercial banks, and online receivables originated by online lenders. Our clients, which include six of the top 10 commercial banks by the number of credit cards issued in China and reputable online lenders in China in 2017, engage our services to collect delinquent consumer receivables and we generate commission-based fees based on our collection success. Our industry expertise, operation scale, innovative approach and IT infrastructure allow us to offer our clients a cost-effective and trustworthy solution to recover delinquent consumer receivables. We intend to continue to leverage our strengths and grow our business through our disciplined and responsible strategy, which has contributed to our growth and success to-date.
We focus on the collection of tertiary receivables. According to iResearch, for the six months ended June 30, 2018, we outperformed the second largest service provider in the tertiary receivables recovery market in terms of total value of receivables under collection, total amount collected, total commission, and number of collection specialists employed by a large margin. The commission rate for the collection of tertiary receivables is typically higher than that of fresher receivables, such as primary and secondary receivables, because tertiary receivables are past due for a longer period of time or may be charged-off, and thus more difficult to collect compared to fresher receivables. In most cases, prior to engaging us, our clients had unsuccessfully attempted to collect these delinquent consumer receivables through their in-house collection teams and other service providers before the receivables became tertiary. In 2017, we derived 96.6% of our revenues from the collection of credit card receivables and 3.1% from the collection of other receivables, substantially all of which consist of online receivables.
To maintain our industry leading position and competitive advantage, we monitor our performance during certain periods of time using several operational data, including the monthly average delinquent consumer receivables under collection, weighted monthly average collection rate, and effective commission rate.
■
Monthly average delinquent consumer receivables under collection, or MARC, is calculated pursuant to the following formula:

MARC	=	V1 + V2 + ... + Vn
n
V	=	the value of delinquent consumer receivables under collection on the last day of each month.
n	=	the number of months during a set period of time.
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Weighted monthly average collection rate, is calculated pursuant to the following steps:

(1)
We first calculate the monthly average collection rate for each batch or portfolio of receivables pursuant to the following formula:

Monthly average collection rate	=	(	C	)	÷	N
A
C	=	the total value of receivables collected during the assigned collection period within a specific year (disregarding the value of receivables collected during the assigned collection period but in the next year(s), if the assigned collection period spans over years).
A	=	the cumulative (or in the case of portfolio collection, the total) value of receivables assigned for collection.
N	=	the number of months we performed collection work in a specific year within the assigned collection period.

(2)
We then weigh the monthly average collection rate for all batches or portfolios completed within a specific year with their respective proportion to the total value of delinquent consumer receivables assigned for collection during the same year.

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Effective commission rate is calculated pursuant to the following formula:

Effective commission rate	=	I − D
G
I	=	total commission received during a specific period of time.
D	=	the total value of non-refundable deposits we paid on the receivables that we collected.
G	=	the total value of receivables collected during the same period of time.
In 2017, our MARC was RMB15.0 billion (US$2.3 billion), and our effective commission rate was 44.3%. In 2017, our weighted monthly average collection rate for tertiary receivables was 0.7% compared to the market rate of 0.4%. According to iResearch, in 2017 and for the six months ended June 30, 2018, all of our operating metrics are superior to those of our key competitors.
Our centralized management and remote collection ability contribute to our overall success. According to iResearch, we are one of the pioneers in the industry to provide collection services solely by remote means, such as telephone and text messages, or remote collection, without on-site visit or face-to-face negotiation with debtors. We purposefully do not engage in face-to-face interaction to avoid potential physical confrontation with debtors, control compliance-related risks, streamline and standardize the collection process, and increase collection efficiency. Our quality assurance team leverages our technology and IT system to monitor the conduct of collection specialists more efficiently through remote collection. For example, our operating portal records all telephone conversations with debtors, and our quality assurance team reviews these recordings internally for quality assurance purposes in accordance with our quality assurance protocol. For the six months ended June 30, 2018, 28.9% of all cases assigned were inspected. In addition, we coordinate and manage all client engagements and collection assignment allocations centrally through our Changsha headquarters as part of an integrated and centralized operation management system, or centralized management, while we have offices located in all provinces of China primarily to carry out our collection activities. Our proprietary operating portal automatically and centrally assigns collection tasks to collection specialists at headquarters and other call centers monthly following its pre-set distribution rules considering factors such as the current workload of a particular collection specialist and the value and difficulty of the collection tasks. We believe our centralized management allows us to consolidate marketing efforts, standardize collection process and monitor quality compliance of thousands of collection specialists. We believe our centralized management enables us to expand rapidly and efficiently while maintaining our work quality.
We believe the expertise of our collection team is critical to the success of our business. Our experience is that the tenure and the productivity of our collection specialists are positively correlated in performance measures, especially in the first two years of the collection specialists’ employment. Experienced collection specialists are critical in conducting skip tracing and negotiation with debtors. As a result, we place considerable focus on the hiring, training, retention and motivation of our collection team by providing mentorship, continued education and promotion track based on performance. Our senior collection specialists in each work group including the department leader, deputy manager and manager-in-charge, have more than two years of experience working with us on average. In addition, we employ a performance monitoring system to monitor our collection specialists’ activities and set daily minimum performance standards, which is linked to our compensation structure based on performance. We expect continued improvement in productivity and profitability as our collection specialists accumulate experience over time. As of June 30, 2018, we had 7,734 full time collection specialists in our offices located in 32 cities in China, which constituted 94.9% of our employees. Monthly average amount collected per collection specialist reached RMB22,827 (US$3,508) for the six months ended June 30, 2018, which was 14.7% higher than that for the year ended December 31, 2017.
We are committed to maintaining and upgrading our technological advances. We focus on building our technology platform, which is supported by our proprietary customer database. Our integrated platform and information technology ensure efficient data mapping and robust reporting capabilities to generate continuously improving collection results. For example, our self-developed proprietary information technology system, or operating portal, supports the core processing functions of our business under a set of integrated databases and are designed to be both replicable and scalable to accommodate our organic growth. Our system is also configured with multiple layers of security modules, as part of our overall data privacy and security program, to protect our database from unauthorized access.

We and Mr. Tan, our founder, have more than 15 years of experience in collecting delinquent consumer receivables. Mr. Tan has utilized his backgrounds in law and entrepreneurship to lead our business operation. Mr. Tan also devoted his expertise and resources to the development of legislation, industry standards, as well as education in the area of delinquent consumer receivables recovery. In addition, our senior management is comprised of executives with over 10 years of industry experience on average. Our senior management team’s experiences paired with its understanding of the Chinese delinquent consumer receivables recovery industry have helped and, we believe, will continue to help us become a strong industry leader.
Our revenues grew by 36.6% from RMB435.6 million in 2016 to RMB595.3 million (US$91.5 million) in 2017. Our gross profit grew by 8.2% from RMB191.5 million in 2016 to RMB207.2 million (US$31.8 million) in 2017. Our net income grew by 12.2% from RMB97.6 million in 2016 to RMB109.6 million (US$16.8) in 2017.
Our Competitive Strengths
We believe that the following competitive strengths contribute to our success and differentiate us from our competitors.
Leading position in the delinquent consumer receivables recovery industry and strong relationships with major credit originators
We are a leading business service provider of delinquent consumer debt collection in China. According to iResearch, we are the largest provider of delinquent credit card receivables recovery service in terms of total value of receivables under collection, total commission, and number of collection specialists employed in 2017 and for the six months ended June 30, 2018. We have the largest market shares of 11.4% of the total value of tertiary receivables and 20.1% of the total amount collected for the six months ended June 30, 2018, which was more than seven and six times of the market share of the second largest service provider within the same period, respectively.
According to iResearch, the market for tertiary receivables collection service is expected to grow from RMB319.9 billion (US$49.2 billion) to RMB2,532.6 billion (US$389.3 billion) from 2017 to 2022 in terms of total transaction volume, representing a projected CAGR of 51%. As the market leader, we are well positioned to capture the growth potential of the industry. From 2016 to 2017, the total number of cases we were engaged to collect grew from approximately 1.1 million to 2.0 million, and reached 2.6 million for the six months ended June 30, 2018. We believe that the more cases we handle, the more experience and know-how we accumulate and, accordingly, the more effective our collection services become. This virtuous cycle has allowed us to increase our market share overtime and we believe makes it increasingly difficult for competitors to replicate our success.
We provide our nation-wide tertiary receivables collection services to many of the leading consumer lenders in China. We serviced six of the top 10 commercial banks for the collection of credit card receivables. In addition, we collaborate with reputable online lenders for the collection of online receivables. Most of these online lenders are financial arms of China’s largest internet giants with a large number of online users and consumers. Currently, we do not service any P2P lenders in China. From our clients’ perspective, any violation of industry standard practices and regulations can taint their reputation and increase their regulatory risks. Therefore, our clients, especially commercial banks, often apply rigorous criteria when selecting collection agencies. We are shortlisted by several PRC banks as their preferred service provider and are their trusted business partner in improving the delinquency rate of their consumer receivables. Our strong relationships with consumer lenders are based on our business reputation, industry experience, scale of business operation, geographic reach, infrastructure, and commitment to compliance and data security. These elements and their combination essentially serve as entry barriers for the tertiary receivables market segment because most of our competitors have more localized practices with smaller scales of operations and lack these qualifications to engage and develop long-term relationships with major consumer lenders such as commercial banks.
Advanced know-how and proven track record in an emerging industry
China’s delinquent consumer receivables recovery market is still in the early stage of development and is highly fragmented compared to countries such as the United States, which has a more mature market compared to China. Together with the overall growth of delinquent consumer receivables, the value of tertiary receivables in China is increasing at a faster pace compared with fresher receivables and grows exponentially due to a flow-on effect and a multiplying effect as fresher receivables age and accrue overdue interest. Due to their longer delinquency period and lower probability of collection, tertiary receivables are generally more difficult to collect than fresher receivables. The collection of tertiary receivables requires specific know-hows in skip tracing and negotiation expertise. We believe we have the better client resources, know-how, expertise, reputation and capacity to compete with other service providers in the tertiary receivables market segment.

We have sophisticated industry insight and business expertise that are well demonstrated by our service record. We achieved strong collection results, with collections growth from RMB920.5 million in 2016 to RMB1.4 billion (US$220.7 million) in 2017, representing a growth of 56.0%. We use our proprietary analytical processes coupled with the experience gained through the 5.7 million tertiary receivables cases we serviced from 2016 to June 30, 2018 to provide customized solutions to our clients.
We also maintain an operation that is in compliance with laws and regulations and our clients’ compliance policies. We developed an Employee Code of Conduct and a Quality Assurance Management Plan, and we require all of our employees to strictly comply with these compliance policies and laws and regulations. In addition, we established a department of quality inspection, a department of supervision, a department of security and a legal department to control all phases of the collection process. As a result, our complaint rate, calculated based on the total number of complaints we receive per the total number of collection cases was 0.06% as of June 30, 2018, which decreased from 0.14% in 2016 and 0.13% in 2017. As of August 31, 2018, we have not been involved in any material litigation regarding our collection practice.
Innovative collection process supported by developed proprietary IT systems and infrastructure
Our innovative collection process is characterized by centralized management and nation-wide remote collection. We coordinate and manage all client engagements and collection assignment allocations centrally through our Changsha headquarters, while we have offices located in all provinces of China primarily to carry out our collection activities. Our standardized operating procedures enable us to provide collection service solely through telephone and text messages without any geographical limitation, and we utilize an integrated and centralized operation management system to coordinate substantially all client engagements and collection assignment allocations. Our centralized management differentiates us from the localized practice of most of our competitors, through which their local offices independently engage local clients and only collect consumer receivables from these local clients. We, on the other hand, offer nation-wide collection service and further distribute collection assignments to our offices and collection specialists across China based on our pre-set distribution rules without over-emphasizing geographic orientation.
We devote significant efforts to standardize and improve our collection process in order to optimize our collection results through developing our proprietary IT system and infrastructure. Our operating portal meets all of our client’s security and safety requirements, can process large volume of debtor information and ensure compliance and information security and is designed to be scalable to support the expansion of our business operations. As of June 30, 2018, we owned 56 computer software copyrights and 10 patents. We established statistical models and an operating portal to streamline our collection process, and created various integrated modules to facilitate an efficient, compliant and intelligent operation.
Proven ability to hire, develop and retain a strong team of collection specialists
We place considerable focus on attracting, hiring, training, retaining and motivating our team of collection specialists. According to iResearch, we had the largest number of collection specialists among delinquent consumer receivables collection service providers in China in 2017. We provide multi-stage training and mentorship programs for our newly recruited collection specialists and continuing education programs for experienced collection specialists. We maintain an efficient and sophisticated work specialization system to better utilize our collection specialists’ expertise. We divide our collection specialists into approximately 190 work groups. In general, each work group primarily focuses on one particular client. Collection specialists in each team are assigned to focus on different stages of the collection process. We believe such system allows our collection specialists to quickly familiarize with each client’s collection requirements and become experts in the collection process. We also offer ample opportunities of upward mobility to our collection specialists, including unlimited incentive bonuses and fast promotion track based on their performance. Our senior collection specialists in each work group, including the department leader, deputy manager and manager-in-charge, have more than two years of experience working with us on average.
We also employ a performance monitoring system to monitor our collection specialists’ activities and set daily minimum performance standards. We believe that this system helps us identify and coach low performers, reward high performers, and ultimately achieve high levels of quality for our clients. This performance monitoring system is also linked to our compensation structure to provide an open and transparent compensation system to reward our employees based on their performance.
We believe our significantly higher number of experienced collection specialists compared to our competitors, our large number of high-quality employees, and our performance monitoring system enable us to manage larger portfolios from credit originators with more efficiency. Our clients are also attracted to us due to our capacity to handle a large number of cases. Our ability to hire, develop and retain a strong collection team is critical to our continued growth and profitability, and creates a strong competitive advantage over other smaller delinquent consumer receivables collection agencies.

Visionary and experienced leadership
We and our founder cumulatively have more than 15 years of experience in the delinquent consumer receivables recovery industry. We have an experienced management team that consists of professionals with extensive expertise in the debt recovery and management industry.
Mr. Tan, our founder, chief executive officer and chairman of the board, is known as a pioneer and leader of the delinquent consumer receivables recovery industry. Mr. Tan has more than 15 years of experience in the industry. Mr. Tan has guided and overseen the development of our company and is instrumental to our continuing success. Mr. Tan has utilized and devoted his experience and resources to perfect the legal framework, industry compliance standards, as well as education to ensure a persistent stream of industry talent. Mr. Tan, along with other industry leaders, founded the Industry League of Outsourced Non-performing Assets Recovery on July 5, 2017. In February 2018, Mr. Tan, on behalf of Yong Xiong Equity Investment, signed an agreement with Xiangtan University and Tulane University to establish an LLM program in credit law at Tulane University Law School.
Mr. Huaqiao Zhang, who we intend to appoint as one of our directors, is a seasoned banker with over 30 years of corporate finance experience and has served in various senior positions at major investment banks and private equity firms.
Our senior management is mainly composed of executives with over 10 years of industry experience. We also have six core team members, each of whom has working with Mr. Tan in the delinquent receivables recovery business since 2010. Each member is able to manage every aspect of our operations. We believe the senior management team’s experiences and the core team members’ understanding of the Chinese consumer receivables recovery market have helped us become a strong industry leader.
Our Strategies
We believe the following strategies will contribute to our goal of becoming a market leading full service consumer debt collection and asset management company.
Continue to invest in and upgrade our big data and AI application
We expect to continue to strengthen our big data application capability and upgrade our IT system for AI compatibility and functionality.
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Big data platform: We aim to extract greater use of the industry data and debtor information by strengthening our big data processing capabilities and applications to our collection work. In addition, we are developing a skip tracing application which can continuously gather and process publicly-available information that could be helpful to our collection activities, such as information related to actions against the debtors. We believe such platform forms the basis for more analytical and AI application that can improve employee productivity, receivables portfolio pricing efficiency and overall financial performance. We also rely on our big data platform and applications to provide value-added services to our existing and future clients.

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AI-based Platform: We expect our AI-based platform to enhance our standard collection process by automating the debtor relationship mapping function and adding models to evaluate receivables portfolio and collection specialist performance. The AI-based relationship mapping function identifies a new debtor’s connection to existing debtors, guarantors and contact persons in the database we are authorized to use and generates analytical profile that evaluates the debtor’s payment ability, willingness to pay and viable payment plans to recommend a negotiation strategy to our collection specialists. The AI-based receivables evaluation model utilizes our proprietary algorithm to analyze the collectability of target receivables and recommends bidding terms we would offer to our clients. We will continue to upgrade and fine tune our model and algorithm to establish more accurate connections between debtor profiles or factors and the probability of recovery.

We hope to continue both in-house development and external acquisition of technology to better utilize our technical know-how in the delinquent consumer receivables recovery industry to provide better collection results.
On May 24, 2018, we entered into a big data service agreement with China United Network Communication Group Co., Ltd., or China Unicom, which is one of the largest telecommunication companies in China, to further improve our skip tracing system. Under such contract, China Unicom will provide us with a special platform accessible from our operating portal, through which our collection specialists can enter the personal identification number of the debtor, and the platform can automatically call the debtor using the current telephone number stored in China Unicom’s databases. The collection specialist will not have access to the real contact information of such debtor. We believe this will improve our collection efficiency by allocating fewer resources to skip tracing and by focusing on negotiations with debtors on repayment, which we believe is our core competence.

Broaden our industry and market participation
We believe our successful tertiary receivables collection business can serve as a foundation to broaden our industry participation and service offering. We expect to expand our business to offer credit originators a complete outsourced solution for all stages of delinquent consumer receivables. We also expect to expand our business beyond the collection of consumer receivables by offering our services for the collection for non-consumer receivables. With our expertise and success in the more challenging tertiary receivables recovery market, we believe that we are more likely to succeed in other stages and areas of the delinquent consumer receivables recovery market than vice versa. Our goal is to be a comprehensive recovery solution provider for all delinquent receivables to our clients.
In addition to providing comprehensive collection services for all stages of delinquent consumer receivables, we expect to expand our business into the financial non-performing asset portfolio management industry in which we acquire delinquent consumer receivables portfolios for our own collection. We believe that portfolios acquisition can be more profitable than our collection services. Currently, the PRC government allows asset management companies that hold asset management licenses issued by the China Banking and Insurance Regulatory Commission, or CBIRC, to purchase institutional non-performing assets, but does not allow financial institutions to transfer consumer non-performing assets in bulk, including delinquent credit card receivables. In the event that the PRC government changes its regulatory policy to permit the acquisition of delinquent credit card receivables from financial institutions by collection service providers for their own collection, we believe such credentials would only be granted to collection service providers who hold asset management licenses issued by the CBIRC. Although the CBIRC thus far has not provided any formal guidance with respect to any license that allows its holder to acquire delinquent credit card receivables in bulk from financial institutions, we strive to be the first company to obtain such license to further expand our business into the consumer non-performing asset management markets, with a focus on acquiring delinquent credit card receivables portfolios.
Continue to expand our regional presence
As of the date of this prospectus, we have 40 offices that primarily operate as local call centers in 37 cities throughout China, with at least one office in each province of China. Certain of our existing and potential clients, such as the state-owned banks, which have large delinquent credit card receivables portfolios, typically only enter into contracts with service providers that have local presence. We expect to further expand our geographic presence to work with more branch banks of our existing and potential clients. We believe this geographic penetration will also help us attract more local talent to support our business growth in regional debt collection service.
Strengthen cooperation with major credit originators and diversify our business
As of the date of this prospectus, our business focuses mostly on the provision of delinquent credit card receivables collection services to major commercial banks in China, who have become our long-term major clients. We also provide online receivables collection services to online lenders. Following the rapid expansion of the online loan market in China in the past three years, the delinquency rate for online receivables has increased to relatively high levels due primarily to over-expansion and regulation shortfalls. We believe that online receivables delinquencies present a business opportunity for us in which we can leverage our collection expertise and experience to work with fintech platforms to expand our service scope.
We expect to continue to deepen our business collaboration and diversify our operation in the following respects:
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develop regional consumer receivables collection service business for commercial banks;

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develop online receivables collection services with existing and potential online lenders;

■
cooperate with fintech platforms to expand our service scope; and

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launch an external interface, which enables our clients to initiate engagements, upload portfolio information and monitor collection status, and simplifies the overall engagement process with lowered costs and improved efficiency for us to develop potential clients.

Our Services
Business Model
We provide collection services to our clients by leveraging an experienced collection team, standardized remote collection process, centralized management and developed IT infrastructure. We focus on the collection of tertiary receivables, including credit card receivables that are past due for more than 12 months or are charged-off and online receivables that are past due for more than six months or are charged-off. These delinquent consumer receivables usually have been subjected to multiple unsuccessful collection efforts by our clients’ in-house collection teams or other collection service providers as primary and secondary receivables.

Our clients engage us to collect, on their behalf, delinquent consumer receivables on a portfolio basis, or portfolio collection, or under a general engagement, or general collection. Portfolio collection is when commercial banks engage us to collect delinquent consumer receivables that are aggregated into a portfolio and the total value of such a portfolio is typically over RMB500 million. The delinquent consumer receivables subject to portfolio collection are often overdue for more than 24 months and are charged-off by our clients. The portfolio collection term is usually set for a fixed period, typically in a range of three to 24 months. In general collection, we enter into a framework agreement with the client for a term of 12 to 24 months and within such term, the client periodically assigns receivables in batches to us for collection, typically with a fixed collection period of three to four months for each batch. The delinquent consumer receivables from commercial banks subject to general collection are often overdue for more than 12 months, and the online receivables from online lenders subject to general collection are often overdue for six to 24 months.
The determination of commission fees is generally based on the quality of the delinquent consumer receivables, which generally include the number of prior collection attempts, the ratio between principal and interest, the geographic location of debtors, the amount of deposit required and the delinquency period. For example, tertiary receivables, which usually have been subjected to multiple unsuccessful collection efforts by our clients’ in-house collection teams or other collection service providers, generally have a higher proportion of the receivables in interest compared to principal due to the longer period of time past due, a lower probability of collection and therefore, command a higher commission fee compared to primary and secondary receivables. The clients typically pay us a commission fee based on the amount we collect from the debtor and the upfront deposit arrangement. The effective commission rate we receive typically averages approximately 40% of the delinquent consumer receivables collected and certain clients pay us a commission fee as high as 74% of the delinquent consumer receivables collected.
Our collection specialists are organized based on specific areas of expertise and levels of seniority. Our team is structured to maximize our collection efficiency. Our collection specialists are organized by work groups based on client coverage, with each work group under the supervision of several senior specialists, who in turn report to a single senior manager responsible for the work group. We have approximately 190 work groups as of June 30, 2018. Collection specialists in each team are assigned to focus on different stages of the collection process, which is a key differentiator compared to our competitors. As a result, such system allows our collection specialists to quickly familiarize with each client’s collection requirements and become experts in the collection process. For the six months ended June 30, 2018, our weighted monthly average collection rate for tertiary receivables was 0.61% and the MARC for tertiary receivables was approximately RMB21.3 billion (US$3.3 million), representing an increase of 51.2% compared to the same period in 2017 and an increase of 393.7% compared to the same period in 2016.
According to iResearch, the total value of tertiary receivables in China grew from RMB15.0 billion in 2013 to RMB319.9 billion (US$49.2 billion) in 2017, and is expected to reach RMB2,532.6 billion (US$389.3 billion) in 2022. In addition, the Chinese government has promulgated several administrative measures and guidance requiring banks and online lenders to strengthen their efforts in recovering non-performing assets. Furthermore, iResearch believes that credit card holders in China generally have a better risk profile than debtors of other types of unsecured loan instruments. Therefore, we believe we are in a market with increasing demand and lower operational risks, which provides us with ample business opportunities and a predictable revenue stream.
Engagement
We obtain engagements for collection services from our clients either through a bidding process or by direct engagement. Substantially all engagements are coordinated and executed centrally. Engagements for portfolio collections are generally obtained through a bidding process, while engagements for general collections are usually obtained on an individual basis after service providers are shortlisted in the clients’ panels of trusted service providers. All of our online receivables collection engagements are conducted through general collection. For the six-month period ended June 30, 2018, our MARC for tertiary receivables was RMB7.4 billion (US$1.1 billion) for portfolio collection and RMB12.2 billion (US$1.9 billion) for general collection.
Portfolio Collection: We evaluate a portfolio based on a number of factors, including receivables size and debtor demographics, prior attempts made by clients internally or through service providers, any specific requirement such as a baseline guaranteed collection rate and required deposit rate, and our calculation of the projected collectability. We leverage our proprietary analytical model to analyze the data we gathered from past bidding processes and collection processes in order for us to make more accurate evaluations.

There are generally three types of portfolio collection:
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Non-Refundable Deposit: We are required to pay a non-refundable deposit for this type of portfolio collection upon engagement, which serves as a minimal collection for the client. We are entitled to keep the entire amount collected under this arrangement. The effective commission rate for this type of portfolio collection, taking into consideration the amount of upfront deposit, was generally between 40% and 57% of the collected value in 2017.

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Refundable Deposit: We are required to pay a refundable deposit for this type of portfolio collection upon engagement. If we achieve a certain minimum collection rate, the clients would refund the deposit at the end of the collection period. The effective commission rate for this type of portfolio collection was generally between 45% and 51% of the collected value in 2017.

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No Deposit: We are not required to pay a deposit for this type of portfolio collection, but we are required to guarantee a minimal collection rate, or agree to receive commission or reward until we reach certain performance target, i.e., certain amount collected, and we will only receive commission on the collection with such minimum target amount collected deducted. The effective commission rate for this type of portfolio collection was generally between 33% and 67% of the collected value in 2017, which is paid over a certain period of time when certain performance targets are achieved. If we do not achieve the guaranteed collection rate or value, we are not entitled to receive any commission. For some clients, we may need to make up the difference between the minimum value guaranteed and the value we actually collected.

General Collection: Before we enter into a general collection arrangement, we consider and negotiate the total receivables value and the commission rate. There are two models under general collection: assignment model and scramble model.
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Assignment Model: Under the assignment model, our clients assign a certain number of delinquent consumer receivables for collection to us on regular basis which is generally three months. The assignment of the receivables is based on our direct business development communications for first-time clients and prior service performances and business interactions for existing clients, which typically include elements such as the total value of receivables that we agree to collect and the commission rate. The effective commission rate for this assignment model was typically between 25% and 52% in 2017.

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Scramble Model: Under the scramble model, a client places its delinquent consumer receivables for collection in a pool and invites us and other qualified service providers to participate in an online real-time “scramble” process to obtain exclusive rights to collect on certain delinquent consumer receivables within a certain collection period. Each service provider is entitled to obtain exclusive collection right to a maximum value of delinquent consumer receivables from the pool. The value is determined and updated monthly by the client based on historical collection results and business relationships, which is positively correlated to the value of delinquent consumer receivables that a qualified service provider like us can successfully collect. Therefore, we purposefully obtain a fair share of receivables from each client’s pool every month in order to maintain our presence among prominent clients. Depending on our workload from portfolio collections and the assignment model, we have the flexibility to adjust the number of work groups we assign to participate in the “scramble” model each month to optimize our utilization of human resources. Previously selected receivables are returned to the pool once the exclusive period expires, which is usually up to three months. Once a receivable is returned to the pool, it becomes available to be selected by other service providers or us again. The effective commission rate for the scramble model was typically between 38% and 43% in 2017. During the same period, the total value of the delinquent consumer receivables that we obtain from the scramble model for collection constitutes 33.2% among all receivables under our collection through general collection.

Our scope of service currently does not include initiating lawsuits against debtors on behalf of the client.

Collection Process
We rely on our operating portal to navigate through the collection process. The following is an overview of our collection process:

(1)
Filters the telephone numbers of the debtors on the record and screens out the ones that are no longer active.

(2)
Conducts debtor profiling through our proprietary analytical model to make a preliminary evaluation on the debtors’ willingness to repay the debtor.

(3)
We assign the cases to collection specialists through our operating portal based on the value of receivables, the numbers of cases and debtor profiles.

(4)
Each collection specialist performs skip tracing through a series of online / offline public channels, as well as a series of proprietary skip tracing applications in our operation portal, based on information such as household information, registered telephone numbers, registered emails or other contact information, and related personnel information.

(5)
Our operating portal can cross-map all newly-engaged debtors with our database to cross check any available information related to previous repayment record or repayment obligations between the debtors and any of our clients.

(6)
Collaborate with China Unicom to build a platform accessible from our operating portal that allows us to contact the debtors without being able to access the real contact information of such debtor.

(7)
Develop an effective debtor profile to facilitate more efficient negotiation by our collection specialists.

(8)
Successfully connect with the debtors to notify their repayment obligations.

(9)
We inform the debtor through telephone call or text messages about our identity, our relationship with our clients, his / her repayment obligations and the benefits of resolving his or her account fully and promptly during the initial contact. We also discuss the reason for the debtor’s delinquency and his / her latest financial status in order to better assess the debtor’s ability to repay.

(10)
We will propose certain payment plan, such as installment plans, partial debt waiver and other arrangements, suitable for the debtor as approved by the client.

(11)
We also conduct analysis on the reason why the collection is unsuccessful, and retain and analyze this information for our improvement.

(12)
If a certain collection specialist fails to collect the receivables within one month after a case is assigned to him/her, we will re-assign such case to another collection specialist, and the process repeats until the expiration of the collection period.

(13)
For debts successfully collected, our clients usually require debtors’ payments be made directly to our clients, and we bill our clients by the end of each month for our collection services. Once the clients receive the debtors’ payments, they will usually notify us.

Our Clients and Client Relationship
Our clients include six of the top 10 commercial banks and certain large online lenders in China. In addition, we collaborate with major online lenders in the online loan industry. We believe that we have earned a reputation as a reliable and responsible provider of collection services for delinquent consumer receivables, particularly in tertiary receivables collection.
We identified five commercial banks as our major clients in 2017, which individually provided over 10% and, in the aggregate, 89% of our revenues. In the same year, we derived 96.6% of our revenues from our credit card receivables collection services and 3.1% from other receivables, substantially all of which consist of online receivables. Our clients, especially banks, are very selective in choosing collection agencies and usually maintain a list of preferred agencies that are selected from an annual bidding process. Our clients typically require the collection agencies to meet certain qualifications, such as having substantial prior experience servicing multiple clients, a minimum number of collection specialists, prior collection performance and a developed IT infrastructure. We are shortlisted by several PRC banks as their preferred service provider and are their trusted business partner in improving the delinquency rate of their consumer receivables.
We enter into collection service contracts with our clients that define, among other things, fee arrangements, scope of services and termination provisions. Generally, the collection service contracts are non-exclusive, which means that the client may engage a number of service providers at the same time. However, while the delinquent consumer receivables are assigned to us or obtained through the scramble process, we have the exclusive right to collect these receivables within the collection period provided under our collection service agreement or any placement assignment underlying the collection service agreement.
From our clients’ perspective, any violation of industry standard practices and regulations can significantly taint their reputation and increase their regulatory risks. Therefore, our clients, especially commercial banks, are highly selective with respect to which collection agencies may be chosen for receivables recovery assignments and handling of debtor information. As a result, the clients would prefer to form a stable and long-term business relationship with collection agencies with good track records. Under the terms and conditions of most of the collection contracts, the clients may remove any agency from its preferred list, rescind existing contracts and even suspend future business relationships if an agency fails to observe the legal requirements and contractual requirements in the collection service contracts.

We believe our proven track record, industry reputation, business scale and centralized management in providing collection services are the cornerstones of our strong relationships with major banks and online lenders.
Compliance and Quality Control
We have undertaken the following measures to ensure compliance.
Our Compliance Policies
We have adopted the following compliance policies:
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Employee Code of Conduct. Our efforts to maintain compliant operations starts with the training and continuing education of our employees. The Employee Code of Conduct sets forth the basic code of ethics, proper business conduct and obligations to our clients and to the debtors. In particular, the code emphasizes the importance of keeping proprietary information confidential and maintaining a high level of professionalism in the performance of work functions, and have strict guidelines that prohibit certain actions such as selling debtor information, impersonating government officials, threat of violence, and use of vulgar or inappropriate language. In addition, the code specifies the reward and disciplinary actions for employees abiding by or violating this Employee Code of Conduct and other company regulations.

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Quality Assurance Management Plan. The goal of implementing the Quality Assurance Management Plan is to standardize the collection operations, prevent risks related to collection services and ensure compliance with government and internal regulations. The plan sets forth definitions of violating conduct including credit violations, improper management of private and personal information, procedural violations, fraudulent conduct and violations specific to collection services. The plan also includes corresponding penalties for employee violations and subsequent remediation plans to minimize the damage and prevent future incidents of similar violations. The plan consists of  (i) Credit Card Receivables Collection Protocol; (ii) Telephone Record Inspection Regulation; (iii) Complaints Management Regulation; (iv) Information Security Regulation; (v) Work Log Inspection Regulation; and (vi) Trade Secret Protection Regulation.

Our Compliance Structure
In addition to implementing our compliance policies to regulate employee conduct, we also established internal departments to monitor employee conduct, investigate possible violations, and ensure policy adherence. These departments include the department of quality inspection, the department of supervision, the department of security and the legal department. The department of quality inspection monitors employee activities on a daily basis to observe and detect possible violations. The department of supervision conducts investigations into possible violations after the violations have been reported by the department of quality inspection and/or other sources. The department of security communicates with debtors who raise disputes or complaints in person, if necessary, in order to explain and appease the situation. The legal department provides policy interpretation and guidance and systemic support to the other internal compliance departments. As of June 30, 2018, we have 40 dedicated staff in the legal and compliance teams.
Quality Assurance
We emphasize quality control throughout all phases of the collection process.
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Daily inspection. The Deputy Manager and Department Leaders of each work group perform daily spot checks on 60 collection cases for potential compliance violations. For the six months ended June 30, 2018, we have inspected 28.9% of the collection cases assigned to work groups. Our operating portal also conducts daily keyword searches against all of the work logs generated that day for potential violations. If a violation is identified, we issue a disciplinary action against the collection specialist. Our disciplinary actions vary from warning to termination, which are issued depending on the seriousness of the violation. Furthermore, we analyze work logs and telephone recordings collected from daily inspections for performance trend and non-compliant activities, and train our collection specialists based on these findings in order to improve their performance.

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Quality control. We have a number of quality control teams made up of quality assurance personnel to oversee the quality of the collection process. If a collection specialist believes that a debtor is likely to file complaints based on his/her interaction with the debtor, he/she is required to report the case to the respective quality control team. The quality assurance personnel then contact the debtor directly and seeks to address the debtor’s concern in order to reduce the likelihood of a complaint. If the situation escalates into a dispute or complaint, the department of security may propose to meet with the debtor in person, if possible, in an effort to explain the situation and reconcile with the debtor. Furthermore, a quality control team that oversees partial-payment cases reviews on a daily basis all of the work logs for which partial payments are made, and sometimes directly contacts the debtors to verify whether there is any non-compliant activities by our collection specialists, including inducing the debtors to repay by offering unauthorized repayment plans, such as reducing repayment.
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Complaints management. We have a protocol to respond to complaints brought by debtors or referred from our clients after debtors file complaints through the clients’ hotline. Once a complaint arises, we contact the debtor to assess the situation while we investigate the allegations made. Based on the investigation findings, we reach an administrative decision on whether the complaint is valid, and whether disciplinary decisions are warranted in accordance with our compliance policies.

We require all of our employees to strictly comply with our compliance policies and laws and regulations. If our employee violates such requirement, we will issue certain penalties that range from warnings to termination of employment.
Certain clients may require an enhanced level of supervisory review and others may require customized reports. We require our collection specialists to contact the debtors only through the means allowed under our standard procedure. Our collection specialists are not allowed to have face-to-face contact with any debtor. When we contact debtors through telephone, our collection specialists are required to make such calls only from our office landline or encrypted mobile phones issued by us, which records all of the telephone conversations and is subject to our system’s real-time automatic monitoring.
We expect to launch an AI-based quality control system that monitors all communications with debtors in real time to ensure compliance and quality of service. The system monitors the collection specialists’ speech patterns. The system also identifies key words used in the conversation to detect possible signs of dispute, insult or unauthorized proposal by the collection specialist to reduce the receivables value as a compromise. If the system detects such behavior, it alerts our quality assurance department personnel to immediately intervene in the process. As we continue to upgrade our system, we plan to program our system to automatically screen such conversation and terminate the call.
Complaints Against Our Service
Debtors may frequently file complaints against our collection practices, with or without merit, due to the contentious nature associated with debt collection and unpredictable debtor behavior. Debtors may file their complaints with our clients or government regulatory agencies, in particular, CBIRC, and other commercial regulatory agencies, alleging improper conduct and violations of law. Our complaint rate was 0.14% in 2016 and 0.13% in 2017. We define major complaints as complaints that (i) involve employees violating laws and regulations, (ii) may materially and negatively affect our reputation, or (iii) may cause material economic loss to the company. In 2017, there were 13 major complaints, which have all been settled. Major complaints may result in clients retracting certain value of receivables under collection, clients suspending collection services of a certain geographic area, or investigations by government agencies. As of June 30, 2018, our complaint rate was 0.06% within such six-month period.
If debtors file complaints directly with government agencies, the government agencies may penalize our clients and/or us. If the CBIRC determines that the allegations are substantiated, it has the authority to enforce penalties against the commercial banks or online lenders; the CBIRC does not interact or enforce penalties against us directly. However, if other regulatory agencies, such as the Administration for Market Regulation, the Public Security Bureau or the Communication Administration find that we violated laws or regulations in the performance of our collection service, they may levy penalties or even suspend our business if the violation is severe. As of August 31, 2018, government regulatory agencies have not penalized or suspended our business practice.
If a client determines that we failed to comply with our quality assurance obligations under the contract between us and such client, such client may penalize us monetarily or rescind the contract, or cease future cooperation if the breach is severe. Total monetary penalties levied against us as a result of debtors’ complaints were RMB247,276 and RMB496,048 (US$76,241) in 2016 and 2017, respectively, which was 0.06% and 0.08% of the total revenue of each respective period. In June 2018, one of our major clients suspended our collection service for receivables owed by debtors whose credit cards were issued in Anhui province due to the increasing number of complaints and a substantiated complaint alleging improper conduct during the collection from a certain debtor. In August 2018, the client verbally agreed to lift the suspension.

We take complaints and allegations seriously and have developed a systematic approach to address complaints. Once notified of the complaint, the marketing department immediately conducts a preliminary investigation to verify the allegations. If the allegations are not substantiated and our client is notified of the findings, the client may attempt to communicate with the debtors directly. If the allegations are substantiated, we and our client will both attempt to communicate with the debtor. Based on the information we receive from the debtor, we may undertake certain actions to rectify the problem, including to compensate the debtor after negotiation with the clients, and/or to demote or terminate the responsible collection specialist. In addition, we established an “ultimate responsibility” principle, pursuant to which members of the senior management team, including Manager-in-Charge and the vice president, are jointly responsible for handling complaints and bear disciplinary consequences if a subordinate collection specialist violates our compliance policies. Disciplinary consequences include warning up to termination for Managers-in-Charge, and fines for vice presidents.
In an effort to avoid such complaints, we carefully monitor our employees’ conduct during the collection process and implement proper training to continuously educate our employees about our compliance policies and government rules and regulations.
Our Employees
We had 8,152 employees as of June 30, 2018, with 6,485 employees in Changsha and 1,667 employees in other cities in China. The following table sets forth the number of our employees, categorized by function as of June 30, 2018:
Collection Specialists	7,734
Information Technology	33
Internal Affairs	186
Legal and Compliance	40
Management and Administrative	159
Total	8,152
Our success depends on our ability to attract, retain and motivate qualified employees. In addition to online job postings and career fairs, we attract and hire new qualified employees mainly through internal reference from our current employees and our partnerships with colleges and secondary vocational schools; the employees we hire through referrals and school partnerships demonstrate greater capability and company loyalty compared to employees hired through other channels. As of June 30, 2018, employees with associate degrees or above constituted 59.0% of our workforce. We offer employees competitive salaries, performance-based cash bonuses and other incentives. We also provide a clear promotion track to employees based on their performance. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor dispute.
As required by laws and regulations in China, we participate in various employee social benefits plans that are organized by municipal and provincial governments, including housing funds, pension, medical insurance, job-related injury insurance, maternity insurance and unemployment insurance. We are required by PRC law to make contributions to employee benefit plans in values that equal specified percentages of salaries, bonuses and certain allowances of our employees, up to a maximum value specified by the local government from time to time. Accordingly, we obtained a Certificate of Compliance from the Changsha Human Resources and Social Security Bureau, which acknowledges that we are in compliance with the relevant social benefits laws and regulations as of May 31, 2018. However, we acknowledge the possibility that we have not contributed to the employee social benefits plans in a timely manner or contributed the minimum value required for employees in their probation period due to high turnover rates of these employees. We make up the difference by providing social benefits stipends to a majority of these employees during the probation period.
We typically enter into standard confidentiality and employment agreements with our employees. Contracts with management and senior collection specialists typically include a standard covenant against competition that prohibits such employees from competing with us, directly or indirectly, during his or her employment as well as for a certain period of time after employment termination.

Our Collection Specialists
As of June 30, 2018, we employed 7,734 collection specialists, among whom 33.0% were experienced specialists with at least 12 months of collection experience. We believe collection ability relates proportionally to tenure. Our senior collection specialists in each work group including the department leader, deputy manager and manager-in-charge, have more than two years of experience working with us on average. Our collection specialists are based in four call centers in Changsha with the capacity to accommodate approximately 11,800 collection specialists, and 36 call centers in other cities such as Beijing, Shanghai, and Shenzhen with the total capacity to accommodate approximately 3,200 collection specialists. All of our collection specialists use the same collection system and are required to observe the same policies and standards at work, regardless of where they are located.
We provide training programs for our new collection specialists, which include a two-day introduction training followed by on-the-job training. New collection specialists in Changsha will work at our headquarters for the first month and then relocate to other call centers in Changsha. New collection specialists go through a probation period of approximately one to three months during which they primarily perform skip tracing tasks and receive continuous training from mentors we assign on negotiation skills and compliance policies. We only allow qualified and skillful collection specialists to contact and negotiate with debtors. We also collaborate with Xiangtan University to provide continued education for collection specialists who intend to improve their academic qualifications.
We rank collection specialists in five levels, Manager-in-Charge, Deputy Manager, Department Leader, Team Leader and Team Member. Each work group consists of one Manager-in-Charge, one Deputy Manager, three Department Leaders, nine Team Leaders, and various Team Members. Generally, each Manager-in-Charge manages a call center, and each Deputy Manager is responsible for the work group. We had approximately 190 work groups as of June 30, 2018. In general, each work group primarily focuses on one particular client. For example, we have assigned 56 work groups exclusively to work on one of our major client’s cases for the nine months ended September 30, 2018. Generally, only collection specialists at the Department Leader level or higher may directly negotiate with the debtors. Collection specialists who rank below the Department Leader level are primarily responsible for skip tracing. We promote collection specialists mainly based on performance and compliance with applicable laws, regulations and policies. Below is a diagram illustrating the structure of a typical work group.

Manager-in-Charge
Deputy Manager
Department Leader
Department Leader
Department Leader
Team Leader
Team Leader
Team Leader
Team Leader
Team Leader
Team Leader
Team Leader
Team Leader
Team Leader
Various Team Members
Various Team Members
Various Team Members
Various Team Members
Various Team Members
Various Team Members
Various Team Members
Various Team Members
Various Team Members

Technology and Infrastructure
Our operating portal supports all key aspects of our collection activities platform. It is designed to handle the large volume of data required to evaluate a large collection portfolio, and a large number of collection profiles efficiently and accurately.
As of June 30, 2018, we had a team of 33 full time employees to monitor and maintain our information technology and infrastructure. This core team focuses on providing the following services to support our long-term business growth: maintaining and strengthening our big data and analytics systems, and ensuring our technology systems, call centers, collection systems, financial systems and security protocols are well established, reviewed, tested and continuously strengthened.
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Database System. We believe the ability to access and utilize data is essential to our operations. Our centralized computer-based information systems support the core processing functions of our business under a set of integrated databases and are designed to be both replicable and scalable to accommodate our internal growth. This integrated approach assures that data resources that we accumulated in the course of our operation are processed efficiently to aid our collection efforts. Our big data resources are stored in a distributed storage architecture system. This system processes a high volume of information and securely stores the information on a cloud server. The processed information then feeds into our operating portal to screen out outdated telephone numbers of the debtors on the record. The database system strengthens our debtor profiling model by generating a score for each debtor using our proprietary algorithm based on non-personally identifiable information such as location, gender, composition of receivables and past due period to facilitate categorization and assignment. Furthermore, the database system consolidates information of debtors concurrently assigned for our collection to detect repeating debtors and map potential relationships based on the information we are authorized to use.

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Internal Systems. Our operating portal digitizes and standardizes the collection process by consolidating skip tracing tools, debtor profiles and other functions under one platform. Our system software systematizes the collection profile, standardizes collection management, refines the collection process and consolidates repayment records. We use the operating portal for portfolio management, skip tracing, financial and management accounting, reporting, budget planning and business analysis. The fully digitized system allows our employees to access the tools and data in any of our offices in China. We believe our systems afford our collection specialists data support to perform our collection service and will be sufficient for our needs for the foreseeable future.

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Backup System. We maintain two independent full capacity network servers in two separate Changsha locations. If one server experiences technical difficulties or outage, network operations immediately switches to the other server to ensure uninterrupted network services to our employees.

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Security System. Our system is also configured with multiple layers of security modules, as part of our overall data privacy and security program, to protect our database from unauthorized access. We implemented security protocols (i) to guard against external infiltrations with a firewall system, (ii) to monitor employee access to personal and financial information that include system operation history monitoring and USB/external hard drive monitoring, and (iii) to guard against information leaks by implementing restrictions on the sending and receipt of emails and unauthorized use of information. If a collection specialist dials the same number more than five times through our system during the collection, the operating portal will report such incident to the department of quality inspection.

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Technology Upgrade. We actively develop new software and explore greater use of technology to manage data resources. We will continue to improve our current information technology and infrastructure, which in turn is expected to enable us to utilize our technology and data resources more efficiently. See “Our Strategies” for a detailed discussion of our technology upgrades.

Data Privacy and Security
We have access to a significant amount of data that could be considered as confidential, including operational data of our clients and personal information of the debtors. We consider the protection of such confidential information to be important. We adopted a strict internal data policy relating to the confidential information of our clients, the debtors, as well as our own confidential information. This policy establishes day-to-day data use requirements, data and information classifications, data encryption requirements, back-up requirements, approval procedures and user rights for confidential information and data. This policy also specifies the methods in which data must be stored, such as in encrypted format and with backup. We require each of our employees to agree in writing to abide by our data policy and to protect the confidentiality of our data.
We maintain both intranet and extranet as part of our computer network to restrict the import and export of all documents. In addition, we use a variety of technologies to protect the data with which we are entrusted and have a team of data security professionals dedicated to the ongoing review and monitoring of data security practices. For example, we store all collection related data in encrypted format and strictly limit the number of personnel who can access those servers that store such data. For our external interfaces, we also utilize firewalls to protect against potential attacks or unauthorized access. We do not distribute or sell our data to other companies for any purpose.
We continue to deploy both physical and system security enhancements to help ensure ongoing data protection. We prohibit collection specialists from using their personal cellphones during work hours, and require sophisticated log-in passwords, access authentication controls and firewalls and emphasize security awareness as part of our employee training programs. Since our inception, we have not experienced any material information breach or other system failure that led to the loss of debtor information.
Intellectual Property
We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-competition agreements with our employees and others to protect our proprietary rights.
As of the date of this prospectus, we have three pending applications and 10 registered patents with the State Intellectual Property Office of the PRC. These patents includes, among others, a system that realizes data protection and security through the use of a back-up mobile phone, a system that protects the security of the virtual network data and a database recovery system that recovers information even after deletion. These independently developed patents enhance our work progress monitoring, data security and operating efficiency, and afford us a competitive advantage over other industry participants.
We registered 56 computer software copyrights in connection with our business, including, among others, a mobile business application, a file upload and download system, and an email system.
We currently hold nine registered trademarks in China for the “,” “” and other trademarks. We are the registered holder of 13 domain names in China, including hnyongxiong.com (our company homepage), hnyongxiong.cn (our electronic mail domain name), yubang168.com and yubang168.cn (internal office platforms), and yidongweixin.com (online service platform) and eight other currently unused domains.
We intend to protect our technology and proprietary rights vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. Third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. We may be subject to intellectual property infringement claims or other allegations, which could result in material damage to our reputation and brand image, payment of substantial damages, penalties and fines, removal of relevant content from our platform or seeking license arrangements which may not be available on commercially reasonable terms. We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

Competition
According to iResearch, the delinquent consumer receivables recovery industry in China is highly fragmented and competitive, consisting of approximately 3,000 companies and agencies. The market participants include domestic law firms, small collection agencies, and large privately held consumer receivables management companies. We believe our main competitors include Fujian Xindali Enterprise Management Consulting Co., Ltd, Guangdong De Lü Credit Management Inc., and Shenzhen Shenjuyuan Credit Consulting Co., Ltd. In addition to outsourcing the collection activities, our clients may also manage and collect these delinquent consumer receivables using in-house resources. There are few significant barriers for entry, and consequently, the number of competitors may continue to grow.
We face competition in obtaining collection service contracts and portfolios. We compete on the basis of reputation, industry experience, business scale and performance. Among the positive factors and competitive advantages which we believe may influence our ability to compete effectively in this market are our industry leading position and expertise in the collection of tertiary receivables, our technology and IT infrastructure, our ability to bid on charged-off debt portfolios at appropriate terms, our ability to negotiate appropriate operating targets to avoid penalty, our ability to negotiate with clients to waive guarantee deposits, our ability to manage complaints, our sizable volume of receivables under collection, our reputation to collect receivables in a timely fashion, our relationships with clients and our team of centrally-managed and well-trained collection specialists who provide quality customer service and compliance with applicable collections laws. Nevertheless, some of our current competitors and potential competitors may have substantially greater resources, greater adaptability to changing market needs, longer operating histories and more established relationships than we currently have.
Sales and Marketing
Our sales and marketing efforts are primarily led by our management team. Typically, we respond to requests for proposals from commercial banks to obtain collection service contracts for portfolio collection. We also offer trial services to potential clients by collecting delinquent consumer receivables on their behalf on a trial basis. Since our inception, we developed long term cooperation and business relationships with six of the top 10 commercial banks in China. We have long-term relationships with these commercial banks to provide cyclical collection services for delinquent consumer receivables, and we expect to continue to do so in the future depending on market conditions.
Seasonality
Our business primarily depends on our ability to collect delinquent consumer receivables. The number of the receivables collected tends to be low in the first quarter due to the fact that the traditional Lunar New Year period, most celebrated holiday in China, often lands on late January and early February, and our collection specialists often take vacations during that time. Our collection specialists’ productivity often decreases during this extended holiday period. In addition, since Chinese people typically save money before Chinese New Year for holiday spending, debtors are less willing to repay their debts before the Lunar New Year and have very limited savings to repay their debt right after the holiday. Therefore, the delinquent consumer receivables we collect during the first quarter is typically lower than those during other quarters.

Facilities
Our principal executive offices are located in Changsha, Hunan where we own an office building with total floor area of approximately 12,700 square meters, which has been mortgaged pursuant to certain credit agreements with Shanghai Pudong Development Bank, Changsha branch. Changsha Yubang Software Development Co., Ltd. one of the wholly-owned subsidiaries of the Yong Xiong Group, owns another office space with total floor area of approximately 793 square meters in Changsha. We also leased three additional call centers of approximately 38,467 square meters in aggregate in Changsha, Hunan. In addition, we own a newly-built building of approximately 16,000 square meters in the city of Loudi, Hunan, which is expected to be completed by [December 31, 2018]. We will use such building as the headquarters of Hunan Weicheng Credit Risk Management Co. Ltd., one of the wholly-owned subsidiaries of the Yong Xiong Group.
We leased approximately 72 apartment units for use as employee dormitories.
As of the date of this prospectus, we have 40 offices that mainly operate as local call centers in 37 major Chinese cities occupying approximately 54,701 square meters of office space. Below is a summary of the terms of our current leases and we plan to renew most of these leases when they expire.
Leased properties	Expiration	Area (square meters)
Beijing	April 2023	301
Changchun	April 2023	499
Changsha	July 2020	1,814
	December 2020	3,889
	June 2021	3,763
	January 2022	14,474
	December 2022	14,527
Chengdu	March 2023	372
Chongqing	March 2023	415
Fuzhou	November 2020	618
Guangzhou	April 2023	453
Guilin	July 2023	1,300
Guiyang	March 2023	313
Haikou	March 2023	420
Hangzhou	March 2021	385
Harbin	March 2023	324
Hefei	April 2023	349
Hohhot	April 2021	459
Jinan	March 2023	371
Kunming	April 2023	327
Lanzhou	May 2021	425
Lhasa	April 2023	233
Loudi	June 2023	366
Nanchang	March 2023	406
Nanjing	March 2023	408
Nanning	April 2023	293
Quanzhou	May 2023	385
Shanghai	March 2023	393
Shenyang	April 2021	366
Shenzhen	April 2023	376
Shijiazhuang	April 2023	366
Taiyuan	May 2023	351
Tianjin	April 2023	341

Leased properties	Expiration	Area (square meters)
Urumqi	March 2023	316
Wenzhou	September 2023	1,143
Wuhan	March 2023	299
Xi’an	May 2023	372
Xining	March 2023	387
Yinchuan	March 2023	396
Zhengzhou	March 2023	405
Zhongshan	July 2023	1,300
Total		54,701
Insurance
We do not maintain insurance policies covering damages to our property. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain professional/product liability insurance or key-man insurance.
Awards and Recognitions
Over the years, we have received top awards and recognitions for our quality services in the industry and contributions in the commercial sector.
In 2017, we were recognized as the annual active contributor to economic development for 2016 by the Changsha High-tech Zone, one of the national high-tech zones in China.
In 2017, Mr. Tan was recognized as one of the 2017 Annual Top 10 Economic Figures in Central China by Sina Finance and People’s Daily and Channel Wu.
In 2016, we were recognized as one of the best employers in the financial services industry by Sina Hunan and Sina Finance in its annual Hunan Financial Services Innovative Value Poll. Mr. Tan, our chief executive officer and chairman of the board was recognized as an industry leader for his role as the chairman of the Company as part of the same poll that year.
In 2016, we were recognized as one of the Top 100 Companies in Changsha by the Changsha Federation of Industry and Commerce and Bank of Changsha in their inaugural award for private companies demonstrating innovative value.
In 2015, Mr. Tan was recognized as one of the 2015 Annual Top 10 Economic Figures by China Economic Herald and China Economic Information Magazine of Economic Daily.
Legal Proceedings
We are currently not a party to any material legal or administrative proceedings.
We are involved or may become a party to various legal proceedings arising in the ordinary course of our business from time to time. We do not believe that these routine matters represent a substantial volume of our accounts or that, individually or in the aggregate, they are material to our business or financial condition.
We have in the past and may be subject in the future to various legal or administrative claims and proceedings outside of the ordinary course of our business, among other things, intellectual property disputes, contract disputes and unfair competition.

Regulation
This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.
Regulation on Catalogue Relating to Foreign Investment
Investment activities in the PRC by foreign investors are principally governed under the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. On June 28, 2017, MOFCOM and NDRC promulgated a revision of the Guidance Catalogue of Industries for Foreign Investment, or the 2017 Catalogue, effective on July 28, 2017. Pursuant to the 2017 Catalogue, industries listed therein are divided into two categories: encouraged industries and the industries within the catalogue of special entry administration measures, or the 2017 Negative List. The 2017 Negative List is further divided into two sub-categories: restricted industries and prohibited industries. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises, or WFOEs, is generally allowed in industries outside of the 2017 Negative List. For the restricted industries within the 2017 Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.
On June 28, 2018, MOFCOM and NDRC promulgated the Special Entry Administration Measures (Negative List) for the Access of Foreign Investment, or the 2018 Negative List, effective and replacing the 2017 Negative List on July 28, 2018. The 2018 Negative List expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the 2018 Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. Foreign investment in value-added telecommunications services (except for e-commerce) falls within the 2018 Negative List as a restricted industry.
On October 8, 2016, MOFCOM issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, effective on the same day and further revised on July 30, 2017 and June 29, 2018. Pursuant to FIE Record-filing Interim Measures, the establishment and change of FIE are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involve the special entry administration measures, the approval of the Ministry of Commerce or its local counterparts is still required. Pursuant to the Announcement [2016] No. 22 of the National Development and Reform Commission and the Ministry of Commerce dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures.
Regulation on Foreign Investment in Value-Added Telecommunications Businesses
The Regulations for Administration of Foreign-invested Telecommunications Enterprises promulgated by the PRC State Council on December 11, 2001, and subsequently amended on September 10, 2008, and on February 6, 2016, respectively, set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest of any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry. On July 13, 2006, the Ministry of Information Industry, the predecessor of the Ministry of Industry and Information Technology, or MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business is prohibited from leasing, transferring or selling the value-added telecommunications service license, or VATS License, to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. In addition, the company’s operational premises and equipment must comply with the approved coverage region on its VATS License, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. If the holder of VATS License fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, MIIT or its local counterparts have the discretion to take administrative measures against the license holder, including revoking its VATS License.
To comply with the PRC regulations discussed above, we operate value-added telecommunications business through the Yong Xiong Group, our PRC consolidated variable interest entity, which holds a VATS License issued by MIIT for the provision of call center services, and Changsha Yubang Software Development Co., Ltd., or Changsha Yubang, a wholly owned subsidiary of the Yong Xiong Group, holds a VATS License issued by MIIT for the provision of information services (excluding landline telephone information services and internet information services).
Regulation on Delinquent Consumer Receivables Recovery Service Providers
Pursuant to the Administrative Regulations of the PRC on Administration of Company Registration, promulgated by the State Council on February 6, 2016 and effective on the same date, the scope of business of a company should be stipulated by its articles of association and registered pursuant to the law. To comply with the PRC regulations discussed above, our PRC subsidiary has registered “receivables management outsourcing services; collect from the holders of credit overdue accounts and the holders of overdue credit cards pursuant to the banks’ authorization” as its registered business scope. See “Risk Factors—Risks Related to Our Business—Our failure to comply with government regulations could result in the suspension or termination of our business operations.”
Currently, the PRC has not adopted any laws or regulations directly regulating independent delinquent consumer receivables recovery service providers. In order to conduct our business as a delinquent consumer receivables recovery service provider, we must comply with the rules and regulations governing collection methods of receivables which should be followed by the commercial banks.
The former China Banking Regulatory Commission (which was replaced by China Banking and Insurance Regulatory Commission), promulgated the Commercial Bank Credit Card Business Supervision and Management Methods on January 13, 2011, the Notice On Further Regulating The Credit Card Business on February 6, 2016, and the Guidelines for Outsourcing Risk Management of Financial Institutions in the Banking Sector on June 4, 2010, respectively. These rules set out provisions governing the receivable collection business authorized by commercial banks to the delinquent consumer receivables recovery services providers. A commercial bank has the right to entrust its delinquent consumer receivables recovery to a third-party service provider, while the commercial bank should bear the risk and take the responsibility of the outsourcing. The commercial bank, as the credit card issuing bank, and its authorized delinquent consumer receivables recovery services provider, should collect the debts directly from the debtors and their guarantors, without interfering with the business or life of any third parties who are unrelated to the debts, and should not use inappropriate debt collection methods such as violence, coercion, intimidation or verbal abuse.
We have adopted internal standards to ensure our employees collect delinquent consumer receivables through appropriate means.
Regulation on Personal Information Protection
The PRC has adopted comprehensive legislation governing personal information protection, mainly including:
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General Rules of the Civil Law of the PRC, effective October 1, 2017;

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Tort Law of the PRC, effective July 1, 2010;

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Decision of the Standing Committee of the National People’s Congress on Strengthening Network Information Protection, effective December 28, 2012;

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Cyber Security Law of the PRC, effective June 1, 2017; and

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Criminal Law of the PRC, most recently amended on August 29, 2015, and the Interpretations on Several Issues concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information jointly promulgated by the PRC Supreme People’s Court and the PRC Supreme People’s Procuratorate on May 8, 2017.

Under these laws and regulations, “personal information” refers to all kinds of information recorded by electronic means or otherwise that can be used independently or together with other information to identify a particular natural person’s identity or reflect particulars on his or her activities, including the natural person’s name, ID number, contact information about his or her e-mail address or phone number, address, account name and password thereof, property conditions, whereabouts and tracks, among others. The personal information of a natural person should be protected by laws and regulations. Any organization or individual should legally obtain the personal information of others when necessary and ensure the safety of such personal information, and should not illegally collect, use, process or transmit the personal information of others, or illegally buy or sell, provide or make public the personal information of others. Apart from the aforementioned laws and regulations, the General Administration of Quality Supervision, Inspection and Quarantine of the PRC and the Standardization Administration of the PRC jointly promulgated the Guidelines for Personal Information Protection in Information Security Technology on Public and Commercial Service Information Systems, which became effective on February 1, 2013. These Guidelines, though non-binding, are the PRC’s first set of personal information protection guidelines, which sets forth detailed information protection requirements on personal information collection, processing, transfer and deletion.
In addition, personal information protection in specific business and industry is also governed by administrative laws and regulations, including, among others, (i) Notice on Banking Financial Institutions to Get the Personal Financial Information Protection Work Well Done and Notice on Further Proper Protection of Personal Financial Information of Customers by Financial Institutions, promulgated by the People’s Bank of China on January 21, 2011, and March 27, 2012, respectively; and (ii) Provisions on Protecting the Personal Information of Telecommunications and Internet Users and Several Provisions on Regulation of the Order of Internet Information Service Market, promulgated by MIIT on July 16, 2013, and December 29, 2011, respectively.
We have adopted internal standards to ensure our collection business to comply with the requirements of personal information protection.
Regulation on Intellectual Property Rights
The PRC has adopted comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.
Patents
Pursuant to the PRC Patent Law, most recently amended on December 27, 2008, and its implementation rules, most recently amended on January 9, 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, and utility models and designs are effective for 10 years from the date of application. The PRC Patent Law adopts the principle of  “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first.
Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within three years from the date of application.

Article 20 of the PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not just PRC companies and individuals), before filing a patent application outside of China, must first submit it to the SIPO for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. This added requirement of confidential examination by the SIPO has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China.
As of [December] 2018, we had 10 patents granted and three patent applications pending in China.
Trademark Law
Trademarks are protected by the PRC Trademark Law adopted in August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001 and August 30, 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council on August 3, 2002 and amended on April 29, 2014. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are granted a valid term of 10 years, which could be renewed each time for another 10 years commencing from the day after the expiry date of the last period of validity if the required renewal formalities have been completed. As of [December] 2018, we owned nine registered trademarks in different applicable trademark categories in China.
Software Copyright Law
The Computer Software Protection Regulations, promulgated by the State Council on December 20, 2001, and most recently amended on January 30, 2013, provides that Chinese citizens, legal persons and other organizations should enjoy copyright on software they develop, regardless of whether the software is released publicly. Software copyright commences from the date on which the development of the software is completed. The protection period for software copyright of a legal person or other organizations should be 50 years, concluding on December 31 of the 50th year after the software’s initial release. In order to further implement the Computer Software Protection Regulations, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which have been amended in 2004 and apply to software copyright registration, license contract registration and transfer contract registration. As of [December] 2018, we have registered 56 computer software copyright in China.
Regulation on Domain Name
The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MIIT, effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of PRC’s national top-level domain names, or CN domain names, and PRC domain names. CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, effective May 29, 2012. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first-to-file” principle and the registrant should complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputing parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate an arbitration procedure. As of [December] 2018, we have registered 13 domain names.
Regulation on Employment
The Labor Law of the PRC, effective on January 1, 1995 and subsequently amended on August 27, 2009, the PRC Employment Contract Law, effective on January 1, 2008 and subsequently amended on December 28, 2012 and the Implementing Regulations of the Employment Contract Law, effective on September 18, 2008, provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.
Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension insurance plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions on time or in full amount may be ordered to pay the required contributions within a stipulated deadline and be subject to a daily late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.
Regulation on Tax
PRC Enterprise Income Tax
The PRC Enterprise Income Tax Law, which was promulgated on March 16, 2007 and took effect on January 1, 2008, and further amended on February 24, 2017, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.
PRC Value Added Tax
On January 1, 2012, the State Council officially launched a pilot value-added tax reform program, or the Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay value added tax, or VAT, instead of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” in Shanghai and would be expanded to eight trial regions (including Beijing and Guangdong province) and nationwide if conditions permit. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of  “cultural and creative services”, are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012.
On May 24, 2013, the Ministry of Finance, or MOF, and SAT jointly issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On March 23, 2016, MOF and SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.
On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates should be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate should be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax should be calculated at the deduction rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate should be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate should be adjusted to 10%. Circular 32 became effective on May 1, 2018 and should supersede existing provisions which are inconsistent with Circular 32.
PRC Dividend Withholding Tax
Pursuant to the EIT Law and the Implementation Rules, dividends payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the Arrangement between the Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the China-HK Taxation Arrangement, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest of a PRC resident enterprise may be reduced to a rate of 5%. In February 2018, the State Administration of Taxation issued the Announcement on Issues concerning Beneficial Owners in Tax Treaties, or Circular 9, to replace the Circular of the State Administration of Taxation on the Interpretation and the Determination of the Beneficial Owners in the Tax Treaties from April 1, 2018. Circular 9 provides a more elastic guidance to determine whether the applicant engages in substantive business activities. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties effective November 1, 2015, non-resident taxpayers who satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to follow-up administration by the tax authorities. Where the non-resident taxpayer does not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of PRC tax laws. In addition, according to the Notice of SAT on the Issues Concerning the Application of the Dividend Clauses of Tax Agreements on February 20, 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Although our WFOE is currently wholly owned by YX Services Limited, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.
Regulation on Foreign Exchange
The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.
On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect and replaced SAFE Circular 142 on June 1, 2015. Although SAFE Circular No. 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond their business scopes, for issuance of entrusted loans or for repayment of inter-company RMB loans. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16,

effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties.
On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g., profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require approval or verification by SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC should be conducted by way of registration and banks should process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.
On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.
Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents
On July 4, 2014, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its implementation guidelines, which abolished and superseded the Circular on Several Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or SAFE Circular 75. Pursuant to SAFE Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV. Pursuant to SAFE Circular 13, the initial foreign exchange registration and the amendment thereof under SAFE Circular 37 should be examined and handled by qualified local banks from June 1, 2015.
Failure to comply with the registration procedures set forth in the SAFE Circular 37 and SAFE Circular 13 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore companies or PRC residents to penalties under PRC foreign exchange administration regulations.
In November 2018, Mr. Tan and Ms. Zhou, our PRC resident shareholders, completed the required SAFE registration in accordance with the PRC laws in relation to our financing and restructuring to our shareholding structure.

Regulation on Employee Share Options
On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange. On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Pursuant to the Stock Option Rules, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges according to the stock incentive plans are required to register with SAFE or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies should retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents should, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents should file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches.
In addition, SAT has issued certain circulars concerning employee share awards. Under these circulars, employees working in the PRC who exercise share options or hold the vested restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of the overseas publicly-listed companies have obligations to file documents related to employee share awards with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or hold the vested restricted shares. If the employees fail to pay or such PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.
Regulation on Dividend Distributions
The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:
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Company Law of the PRC (1993), as amended in 1999, 2004, 2005 and 2013;

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Foreign Investment Enterprise Law of the PRC (1986), as amended in 2000 and 2016; and

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Implementation Rules under the Foreign Investment Enterprise Law (1990), as amended in 2001 and 2014.

Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.
M&A Rule and Overseas Listing
On August 8, 2006, six PRC regulatory agencies, namely, MOFCOM, the State-owned Assets Supervision and Administration Commission, SAT, the former State Administration for Industry and Commerce, China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules purport, among other things, to require that SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the M&A Rules remains unclear, our PRC legal counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the Nasdaq Stock Market given that (i) our PRC subsidiaries were directly established by us as wholly foreign-owned enterprises, and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules.
However, our PRC legal counsel has further advised us uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required for our initial public offering, we may face regulatory actions or other sanctions from CSRC or other PRC regulatory agencies.
These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or payment or distribution of dividends by our PRC subsidiaries, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. In addition, if CSRC later requires that we obtain its approval for our initial public offering, we may be unable to obtain a waiver of CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding CSRC approval requirements could have a material adverse effect on the trading price of our ADSs. See “Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

Management
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Man Tan	43	Chief Executive Officer and Chairman of the Board
Huaqiao Zhang	55	[Director]
Xiong Zhou	32	Executive Vice President
Lei Li	33	Executive Vice President
Kung Chik Chiu	33	Chief Financial Officer
Guiguo Wang	66	[Director]
[Kaiguo Wang]		[Director]
Mr. Tan is our founder, chief executive officer and chairman of our board. Mr. Tan has served as the chief executive officer and the chairman of the board of Yong Xiong Group since 2015. Mr. Tan currently serves as a director of Tulane-Yong Xiong International Credit Law Research Center, the vice president of the Research Association of the Litigation Law Society of Hunan Law Association, a director of the Anti-Corruption Rule of Law Research Institute of Hunan Province, and a part-time professor of Hunan Normal University Law School and Xiangtan University Law School. Mr. Tan also founded and served as the first dean of the Credit Risk Management College of Xiangtan University. Mr. Tan received an LL.B degree from the Law School of Xiangtan University in 2000, where he is currently a Ph.D candidate.
Mr. Huaqiao Zhang is expected to be appointed as one of our directors. Mr. Zhang currently serves on the board of eight publicly-listed companies on the Stock Exchange of Hong Kong (SEHK) and the New York Stock Exchange (NYSE), including China Smartpay Group Holdings Ltd. (SEHK: 8325), Fosun International Ltd. (SEHK: 0656), Luye Pharma Group Ltd. (SEHK: 2186), Logan Property Holdings Co., Ltd. (SEHK: 3380), Zhong An Real Estate Ltd. (SEHK: 0672), China Huirong Financial Holdings Ltd. (SEHK: 1290), China Rapid Finance Ltd. (NYSE: XRF), and Boer Power Holdings Ltd. (SEHK: 1685). From 2008 to 2011, Mr. Zhang served as the deputy head of China investment banking of UBS AG, where he was the head of research from 1999 to 2006. Mr. Zhang received a bachelor’s degree from Zhongnan University of Economics and Law, formerly known as Hubei Institute of Economics and Finance, in 1983 and a master’s degree from Australian National University in 1991.
Mr. Xiong Zhou joined the Yong Xiong Group in 2008, and is currently our executive vice president in charge of business management and quality supervision. Mr. Zhou is also a visiting professor at the Credit Risk Management Institute of Xiangtan University. Mr. Zhou is the brother of Mr. Tan’s spouse, Ms. Zhou.
Mr. Lei Li joined the Yong Xiong Group in 2010, and is currently our executive vice president in charge of the department of risk and compliance, field research center, research and development center, and the executive office. Mr. Li is also a part-time professor at the Credit Risk Management Institute of Xiangtan University. Mr. Li received an LL.B and a master’s degree in education from Hunan Agricultural University. Mr. Li is a practicing lawyer.
Mr. Kung Chik Chiu is our chief financial officer. Mr. Chiu currently serves on the board of directors of China Fortune Financial Group Limited (SEHK: 0290) and Beijing Enterprises Clean Energy Group Limited (SEHK: 1250). Prior to joining the Yong Xiong Group, Mr. Chiu worked at China Smartpay Group Holdings Ltd. (SEHK: 8325) from 2015 to 2017. From 2008 to 2015, Mr. Chiu worked at the investment banking division of UBS AG. Mr. Chiu received a bachelor’s degree from the University of Chicago in 2008.
Mr. Guiguo Wang is expected to be appointed as one of our directors. Mr. Wang currently serves as the chairman of the Hong Kong WTO Research Institute. Prior to joining the Yong Xiong Group, Mr. Wang served as a professor of the National Thousand Talents Program at Guanghua Law School of Zhejiang University, and the Eason-Weinmann Chair of International and Comparative Law at Tulane University School of Law from 2015 to 2018. From 1991 to 2015, Mr. Wang served as the Principal Lecturer, Reader and Chair Professor at the City University of Hong Kong School of Law. Mr. Wang received a graduate certificate from Beijing Foreign Studies University in 1979, an LL.M from Columbia Law School in 1982, and a JSD from Yale Law School in 1984.

[Mr. Kaiguo Wang is expected to be appointed as one of our directors. Mr. Wang currently serves on the board of Shanghai Dazhong Public Utilities (Group) Co., Ltd. (SHSE: 600635; SEHK: 1635). From 1998 to 2016, Mr. Wang served as the chairman of Haitong Securities Co., Ltd (SHSE: 600837; SEHK: 6837). Mr. Wang received a bachelor’s and a master’s degree from Jilin University in 1984 and 1987 respectively, and obtained a doctor’s degree from Xiamen University in 1990.]
Employment Agreements and Indemnification Agreements
We have entered into an employment agreement with each of our executive officers. We may terminate their employment for cause. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case, we intend to provide a severance payment to the executive officer, the amount of which is to be agreed by us and the executive officer. The executive officer may resign at any time with a 60-day advance written notice.
Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law. The executive officers have also agreed to disclose to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.
In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, direct or end customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.
We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.
Board of Directors
Our board of directors will consist of           directors. Any person may be appointed a director by ordinary resolution. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (i) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.
We are a “controlled company” as defined under the Nasdaq Stock Market Rules because YX Major Limited beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:
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an exemption from the rule that a majority of our board of directors must be independent directors;

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an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

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an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

We rely on the exemption available to foreign private issuers for the requirement that an audit committee be comprised of at least three members under Nasdaq Rule 5605(c)(2)(A). We are not required to and will not voluntarily meet this requirement.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
Committees of the Board of Directors
We have established an audit committee and a compensation committee under the board of directors. We have adopted a charter for each of the two committees prior to the completion of this offering. Each committee’s members and functions are described below.
Audit Committee. Our audit committee consists of          ,           and          , and is chaired by          . We have determined that           satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that           qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
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selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

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reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

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reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

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discussing the annual audited financial statements with management and the independent registered public accounting firm;

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reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

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annually reviewing and reassessing the adequacy of our audit committee charter;

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meeting separately and periodically with management and the independent registered public accounting firm; and

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reporting regularly to the board.

Compensation Committee. Our compensation committee consists of          ,           and          , and is chaired by          . We have determined that           satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:
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reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

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approving and overseeing the total compensation package for our executives other than the three most senior executives;

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reviewing the compensation of our directors and making recommendations to the board with respect to it; and

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periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of          ,           and          , and is chaired by          . We have determined that           satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:
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selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

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reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

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making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

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advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.
Terms of Directors and Officers
Our officers are elected by and serve at the discretion of the shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) is removed from office by ordinary resolution; (v) is convicted of an arrestable offence; or (vi) dies.
Compensation of Directors and Executive Officers
For the year ended December 31, 2017, we awarded an aggregate of RMB2.3 million (US$353,504) compensation to our director and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our officers and directors, see “—Equity Incentive Plans.”
Consulting Agreements
In October 2018, we and YX Management Holding Ltd. entered into a consulting agreement with Mr. Huaqiao Zhang, pursuant to which YX Management Holding Ltd. agrees to award certain of our shares to Mr. Zhang after the completion of this offering, in exchange for certain consulting services he provides in connection with this offering.
Employee Incentive Arrangement
In October 2018, we and YX Management Holding Ltd. entered into a service agreement with Mr. Kung Chik Chiu, pursuant to which YX Management Holding Ltd. agrees to award certain of our shares to Mr. Chiu after the completion of this offering, in exchange for his services.
Mr. Tan expects to adopt an incentive arrangement with certain employees, or the employee incentive arrangement, under which Mr. Tan expects to award [1,500] Class A ordinary shares of the Company, or the incentive shares, to certain employees, or the award recipients, as share incentives. All of the incentive shares are currently beneficially owned by Mr. Tan. Under the employee incentive arrangement, YX Management Holding Ltd. will transfer the incentive shares to YuXiong Investment Ltd., a holding platform established jointly by the award recipients, in consideration of US$         , calculated based on the net asset of the Yong Xiong Group as of December 31, 2017, to be paid by the award recipients on a pro rata basis based on the number of incentive shares that each of the award recipient is awarded under the employee incentive arrangement, or the original consideration. Mr. Tan, the sole director of YuXiong Investment Ltd. will administer the incentive shares award. YuXiong Investment Ltd. will hold or dispose the incentive shares pursuant to the terms of the employee incentive arrangement.

The following paragraphs summarize the terms of the employee incentive arrangement:
Arrangement Administration. Mr. Tan, the administrator of the employee incentive arrangement, may alter the terms of the award under the employee incentive arrangement at his sole discretion.
Incentive Shares Disposal. YuXiong Investment Ltd. may dispose up to [20]% of the incentive shares each year for five years after the completion of this offering, and award part or all of the proceeds to the award recipients.
Award Recipient Undertakings. Each award recipient undertakes that (i) until the day that is the fifth anniversary of the completion of this offering, he/she cannot terminate his/her service with the Yong Xiong Group or its affiliates without forfeiture of the incentive shares; and (ii) for five years after the award recipient terminates his/her service with the Yong Xiong Group or its affiliates, he/she cannot engage in any business that is in direct or indirect competition with the business of the Yong Xiong Group.
Forfeiture. In the event an award recipient violates his/her undertakings, the award recipient immediately forfeits his/her interest under the employee incentive arrangement. Upon such forfeiture, Mr. Tan will return the original consideration paid by such award recipient and such award recipient will return to Mr. Tan any proceeds he/she receives under the employee incentive arrangement.
Equity Incentive Plan
2018 Share Incentive Plan
We expect to adopt a share incentive plan in 2018, or the 2018 Plan, for the purpose of promoting the success and enhance the value of our company, by linking the personal interests of the members of the board, employees, consultants and other individuals to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. Under the 2018 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards will be           Class A ordinary shares.
The following paragraphs summarize the terms of the 2018 Plan.
Types of Awards. The Plan will permit the awards of options, restricted shares and restricted share units.
Plan Administration. A committee consisting of one or more members of the board will act as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted to each participant, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator may amend outstanding awards and interpret the terms of the 2018 Plan and any award agreement.
Award Agreement. Awards to be granted under the 2018 Plan will be evidenced by an award agreement that sets forth the terms and conditions for each grant.
Exercise Price. The exercises price of an option will be determined by the plan administrator, but should not be less than the fair market value on the grant date of the respective option or share appreciation right. In certain circumstances, such as a recapitalization, a spin-off, reorganization, merger, separation and split-up, the plan administrator may adjust the exercise price of outstanding options and share appreciation rights.
Eligibility. We may grant awards to our employees, consultants, all members of the board, and other individuals authorized and approved by the plan administrator.
Term of the Awards. The term of each award to be granted under the 2018 Plan should not exceed 10 years from the date of the grant.
Vesting Schedule. In general, the plan administrator will determine the vesting schedule, which is set forth in the award agreement.
Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.
Termination. The plan should terminate on          , provided that our board may terminate the plan at any time and for any reason.

Principal and Selling Shareholders
The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming the closing of the Zhong Ping Transactions and the Lugu Transaction, which is subject to customary closing conditions, including government approval in China, and conversion of  (i) all outstanding ordinary and preferred shares held by shareholders other than YX Major Limited or its affiliates into Class A ordinary shares, and (ii) all outstanding ordinary shares held by YX Major Limited or its affiliates into Class B ordinary shares, by:
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each of our directors and executive officers;

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each person known to us to beneficially own more than 5% of our ordinary shares; and

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each selling shareholder.

We will adopt a dual-class ordinary share structure which will become effective immediately prior to the completion of this offering. All ordinary and preferred shares held by shareholders other than YX Major Limited will be converted into Class A ordinary shares, and all ordinary shares held by YX Major Limited will be converted into Class B ordinary shares. The calculations in the table below are based on           ordinary shares on an as-converted basis outstanding as of the date of this prospectus and           ordinary shares outstanding immediately after the completion of this offering, including (i)           Class A ordinary shares to be sold by us in this offering in the form of ADSs, (ii)           Class A ordinary shares re-designated and converted from ordinary and preferred shares held by shareholders other than YX Major Limited and (iii)           Class B ordinary shares re-designated and converted from outstanding ordinary shares held by YX Major Limited, assuming that the underwriter does not exercise its option to purchase additional ADSs.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
	Ordinary Shares Beneficially Owned Prior to This Offering		Class A Ordinary Shares Being Sold in This Offering	Class A Ordinary Shares Beneficially Owned After This Offering		Class B Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering
	Number	%	Number	Number	%	Number	%	%
Directors and Executive Officers**:
Man Tan(1)			(7)
[Huaqiao Zhang]	—	—	—	—	—	—	—	—
Xiong Zhou(2)	—	—	—	—	—	—	—	—
Lei Li(3)	—	—	—	—	—	—	—	—
Kung Chik Chiu	—	—	—	—	—	—	—	—
[Guiguo Wang]	—	—	—	—	—	—	—	—
[Kaiguo Wang]	—	—	—	—	—	—	—	—
All Directors and Executive Officers as a Group

	Ordinary Shares Beneficially Owned Prior to This Offering		Class A Ordinary Shares Being Sold in This Offering	Class A Ordinary Shares Beneficially Owned After This Offering		Class B Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering
	Number	%	Number	Number	%	Number	%	%
Principal and Selling Shareholders:
Zhong Ping Vehicle(4)			—			—	—
YX Major Limited(5)			—
YX Minor Limited(6)			(7)			—	—
YX Management Holding Limited(8)			—			—	—
Lugu(9)			—			—	—
YuXiong Investment Ltd.(10)			—			—	—
Notes:
*
Less than 1%.

**
The business address of our directors and executive officers is Xincheng Science and Technology Park Building 7, West Yuelu Road No. 588, Changsha 410205, Hunan Province, People’s Republic of China.

(1)
Represents (i)           Class B ordinary shares held by YX Major Limited, a British Virgin Islands company; (ii)           Class A ordinary shares held by YX Management Holding Ltd., a British Virgin Island company, which include (a)           Class A ordinary shares to be granted to Mr. Huaqiao Zhang pursuant to that certain consultancy service agreement entered into by and among Mr. Tan, the Yong Xiong Group and Mr. Huaqiao Zhang on March 12, 2018, or the personal grants, (b)           Class A ordinary shares to be granted to Mr. Kung Chik Chiu pursuant to the personal grants, and (c)           Class A ordinary shares that may be transferred to certain employees under the employee incentive arrangement; and (iii)           Class A ordinary shares held by YX Minor Limited, a British Virgin Islands company.

YX Major Limited is wholly owned by Mr. Tan. Mr. Tan is the sole director of YX Major Limited. Therefore, Mr. Tan is entitled to exercise voting and dispositive power over the shares held by YX Major Limited. The registered address of YX Major Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
YX Minor Limited is wholly owned by Ms. Xiaofang Zhou. Ms. Zhou is the sole director of YX Minor Limited. Therefore, Ms. Zhou is entitled to exercise voting and dispositive power over the shares held by YX Minor Limited. The registered address of YX Minor Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
YX Management Holding Ltd. is wholly owned by Mr. Tan. Mr. Tan is the sole director of YX Management Holding Ltd. Therefore, Mr. Tan is entitled to exercise voting and dispositive power over the shares held by YX Management Holding Ltd. The registered address of YX Management Holding Ltd. is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.
Ms. Zhou’s spouse is Mr. Tan. By virtue of this relationship, Mr. Tan may be deemed to share beneficial ownership of the shares of, and voting and investment power over, our company held directly or indirectly by Ms. Zhou.
(2)
Does not include any incentive share Mr. Xiong Zhou may obtain under the employee incentive arrangement.

(3)
Does not include any incentive share Mr. Lei Li may obtain under the employee incentive arrangement.

(4)
Represents           Class A ordinary shares held by Shanghai Hengxiong Enterprise Management Consulting Limited Partnership, a PRC limited partnership. Shanghai Zhong Ping Guo Jing M&A Equity Investment Fund Limited Partnership is the limited partner of Shanghai Hengxiong Enterprise Management Consulting Limited Partnership. Ping An Life Insurance Company of China Ltd., a PRC company, is the limited partner holding 99.97% equity interest in Shanghai Zhong Ping Guo Jing M&A Equity Investment Fund Limited Partnership. The business address of Shanghai Hengxiong Enterprise Management Consulting Limited Partnership is Building 6, Changning Financial Park, No. 1320 Yuyuan Road, Changning District, Shanghai 200050, China.

(5)
Represents           Class B ordinary shares held by YX Major Limited.

(6)
Represents           Class A ordinary shares held by YX Minor Limited.

Mr. Tan’s spouse is Ms. Zhou. By virtue of this relationship, Ms. Zhou may be deemed to share beneficial ownership of the shares of, and voting and investment power over, our company held directly or indirectly by Mr. Tan.
(7)
The selling shareholders have granted an option to the underwriter exercisable within 30 days from the date of this prospectus, to purchase up to           ADSs.

(8)
Represents           Class A ordinary shares held by YX Management Holding Ltd., which include (a)           Class A ordinary shares to be granted to Mr. Huaqiao Zhang pursuant to the personal grants, (b)           Class A ordinary shares to be granted to Mr. Kung Chik Chiu pursuant to the personal grants, and (c)           Class A ordinary shares that may be transferred to certain employees under the employee incentive arrangement.

(9)
Represents           Class A ordinary shares held by Changsha Lugu Hi-Tech Mobile Internet Venture Capital Co., Ltd., a PRC limited liability company. The registered address of Changsha Lugu Hi-Tech Mobile Internet Venture Capital Co., Ltd. is Room 604B, Xincheng Science and Technology Park Building 2, West Yuelu Road No. 588, Changsha 410205, Hunan Province, People’s Republic of China.

(10)
Represents           Class A ordinary shares held by YuXiong Investment Ltd. The shareholders of YuXiong Investment Ltd. are Mr. Xiong Zhou, Mr. Lei Li, Mr. Zhongwen Wu, Mr. Xiang Li, Ms. Xiaohua Rui, Mr. Zhenyu Li, Ms. Mengling Qi, Mr. Zhiyong Zeng, Mr. Jun Chen, and Mr. Yanbing Li. Mr. Tan is the sole director of YuXiong Investment Ltd. The registered address of YuXiong Investment Ltd. is Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, none of our issued and outstanding shares are held by record holders in the United States.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS
Contractual Arrangements with Our VIEs and Their Respective Shareholders
See “Corporate History and Structure.”
Private Placements
See “Description of Share Capital—History of Securities Issuances.”
Shareholders Agreement
See “Description of Share Capital—History of Securities Issuances—Shareholders Agreement.”
Employment Agreements and Indemnification Agreements
See “Management—Employment Agreements and Indemnification Agreements.”
Share Incentives
See “Management—Equity Incentive Plan.”
Related Parties
In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” we also describe below certain transactions to which we have been a participant, in which the amount involved in the transaction is material to our company and in which any of the following is a party: (a) parties that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.
Our related parties consisted of the following:

Related Party	Relationship
Man Tan	Ultimate controlling equityholder
Xiaofang Zhou	Equityholder and the spouse of the ultimate controlling equityholder
Xiong Zhou	Senior management
Hunan Yong Xiong Law Firm	Controlled by the ultimate controlling equityholder
Hunan Yong Xin Catering Management Co., Ltd.	Controlled by the ultimate controlling equityholder; our former subsidiary
Changsha Yong Xiong Equity Investment Management Co., Ltd.	Controlled by the ultimate controlling equityholder
Hunan Yubang Intellectual Technology Co., Ltd.	Controlled by the ultimate controlling equityholder
Transactions with Yong Xiong Equity Investment
In March 2017, we disposed all of our interests in Yong Xin Catering to streamline our business operations and focus on the collection of delinquent consumer receivables. We sold Yong Xin Catering to Yong Xiong Equity Investment for RMB3.0 million (US$461,000). Yong Xiong Equity Investment did not pay this amount as of December 31, 2017.
We leased a property to Yong Xiong Equity Investment from April to December 2017 for RMB152,000 (US$23,000). Yong Xiong Equity Investment did not pay this amount as of December 31, 2017. We continue to lease the property to Yong Xiong Equity Investment and expect to receive RMB212,000 (US$33,000) per year for the next three years under the lease agreement.

We provided RMB75.3 million (US$11.6 million) in advanced funds to Yong Xiong Equity Investment in 2017, which had not been repaid as of December 31, 2017.
As a result of the transactions above, the total amount due from Yong Xiong Equity Investment to us was RMB78.5 million (US$12.1 million) as of December 31, 2017. Yong Xiong Equity Investment intends to repay such amount to us in December 2018.
Transactions with Yong Xiong Law Firm
We received RMB70.4 million in advanced funds from Yong Xiong Law Firm prior to January 1, 2016.
On April 1, 2017, we assumed Yong Xiong Law Firm’s right to provide collection services to a client under three debt collection contracts, pursuant to an agreement entered into among the Yong Xiong Group, Yong Xiong Law Firm and the client. Yong Xiong Law Firm was originally engaged to provide collection services to the client under such debt collection contracts and provided such collection services until March 31, 2017. We provided collection services to the client exclusively after March 31, 2017. We collected commission payment in the amount of RMB32.9 million (US$5.1 million) on behalf of Yong Xiong Law Firm in 2017.
We also received RMB38.3 million and RMB23.9 million (US$3.7 million) in advanced funds from Yong Xiong Law Firm in 2016 and 2017, respectively. During the same period, we repaid a total of RMB88.0 million (US$13.5 million) to Yong Xiong Law Firm in partial settlement of the amount owed to Yong Xiong Law Firm. Taking into account the amount that we owed Yong Xiong Law Firm for commissions received on its behalf and the receipt and repayment of multiple advanced funds from Yong Xiong Law Firm, we owed Yong Xiong Law Firm a total of RMB77.5 million (US$11.9 million) at its dissolution on November 17, 2017. The right to receive such amount was assigned to Mr. Tan, who was Yong Xiong Law Firm’s sole owner.
We also received RMB2.8 million from Yong Xiong Law Firm for information technology services that we provided in 2016.
Transactions with Yong Xin Catering
We incurred catering service expenses in the amount of RMB595,000 (US$91,000) to Yong Xin Catering in 2017 for catering services provided by Yong Xin Catering to us after March 2017. We have paid such expenses.
We advanced RMB3.2 million (US$496,000) to Yong Xin Catering for its operating loss in 2017. Yong Xiong Equity Investment, as the sole owner of Yong Xin Catering, intends to return such amount to us in December, 2018.
Transactions with Hunan Yubang Technology and Xiaofang Zhou
On July 16, 2015, we acquired 51% of the equity interests of Yubang Software from Hunan Yubang Intellectual Technology Co., Ltd, or Hunan Yubang Technology, for RMB5.2 million (US$792,000) to incorporate information technology development into our operations. We paid such amount in 2016. We acquired the remaining 49% equity interest in Yubang Software from Ms. Zhou for RMB4.9 million (US$761,000) on March 13, 2017. We paid such amount in 2017. As a result, we became the sole owner of Yubang Software.
Loans and advances from and to our shareholders and senior management
Our principal shareholders, Mr. Tan and Ms. Zhou, and our executive vice president Xiong Zhou, or Mr. Zhou, provided loans and advanced funds for our working capital use from time to time and received loans and advanced funds from the company from time to time. We intend to settle all such transactions prior to the offering and do not intend to enter into similar transactions with our directors and officers in the future.
Man Tan
From 2015 to 2016, we received a series of personal loans from Mr. Tan. We repaid such loans to Mr. Tan in 2016. In addition to the RMB77.5 million (US$11.9 million) we owed to Yong Xiong Law Firm, which was assigned to Mr. Tan in November 2017, we engaged in a series of transactions with Mr. Tan from 2016 to 2017, in which we provided RMB11.5 million in advanced funds to Mr. Tan in 2016 and collected RMB8.9 million (US$1.3 million) from Mr. Tan in 2017. We offset the amount due and the amount owed to Mr. Tan through intercompany settlements. As of December 31, 2017, we owed Mr. Tan a total of RMB74.9 million (US$11.5 million). We intend to pay this amount in December 2018.
Xiaofang Zhou
From 2015 to 2017, we engaged in a series of transactions with Ms. Zhou in which we received loans and advanced funds from Ms. Zhou. We repaid such loans and advanced funds to Ms. Zhou, and we did not owe any money to Ms. Zhou as of December 31, 2017.

We also advanced funds to Ms. Zhou during the same period. As of December 31, 2017, the amount due from Ms. Zhou totaled RMB35.91 million (US$5.5 million). Ms. Zhou intends to repay such amount to us in December 2018.
Xiong Zhou
From 2015 to 2017, we engaged in a series of transactions with Mr. Zhou in which we received loans and advanced funds from Mr. Zhou. As of December 31, 2017, we owe Mr. Zhou a total of RMB2.7 million (US$410,000). We intend to repay this amount in December 2018.
Bank Loan Guarantees
In order to secure financing from banks and other financial institutions for our payment of security deposits for portfolio collection and working capital, our equityholders and management provided personal guarantees for our bank loans. The following is a list of loans guaranteed by Mr. Tan, Ms. Zhou and Mr. Zhou for the years ended December 31, 2016 and 2017:
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A bank loan of RMB1.6 million that matured on January 27, 2016 was secured by a property owned by Ms. Zhou. This loan was repaid at the maturity date.

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A bank loan of RMB1.6 million that matured on August 31, 2016 was secured by a property owned by Ms. Zhou, jointly and personally guaranteed by Mr. Tan and Ms. Zhou. This loan was repaid at the maturity date.

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A bank loan of RMB38.0 million (US$5.8 million) that matured on October 21, 2017 was secured by a property owned by Mr. Zhou. This loan was repaid at the maturity date.

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A bank loan of RMB42.3 million (US$6.5 million) that matures on March 29, 2024 was personally guaranteed by Mr. Tan. We intend to repay the loan in accordance with the repayment schedule.

We did not pay any fee to Mr. Tan, Ms. Zhou or Mr. Zhou for these loan guarantees.
During the year ended December 31, 2016, we guaranteed a bank loan of RMB5.0 million that matured on May 9, 2016 for Yong Xiong Law Firm. The guarantee was released upon settlement of the loan by Yong Xiong Law Firm during the year ended December 31, 2016.

Description of Share Capital
We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2018 Revision) of the Cayman Islands, which is referred to as the Companies Law below.
Our authorized share capital is expected to be US$50,000 divided into (a) 5,000,000 ordinary shares of a par value of US$0.01 each.
We have adopted our [second] amended and restated memorandum and articles of association, which will become effective immediately upon completion of this offering and will replace our existing [amended and restated] memorandum and articles of association in their entirety. Our post-offering [second] amended and restated memorandum and articles of association will provide that, upon the closing of this offering, our authorized share capital will be US$          divided into: (i)           ordinary shares of a nominal or par value of US$0.01 each, of which           should be designated as Class A ordinary shares, with a nominal or par value of US$0.01 each, and           should be designated as Class B ordinary shares, with a nominal or par value of US$0.01 each. All outstanding ordinary shares held, directly or indirectly, by YX Major Limited will be immediately and automatically re-designated or converted into Class B ordinary shares on a one-for-one basis, and all outstanding ordinary and preferred shares other than those held by YX Major Limited will be automatically re-designated or converted into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering. Immediately upon the completion of this offering, we will have           Class A ordinary shares and           Class B ordinary shares outstanding, assuming the underwriter does not exercise its option to purchase additional ADSs. We will issue           Class A ordinary shares represented by our ADSs in this offering, assuming the underwriter does not exercise the option to purchase additional ADSs. All incentive shares, including options, restricted shares and restricted share units, regardless of grant dates, will entitle holders to an equivalent number of Class A ordinary shares once the vesting and exercising conditions are met. The following are summaries of material provisions of our post-offering [second] amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.
Ordinary Shares
General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our company will issue only non-negotiable shares, and will not issue bearer or negotiable shares.
Register of Members. Under Cayman Islands law, we must keep a register of members and there should be entered therein:
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the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

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the date on which the name of any person was entered on the register as a member; and

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the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, the register of members will be immediately updated to record and give effect to the issue of shares by us to The Bank of New York Mellon (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members should be deemed to have legal title to the shares set against their name in the register of members.
If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.
Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors (provided always that dividends may be declared and paid only out of funds legally available therefor, namely out of either profit, retained earnings or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business).

Classes of Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (and a further class of authorized but undesignated shares). Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares should carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends (subject to the ability of the board of directors, under our post-offering [second] amended and restated memorandum and articles of association, to determine that a dividend should be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and to settle all questions concerning such distribution (including fixing the value of such assets, determining that cash payment should be made to some shareholders in lieu of specific assets and vesting any such specific assets in trustees on such terms as the directors think fit)) and other capital distributions.
Conversion. Class B ordinary shares (i) may be converted into the same number of Class A ordinary shares by the holders thereof at any time; and (ii) will be converted automatically into the same number of Class A ordinary shares upon transfer by YX Major Limited. Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.
Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares should, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share should be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share should be entitled to 10 votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.
Walkers, our counsel as to Cayman Islands law, has advised that such voting structure is in compliance with current Cayman Islands law as in general terms, a company and its shareholders are free to provide in the articles of association for such rights as they consider appropriate, subject to such rights not being contrary to any provision of the Companies Law and not inconsistent with common law.
An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting, while a special resolution requires the affirmative vote of a majority of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.
Transfer of Ordinary Shares. Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:
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the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

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the instrument of transfer is in respect of only one class of shares;

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the instrument of transfer is properly stamped, if required;

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a fee of such maximum sum as the Nasdaq [Global] Market may determine to be payable, or such lesser sum as the board of directors may from time to time require, is paid to the Company in respect thereof; and

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in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.
Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares or, on a winding up, with the sanction of a special resolution of the Company and any other sanction required by the Companies Law), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis (subject to, on a winding up where the assets available for distribution amongst the shareholders of the Company should be more than sufficient to repay the whole of the share capital at the commencement of the winding up, a deduction from ordinary shares in respect of which there are monies due of all monies payable to the Company for unpaid calls or otherwise). If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders proportionately. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our post-offering [second] amended and restated memorandum of association contains a declaration that the liability of our members is so limited.
Calls on Ordinary Shares and Forfeiture of Ordinary shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares (together with any interests which may have accrued). The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding other than shares held as treasury shares, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, all or any of the attached to any such class may (subject to any rights or restrictions for the time being attached to any class of share) only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of two-thirds of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares should not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
General Meetings of Shareholders and Shareholder Proposals. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering [second] amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we should specify the meeting as such in the notices calling it, and the annual general meeting should be held at such time and place as may be determined by our directors.
Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of one or more shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.
Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering [second] amended and restated memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than [one-third (1/3)] of all votes attaching to all issued and outstanding shares of the Company that as at the date of the deposit of such requisition carry the right to vote at general meetings of the Company, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering [second] amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Changes in Capital. Our shareholders may from time to time by ordinary resolution:
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increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution should prescribe;

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consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

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sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share should be the same as it was in case of the share from which the reduced share is derived; or

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cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.
Exempted Company. We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:
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an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

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an exempted company’s register of members is not required to be open to inspection;

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an exempted company does not have to hold an annual general meeting;

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an exempted company may issue no par value shares;

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an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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an exempted company may register as a limited duration company; and

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an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We intend to rely on the exemption available to foreign private issuers for the requirement that an audit committee be comprised of at least three members under Nasdaq Rule 5605(c)(2)(A). We are not required to and will not voluntarily meet this requirement. Except as otherwise disclosed in this prospectus, we currently intend to comply with the Nasdaq rules in lieu of following home country practice after the closing of this offering.
Differences in Corporate Law
The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the comparable provisions of the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder or creditor has the right to express to the court the view that the transaction ought not to be approved, the court would likely to approve the arrangement if it determines that:
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the statutory provisions as to the required majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:
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an act which is illegal or ultra vires;

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an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and

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an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering [second] amended and restated memorandum and articles of association provide that our directors and officers should be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with each of our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our post-offering [second] amended and restated memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Anti-Takeover Provisions in the Memorandum and Articles of Association. Some provisions of our post-offering [second] amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Controlling Shareholder’s Fiduciary Duties. Under the laws of some jurisdictions in the United States, such as Delaware corporate law, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Under Delaware law, the following protections for minority shareholders exist which are absent under Cayman law.
Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering [second] amended and restated memorandum and articles of association provides that, on the requisition of shareholders holding shares representing in aggregate not less than [one-third (1/3)] of all votes attaching to all issued and outstanding shares of the Company that as at the date of the deposit of such requisition carry the right to vote at general meetings of the Company, the board should convene an extraordinary general meeting. However, our post-offering [second] amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our post-offering articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Appointment of Directors. The board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the board of directors, appoint any person as a director, to fill a casual vacancy on the board of directors that is not a director appointed by YX Major Limited or as an addition to the existing board of directors. A vacancy on the board of directors created by the removal of a director who is not appointed by YX Major Limited may be filled by way of an ordinary resolution of the Company’s shareholders or by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the board of directors.
Each director whose term of office expires should be eligible for re-election at a meeting of the Company’s shareholders or re-appointment by the board of directors.
Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering [second] amended and restated memorandum and articles of association, directors not appointed by YX Major Limited may be removed by ordinary resolution of our shareholders or pursuant to an existing written agreement between the director and the Company.
Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a super-majority voting requirement in connection with dissolutions initiated by the board.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering articles of association, if our share capital is divided into more than one class of shares, we may only materially adversely vary the rights attached to any class (subject to any rights or restrictions for the time being attached to any class of share) with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of two-thirds of the issued shares of that class.
Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law, our memorandum and articles of association may only be amended by special resolution of our shareholders.
Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering [second] amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
Directors’ Power to Issue Shares. Under our post-offering [second] amended and restated memorandum and articles of association, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.
History of Securities Issuances
The following is a summary of our securities issuances in the past three years:
Ordinary shares
As of the date of this prospectus, Mr. Tan, YX Major Limited, YX Minor Limited and YX Management Holding Ltd. owns [2,000], [1,500], [300] and [6,200] ordinary shares of YX Asset Recovery Limited, representing 20%, 15%, 3% and 62% of our company, respectively.
Preferred Shares
Subject to customary closing conditions, including government approval in China, Zhong Ping Vehicle will acquire [2,000] ordinary shares from Mr. Tan at the closing of the Zhong Ping Transactions. Such ordinary shares will be re-designated as Series A redeemable convertible preferred shares, or preferred shares, at the closing of the Zhong Ping Transactions.
Subject to customary closing conditions, including government approval in China, Lugu or its designated affiliate will acquire [60] ordinary shares from Mr. Tan at the closing of the Lugu Transaction. Such ordinary shares will be re-designated as preferred shares, at the closing of the Lugu Transaction.
[Option [and Restricted Share Unit] Grant]
We expect to grant options to purchase our ordinary shares [and restricted share units] to certain of our employees under our 2018 Plan, for their past and future services. See “Management—Equity Incentive Plan.”

Shareholders Agreement
Upon the closing of the Zhong Ping Transactions and the Lugu Transaction, which are subject to customary closing conditions, including government approval in China, we will enter into a shareholders agreement with all of our shareholders. Under such shareholders agreement, our board of directors will consist of three directors. Zhong Ping Vehicle should be entitled to appoint and remove one director, who should initially be Mr. Kaiguo Wang. The holders of a majority of the outstanding ordinary shares, voting together as a single class, will be entitled to appoint two directors. This shareholders agreement will terminate upon consummation of this offering other than provisions with respect to registration rights and the right of Zhong Ping Vehicle to receive cash or equity compensation from Mr. Tan and Ms. Zhou in the event that the Yong Xiong Group fails to yield a net profit of at least RMB150 million (US$23 million) in 2018, or the compensation rights.
The shareholders agreement will also provide for certain preferential rights, including right of first offer, tag-along rights and preemptive rights. Except for the registration rights and the compensation rights, all the preferential rights, as well as the provisions that govern the board of directors, will automatically terminate upon the completion of this offering.
Pursuant to this shareholders agreement, we will grant certain registration rights to our shareholders. Mr. Tan and Ms. Zhou will grant certain compensation rights to the holders of the preferred shares. Set forth below is a description of the registration rights and compensation rights granted under the agreement.
Demand Registration Rights. The holders of the preferred shares will have the right to demand that we file a registration statement covering the registration of any registrable securities of such holders. We will not be obligated to process more than two demand registrations initiated by the holders of the preferred shares, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations should be permitted.
Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer holders of our registrable securities an opportunity to include in the registration the number of registrable securities of the same class or series as those proposed to be registered. If the underwriters advise in writing that market factors require a limitation of the number of registrable securities to be underwritten, the underwriters may decide to exclude (i) all of the registrable securities in our initial public offering, or (ii) up to 75% of the registrable securities and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that all other equity securities are first excluded (except for securities sold for the account of our company).
Form F-3 Registration Rights. The holders of the preferred shares will have the right to request us in writing to file an unlimited number of registration statements on Form F-3.
Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand or F-3 registration.
Compensation Rights. The holders of the preferred shares will have the right to receive cash or equity compensation from Mr. Tan and Ms. Zhou in the event that the Yong Xiong Group fails to yield a net profit of at least RMB150 million (US$23 million) in 2018.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent           shares (or a right to receive           shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at          .
You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.
As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided in “Where You Can Find More Information.”
Dividends and Other Distributions
How will you receive dividends and other distributions on the shares?
The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.
Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.
Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation”. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.
Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.
Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.
Deposit, Withdrawal and Cancellation
How are ADSs issued?
The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.
How can ADS holders withdraw the deposited securities?
You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.
How do ADS holders interchange between certificated ADSs and uncertificated ADSs?
You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.
Voting Rights
How do you vote?
ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman

Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.
Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.
In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least [45] days in advance of the meeting date.
Fees and Expenses
Persons depositing or withdrawing shares or ADS holders must pay :	For :
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary
The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.
The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.
Payment of Taxes
You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.
Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities
The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.
If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.
If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.
If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.
Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?
The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:
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60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

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we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

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we appear to be insolvent or enter insolvency proceedings;

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all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

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there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

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there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.
After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.
Limitations on Obligations and Liability
Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs
The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:
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are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

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are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

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are not liable if we or it exercises discretion permitted under the deposit agreement;

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are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement, or for any;

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have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

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may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

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are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

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the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions
Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:
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payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

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satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

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compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.
Your Right to Receive the Shares Underlying your ADSs
ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:
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when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares;

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when you owe money to pay fees, taxes and similar charges; or

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when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.
Direct Registration System
In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.
In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.
Shareholder communications; inspection of register of holders of ADSs
The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.
Jury Trial Waiver
The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

Arbitration Provision
The deposit agreement gives the depositary or an ADS holder asserting a claim against us the right to require us to submit that claim to binding arbitration in New York under the International Arbitration Rules of the American Arbitration Association, including any securities law claim. However, a claimant could also elect not to submit its claim to arbitration and instead bring its claim in any court having jurisdiction of it. The deposit agreement does not give us the right to require anyone to submit any claim to arbitration.

Shares Eligible for Future Sale
Upon completion of this offering, we will have           ADSs outstanding, representing           Class A ordinary shares or, approximately          % of our outstanding ordinary shares, assuming the underwriter does not exercise its option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the Nasdaq [Global] Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.
Lock-Up Agreements
We, our directors, executive officers and our existing shareholders have agreed, subject to specified exceptions, not to directly or indirectly during the period ending 180 days after the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any ADSs or any securities that are substantial similar to ADSs. Furthermore, our directors, executive officers and our existing shareholders have also agreed, subject to specified exceptions, not to (i) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; (ii) file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (iii) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.
The underwriter may, in its sole discretion and at any time or from time to time before the termination of the lock-up period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriter and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of ADSs prior to the expiration of the lock-up period.
In addition, through a letter agreement, we will instruct The Bank of New York Mellon, as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and not to provide consent without the prior written consent of Jefferies LLC. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying Class A ordinary shares.
Rule 144
All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.
Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:
■
1% of the then outstanding Class A ordinary shares, in the form of ADSs or otherwise, which will equal approximately           Class A ordinary shares immediately after this offering, assuming the underwriter do not exercise its option to purchase additional ADSs; or

■
the average weekly trading volume of our Class A ordinary shares in the form of ADSs or otherwise, on the Nasdaq [Global] Market, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.
Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Assuming there is no change to our register of members between the date of this prospectus and the expiration of the lock-up agreements (other than to give effect to this offering), we expect that as of the date of expiration of the lock-up agreements,           Class A ordinary shares and           Class B ordinary shares will be available for sale under Rule 144 by our current affiliates (subject to volume and manner of sale limitations under Rule 144) and           Class A ordinary shares will be available for sale under Rule 144 by our current non-affiliates.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.
Registration Rights
Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—History of Securities Issuance—Shareholders Agreement.”

Taxation
The following summary of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under U.S. state, local and other tax law s or under the tax laws of jurisdictions other than Cayman Islands, PRC and the United States.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our ADSs or Class A ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
People’s Republic of China Taxation
The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes and consequently subject to the PRC income tax at the rate of 25% on its global income. The implementation rules of the Enterprise Income Tax Law define the term of the “de facto management body” as an “organizational body which effectively manages and controls the production and business operation, personnel, an accounting, properties and other aspects of operations of an enterprise.”
PRC income tax at the rate of 10% will apply to payments of dividends we make to investors that are “non-resident enterprises” of the PRC, if such investors do not have an establishment or place of business in the PRC, or if they have such establishment or place of business in the PRC but the relevant income is not effectively connected with such establishment or place of business, to the extent such dividends are deemed to be sourced within the PRC.
Furthermore, any gain realized on the transfer of our ADSs or Class A ordinary shares by such investors would also be subject to PRC income tax at 10% if such gain is regarded as income derived from sources within the PRC.
Furthermore, if we are considered a PRC resident enterprise and relevant PRC tax authorities consider the dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, such dividends and gains earned by non-resident individuals would be subject to the 20% PRC individual income tax.
These rates could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of the investor. For example, for investors in Hong Kong, the tax rate could be reduced to 7% for interest payments and 5% for dividends if available under the tax treaty between PRC and Hong Kong. However, it is unclear whether non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.
See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”
U.S. Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations under present law of the ownership and disposition of the ADSs or Class A ordinary shares. This summary applies only to investors that are U.S. Holders (as defined below) and that hold the ADSs or Class A ordinary shares as capital assets (generally, property held for investment). This discussion is based on the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed Treasury regulations thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Services, or IRS, and such other authorities as we have considered relevant. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below.

The following discussion does not deal with all the tax considerations to any particular investor or to persons in special tax situations such as:
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banks;

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financial institutions;

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insurance companies;

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broker dealers;

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persons that elect to mark their securities to market;

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persons required to conform the timing of income accruals with respect to the ADSs or Class A ordinary shares to their financial statements;

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tax-exempt entities;

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persons liable for the alternative minimum tax;

■
regulated investment companies;

■
certain expatriates or former long-term residents of the United States;

■
governments or agencies or instrumentalities thereof;

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persons holding an ADS or Class A ordinary share as part of a straddle, hedging, conversion or integrated transaction;

■
persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our voting power or value;

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persons whose functional currency is other than the U.S. dollar; or

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persons who acquired ADSs or Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration.

U.S. Holders are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local and foreign tax consequences to them of the ownership and disposition of ADSs or Class A ordinary shares.
The discussion below of the U.S. federal income tax considerations will apply if you are a “U.S. Holder.” You are a “U.S. Holder” if you are the beneficial owner of ADSs or Class A ordinary shares and you are, for U.S. federal income tax purposes:
■
an individual citizen or resident of the United States;

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a corporation (or other entity subject to tax as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State or the District of Columbia;

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an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

This discussion does not consider the tax treatment of partnerships or other pass-through entities that hold the ADSs or Class A ordinary shares, or of persons who hold the ADSs or Class A ordinary shares through such partnerships or entities. If a partnership (or other arrangement or entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of the ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you will be treated as the holder of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to U.S. federal income tax.
This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or the Medicare tax on net investment income. We have not sought, and will not seek, a ruling from the IRS, or an opinion as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court.

Taxation of Dividends or Other Distribution on the ADSs or Class A Ordinary Shares
Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or Class A ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under U.S. federal income tax principles). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.
With respect to individuals and other non-corporate U.S. Holders, dividends may be taxed at the lower applicable capital gains rate provided that (i) the ADSs or Class A ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, or treaty (ii) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or for the preceding taxable year, (iii) certain holding period requirements are met and (iv) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the Nasdaq [Global] Market will generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in later years. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. If we are deemed to be a PRC resident enterprise, we may, however, be eligible for the benefits of the treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
Dividend income will include any PRC tax withheld from distributions. For U.S. foreign tax credit purposes, dividends paid on the ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If PRC taxes apply to dividends paid to you with respect to the ADSs or Class A ordinary shares, you may be able to obtain a reduced rate of PRC taxes under the treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the treaty generally will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which you elect to do so for all creditable foreign income taxes. You should consult your tax advisor regarding the creditability of any PRC tax.
Sale or Other Disposition of the ADSs or Class A Ordinary Shares
Subject to the passive foreign investment company rules discussed below, you will recognize gain or loss on any sale, exchange or other taxable disposition of an ADS or Class A ordinary share equal to the difference between the amount realized for the ADS or Class A ordinary share and your tax basis in the ADS or Class A ordinary share. The gain or loss generally will be capital gain or loss. If you are an individual or other non-corporate U.S. Holder who has held the ADS or Class A ordinary share for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the treaty may elect to treat such gain as PRC source income. You should consult your tax advisors regarding the creditability of any PRC tax.
Passive Foreign Investment Company Considerations
A non-U.S. corporation, such as our company, is considered a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares. Although the law in this regard is not entirely clear, we treat our VIE as being owned by us for U.S. federal income tax purposes because we exercise effective control over them and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated financial statement. If it were determined, however, that we are not the owner of our VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2018 and for subsequent taxable years.
Assuming we are the owner of our VIE in the PRC for U.S. federal income tax purposes, based on our current and expected income and assets and projections of the value of our ADSs following this offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, given the lack of authority and the highly factual nature of the analysis, no assurance can be given. The determination as to whether we are a PFIC must be made annually after the end of each taxable year, and consequently, our PFIC status may change. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs and Class A ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. In particular, because the total value of our assets for purposes of the asset test may be calculated using the market price of the ADSs, our PFIC status may depend in large part on the market price of the ADSs, which may fluctuate considerably. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we are a PFIC for any year during which you hold the ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold such ADSs or Class A ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or Class A ordinary shares, as applicable.
If we are a PFIC for any taxable year during which you hold ADSs or Class A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Class A ordinary shares, unless you make a mark-to-market election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:
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the excess distribution or gain would be allocated ratably over your holding period for the ADSs or Class A ordinary shares;

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the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, would be treated as ordinary income; and

■
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for you for such year and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Class A ordinary shares cannot be treated as capital, even if you hold the ADSs or Class A ordinary shares as capital assets.
Alternatively, a U.S. Holder of  “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or “regularly traded,” on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed on the Nasdaq [Global] Market which is a qualified exchange for these purposes. Consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC. However, a mark-to-market election may not be made with respect to our Class A ordinary shares as they are not marketable stock. If you make a valid mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. Such deductions, however, are allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).
Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general PFIC rules described above with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest of a PFIC for United States federal income tax purposes.
Alternatively, a U.S. Holder may avoid the PFIC tax consequences described above in respect to its ADSs and Class A ordinary shares by making a timely “qualified electing fund,” or QEF, election. To comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Because we do not intend to provide such information, however, such election will not be available to you with respect to the ADSs or Class A ordinary shares.
If you hold ADSs or Class A ordinary shares in any year in which we are a PFIC, you generally will be required to file an annual information report containing such information as the U.S. Treasury may require.
You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or Class A ordinary shares.
Information Reporting and Backup Withholding
Certain U.S. Holders may be required to report information to the IRS with respect to the beneficial ownership of our ADSs or Class A ordinary shares. These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.
In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or Class A ordinary shares, unless such U.S. holders are exempt recipients. A backup withholding tax may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report in full dividend and interest income. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
You are advised to consult with your tax advisor regarding the application of the U.S. information reporting rules to your particular circumstances.

Underwriting
Subject to the terms and conditions set forth in the underwriting agreement, dated          , 20         , between us, the selling shareholders and Jefferies LLC, as the underwriter and the sole book-running manager of this offering, we and the selling shareholders have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us and the selling shareholders, the respective number of ADSs shown opposite its name below:
Underwriter	Number of ADSs
Jefferies LLC	US$
Total

The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions precedent such as the receipt by the underwriter of officers’ certificates and legal opinions and approval of certain legal matters by its counsel. The underwriting agreement provides that the underwriter will purchase all of the ADSs if any of them are purchased. We and the selling shareholders have agreed to indemnify the underwriter and certain of its controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of those liabilities.
The underwriter has advised us that, following the completion of this offering, it currently intends to make a market in the ADSs as permitted by applicable laws and regulations. However, the underwriter is not obligated to do so, and the underwriter may discontinue any market-making activities at any time without notice in its sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ADSs, that you will be able to sell any of the ADSs held by you at a particular time or that the prices that you receive when you sell will be favorable.
The underwriter is offering the ADSs subject to its acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriter has advised us that it does not intend to confirm sales to any account over which it exercises discretionary authority and expects sales to accounts over which it has discretionary authority to exceed          % of the ADSs being offered.
Commission and Expenses
The underwriter has advised us that it proposes to offer the ADSs to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriter, at that price less a concession not in excess of US$          per ADS. The underwriter may allow, and certain dealers may reallow, a discount from the concession not in excess of US$          per ADS to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.
The following table shows the public offering price, the underwriting discounts and commissions that we and the selling shareholders are to pay the underwriter and the proceeds, before expenses, to us and the selling shareholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional ADSs.
	Per ADS		Total
	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Public offering price	US$	US$	US$	US$
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Proceeds to us, before expenses	US$	US$	US$	US$
Underwriting discounts and commissions paid by the selling shareholders	US$	US$	US$	US$
Proceeds to the selling shareholders, before expenses	US$	US$	US$	US$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately US$         . We estimate expenses payable by the selling shareholders in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately US$         . [We have also agreed to reimburse the underwriter for certain expenses in connection with this offering in an aggregate amount not exceeding US$         . Such reimbursements are deemed underwriting compensation by the Financial Industry Regulatory Authority, Inc.]
Determination of Offering Price
Prior to this offering, there has not been a public market for our ADSs. Consequently, the initial public offering price for our ADSs will be determined by negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriter believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
We offer no assurances that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to the offering or that an active trading market for the ADSs will develop and continue after the offering.
Listing
We intend to apply to have our ADSs listed on the [Nasdaq Global Market] under the trading symbol “         ”.
Stamp Taxes
If you purchase ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Option to Purchase Additional ADSs
We and the selling shareholders have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of           ADSs from us and the selling shareholders at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriter exercises this option, the underwriter will be obligated, subject to specified conditions, to purchase a number of additional ADSs proportionate to that underwriter’s initial purchase commitment as indicated in the table above.
No Sales of Similar Securities
We, our officers, directors and existing shareholders have agreed, subject to specified exceptions, not to directly or indirectly:
■
sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

■
otherwise dispose of any shares of common stock, options or warrants to acquire ordinary shares or ADSs, or securities exchangeable or exercisable for or convertible into ordinary shares or ADSs currently or hereafter owned either of record or beneficially, or

■
publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriter and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of ADSs or ordinary shares prior to the expiration of the lock-up period.
Stabilization
The underwriter has advised us that they may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ADSs at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares of our ADSs in this offering. The underwriter may close out any covered short position by either exercising its option to purchase additional ADSs or purchasing our ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriter will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option to purchase additional ADSs.
“Naked” short sales are sales in excess of the option to purchase additional ADSs. The underwriter must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.
A stabilizing bid is a bid for the purchase of ADSs on behalf of the underwriter for the purpose of fixing or maintaining the price of the ADSs. A syndicate covering transaction is the bid for or the purchase of ADSs on behalf of the underwriter to reduce a short position incurred by the underwriter in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriter to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ADSs originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.
None of us, the selling shareholders or the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of ADSs. The underwriter is not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by the underwriter or its affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriter’s web sites and any information contained in any other web site maintained by the underwriter is not part of this prospectus, has not been approved and/or endorsed by us or the underwriter and should not be relied upon by investors.
Other Activities and Relationships
The underwriter and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and certain of its affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.
In the ordinary course of its various business activities, the underwriter and certain of its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriter or its affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriter and its affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ADSs offered hereby. Any such short positions could adversely affect future trading prices of the ADSs offered hereby. The underwriter and certain of its affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
Cayman Islands
This prospectus does not constitute a public offer of the ADSs, whether by way of sale or subscription, in the Cayman Islands. The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
In relation to its use in the Dubai International Financial Centre, or the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the DIFC.
European Economic Area
In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any ADSs which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:
(a)
to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriter or the underwriter nominated by us for any such offer; or

(c)
in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ADSs should require us or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer ADSs to the public” in relation to the ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe to the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
Hong Kong
No ADSs have been offered or sold, and no ADSs may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the ADSs has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.
This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the ADSs may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the ADSs will be required, and is deemed by the acquisition of the ADSs, to confirm that he is aware of the restriction on offers of the ADSs described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any ADSs in circumstances that contravene any such restrictions.

Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the ADSs is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of the same and agree to it.
Kuwait
Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.
People’s Republic of China
This prospectus may not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.
Qatar
In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and should in no way be construed as a general offer for the sale of ADSs to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying ADSs have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus should only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and should be at the liability of such recipient.
Saudi Arabia
This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the ADSs offered hereby should conduct their own due diligence on the accuracy of the information relating to the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.
Singapore
This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust should not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:
(i)
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)
where no consideration is or will be given for the transfer;

(iii)
where the transfer is by operation of law;

(iv)
as specified in Section 276(7) of the SFA; or

(v)
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

South Korea
The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.
Switzerland
The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.
Taiwan
The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.
United Arab Emirates
The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of ADSs in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors. Prospective investors in the Dubai International Financial Centre should have regard to the specific selling restrictions on prospective investors in the Dubai International Financial Centre set out above.
United Kingdom
This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).
This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Expenses Related to this Offering
Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority or FINRA, filing fee, and the Nasdaq [Global] Market entry and listing fee, all amounts are estimates.
SEC Registration Fee	$
FINRA Filing Fee
Nasdaq [Global] Market Entry and Listing Fee
Printing Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous
Total	$

Legal Matters
The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Paul Hastings LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriter by Shearman & Sterling LLP. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Walkers. Legal matters as to PRC law will be passed upon for us by Zhong Lun Law Firm and for the underwriter by Global Law Office. Paul Hastings LLP may rely upon Walkers with respect to matters governed by Cayman Islands law and Zhong Lun Law Firm with respect to matters governed by PRC law. Shearman & Sterling LLP may rely upon Global Law Office with respect to matters governed by PRC law.

Experts
The consolidated financial statements of Hunan Yong Xiong Asset Management Group Co., Ltd. as of and for the years ended December 31, 2016 and 2017 have been included herein and in the registration statement in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The office of KPMG Huazhen LLP is located at 21st Floor, CTF Finance Centre, 6 Zhujiang East Road, Zhujiang New Town, Tianhe District, Guangzhou, China.

Where You Can Find Additional Information
We have filed with the SEC a registration statement on Form F-1, including relevant exhibits, under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.
The agreements included as exhibits to the registration statement on Form F-1 contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of  “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.
We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.
As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders.

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.

Report of Independent Registered Public Accounting Firm
To the Equityholders and Board of Directors
Hunan Yong Xiong Asset Management Group Co., Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Hunan Yong Xiong Asset Management Group Co., Ltd. and subsidiaries (the Company) as of December 31, 2016 and 2017, the related consolidated statements of income, changes in equity (deficit), and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG Huazhen LLP
We have served as the Company’s auditors since 2018.
Guangzhou, China
October 11, 2018

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands)
		As of December 31,
	Note	2016	2017
		RMB	RMB
ASSETS
Current assets
Cash		45,003	44,830
Accounts receivable	10(b)	91,819	105,110
Contract assets	10(b)	1,244	23,059
Amounts due from related parties	13	45,695	117,594
Prepaid expenses and other current assets	4	47,143	73,717
Total current assets		230,904	364,310
Property and equipment, net	5	117,012	124,892
Land use right, net	6	—	24,541
Deferred income tax assets	11	6,150	9,440
Other non-current assets		7,392	6,984
Total assets		361,458	530,167
LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans, including current portion of long-term bank loan	7	111,466	8,833
Amounts due to related parties	13	22,052	77,605
Income tax payable		36,731	40,266
Accrued expenses and other payables	8	80,773	143,330
Total current liabilities		251,022	270,034
Long-term bank loan, excluding current portion	7	34,908	30,275
Other long-term payables		3,002	1,829
Deferred government grant		—	11,167
Deferred income tax liabilities	11	119	212
Other non-current liabilities	11	2,264	6,968
Total liabilities		291,315	320,485
Commitments and contingencies	14
EQUITY
Paid-in capital		30,000	60,000
Additional paid-in capital		—	17,926
Statutory reserves		6,338	16,358
Retained earnings		20,757	115,398
Total equity attributable to Hunan Yong Xiong Asset Management Group Co., Ltd.		57,095	209,682
Non-controlling interests		13,048	—
Total equity	9	70,143	209,682
Total liabilities and equity		361,458	530,167

The accompanying notes are an integral part of these consolidated financial statements.

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands)
		Years ended December 31,
	Note	2016	2017
		RMB	RMB
Revenues	10	435,636	595,279
Cost of revenues		(244,109)	(388,106)
Gross profit		191,527	207,173
Selling and marketing expenses		(1,145)	(981)
General and administrative expenses		(55,505)	(56,497)
Income from operations		134,877	149,695
Interest income		32	85
Interest expense		(8,439)	(12,609)
Government grants		302	1,959
Income before income taxes		126,772	139,130
Income tax expense	11	(29,123)	(29,561)
Net income		97,649	109,569
Net income attributable to non-controlling interests		12,427	4,908
Net income attributable to Hunan Yong Xiong Asset Management Group Co., Ltd.		85,222	104,661

The accompanying notes are an integral part of these consolidated financial statements.

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
(In thousands)
	Paid-in capital	Additional paid-in capital	Statutory reserve	Retained earnings (Accumulated deficit)	Total equity (deficit) attributable to Hunan Yong Xiong Asset Management Group Co., Ltd.	Non- controlling interests	Total equity (deficit)
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2016	10,000	—	1,068	(59,195)	(48,127)	621	(47,506)
Net income	—	—	—	85,222	85,222	12,427	97,649
Capital contribution from equityholders (Note 9(a))	20,000	—	—	—	20,000	—	20,000
Appropriation to statutory reserve (Note 9(c))	—	—	5,270	(5,270)	—	—	—
Balance at December 31, 2016	30,000	—	6,338	20,757	57,095	13,048	70,143
Net income	—	—	—	104,661	104,661	4,908	109,569
Capital contribution from equityholders (Note 9(a))	30,000	—	—	—	30,000	—	30,000
Appropriation to statutory reserve (Note 9(c))	—	—	10,020	(10,020)	—	—	—
Acquisition of non-controlling interests (Note 9(b))	—	13,007	—	—	13,007	(17,956)	(4,949)
Disposal of a subsidiary (Note 9(b))	—	4,919	—	—	4,919	—	4,919
Balance at December 31, 2017	60,000	17,926	16,358	115,398	209,682	—	209,682

The accompanying notes are an integral part of these consolidated financial statements.

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Years ended December 31,
	2016	2017
	RMB	RMB
Cash flows from operating activities:
Net income	97,649	109,569
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,838	14,690
Amortization of land use right	—	416
Amortization of loan insurance fee	2,203	5,722
Deferred government grant	—	(71)
Deferred income tax benefit	(3,581)	(3,197)
Changes in operating assets and liabilities, net of effects of disposal of a subsidiary:
Accounts receivable	(49,837)	(13,291)
Contract assets	(1,244)	(21,815)
Amounts due from related parties	—	(152)
Prepaid expenses and other current assets	(7,321)	(24,758)
Other non-current assets	1,262	983
Income tax payable	22,341	3,535
Accrued expenses and other liabilities	16,549	60,830
Other non-current liabilities	1,942	4,704
Net cash provided by operating activities	88,801	137,165
Cash flows from investing activities:
Purchase of land use right	—	(24,957)
Purchases of property and equipment	(81,235)	(20,632)
Payment for acquisition of a subsidiary	(5,151)	—
Government grant received relating to the acquisition of property and equipment	—	11,238
Cash disposed along with disposal of a subsidiary	—	(110)
Advances to related parties	(45,695)	(80,279)
Collection of advance to a related party	—	8,943
Net cash used in investing activities	(132,081)	(105,797)

The accompanying notes are an integral part of these consolidated financial statements.

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In thousands)
	Years ended December 31,
	2016	2017
	RMB	RMB
Cash flows from financing activities:
Cash contribution from equityholders	20,000	30,000
Acquisition of non-controlling interests	—	(4,949)
Borrowings from related parties	1,516	8,000
Repayments of borrowings from related parties	(16,768)	(8,000)
Advances from related parties	38,280	25,222
Repayments of advances from related parties	(97,498)	—
Collection on behalf of a related party	—	32,920
Proceeds from bank loans	230,708	68,200
Repayment of bank loans	(87,356)	(179,044)
Repayment of long-term payables	(2,798)	(1,746)
Insurance fee paid for obtaining bank loans	(5,781)	(2,144)
Net cash provided by (used in) financing activities	80,303	(31,541)
Net increase (decrease) in cash	37,023	(173)
Cash at the beginning of the year	7,980	45,003
Cash at the end of the year	45,003	44,830
Supplemental disclosures of cash flow information
Interest paid	5,990	7,058
Income tax paid	8,421	24,519
Supplemental disclosures of non-cash investing and financing activities
Payable for construction of building and purchase of equipment	808	6,057
Acquisition of non-current assets by incurring other long-term payables	6,329	575
The accompanying notes are an integral part of these consolidated financial statements.

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of RMB)
1
Description of the Business

Hunan Yong Xiong Asset Management Group Co., Ltd. (the “Yong Xiong”) and its subsidiaries (collectively referred to hereinafter as the “Company”), are principally engaged in rendering debt collection service for financial institutions across the People’s Republic of China (“PRC”). All of the Company’s operations and customers are located in the PRC.
2
Summary of Significant Accounting Policies

(a)
Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
(b)
Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
The Company believes that estimate of variable consideration, collectability of accounts receivable, recoverability of contract assets, the useful lives and recoverability of property and equipment and land use right, the realizability of deferred income tax assets and accrual for income tax uncertainties reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from these estimates.
(c)
Consolidation

The Company’s consolidated financial statements include the financial statements of Yong Xiong and its subsidiaries in which Yong Xiong, directly or indirectly, has a controlling financial interest. All intercompany balances and transactions have been eliminated upon consolidation.
(d)
Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The three levels of inputs that may be used to measure fair value include:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.
Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of RMB)

2
Summary of Significant Accounting Policies (Continued)

The Company does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.
The carrying amounts of cash, accounts receivable, contract assets, amounts due from related parties, prepaid expenses and other current assets, short-term bank loans, amounts due to related parties, income tax payable and accrued expenses and other payables as of December 31, 2016 and 2017 approximate their fair value because of the short maturity of these instruments.
The carrying amounts of long-term bank loan and other long-term payables as of December 31, 2016 and 2017 approximates their fair values since the interest rates of these instruments approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.
(e)
Cash

Cash represents cash on hand and placed with banks, which are unrestricted as to withdrawal and use. As of December 31, 2016 and 2017, all cash was placed with reputable financial institutions in the PRC, which management believes are of high credit quality and financially sound based on public available information.
(f)
Accounts receivable

Accounts receivable is recognized when the Company has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Company has an unconditional right to receive consideration, the amount is presented as a contract asset. Accounts receivable are recorded at the invoiced amount and do not bear interest and are due from 1 to 3 months from the date of billing. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Accounts receivable is considered past due based on its contractual terms. In establishing the allowance, management considers historical losses, the amount of accounts receivable in dispute and the aging of the accounts receivable. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.
As of December 31, 2016, and 2017, all the accounts receivable are aged within 2 months and expected to be recovered within one year. No allowance for accounts receivable was provided as of December 31, 2016 and 2017 as the Company believes that it is probable the accounts receivable will be fully collected. There were no write-offs of accounts receivable for the years ended December 31, 2016 and 2017. Approximately 5.7% of the Company’s accounts receivable represent output Value-added Tax (“VAT”) amounts, which are excluded from the Company’s revenues.
(g)
Contract assets

A contract asset is recognized when the Company recognizes revenue before the Company is unconditionally entitled to the consideration based on the contract term. Contract assets are reclassified to accounts receivable when the right to the consideration has become unconditional (see Note 2(f)). No contract assets were determined to be impaired as of December 31, 2016 and 2017.
(h)
Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment losses. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of property and equipment are as follows:
− Buildings	40 ~ 50 years
− Leasehold improvements	Shorter of the lease term and estimated useful life
− Machinery and electronic equipment	5 years
− Office equipment	5 years
− Motor vehicles	5 years

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of RMB)

2
Summary of Significant Accounting Policies (Continued)

Cost incurred in the construction of new facilities, including progress payments and other costs relating to the construction, are capitalized and transferred out of construction in progress and into their respective asset categories when the assets are ready for their intended use, at which time depreciation commences.
Ordinary maintenance and repairs are charged to expenses as incurred, while replacements and betterments are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon.
Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized for any of the years presented.
(i)
Land use right

The land use right represents the amounts paid and relevant costs incurred for the rights to use land in the PRC and is carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use right of 40 years.
(j)
Revenue recognition

The Company is engaged in providing delinquent consumer debt collection services for financial institutions. Pursuant to the agreements with customers, the Company is responsible for the debt collection for the financial institutions over an agreed period of time of one year or less, in exchange for a percentage of total amounts of debts collected on behalf of customers as the Company’s commission revenues. Certain agreements with customers require the Company to pay deposits to customers upfront or over a period of time. Such deposits might or might not be refundable according to different terms agreed with the customers.
The Company has adopted ASC 606, Revenue from Contracts with Customers, since its establishment. Revenue is recognized when control over the service is transferred to the customer at the amount of promised consideration to which the Company is expected to be entitled.
The Company evaluated the nature of its promise to the customers and determined that its promise is to provide a debt collection service. The service comprises various activities that may vary every day. However, those tasks are activities to fulfill the debt collection service and are not separate promises in the contract. The Company determined that each increment of the promised service is distinct because the customer can benefit from each increment of service on its own (that is, it is capable of being distinct) and each increment of service is separately identifiable because no day of service significantly modifies or customizes another and no day of service significantly affects either the Company’s ability to fulfill another day of service or the benefit to the customer of another day of service. The Company determined that it is providing a series of distinct services because the services provided each day are substantially the same, the customer simultaneously receives and consumes the benefits provided by the Company as the Company performs, and the same measure of progress would be used to measure the Company’s progress toward satisfying its promise to provide the services.

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of RMB)

2
Summary of Significant Accounting Policies (Continued)

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring debt collection service to a customer, excluding amounts collected on behalf of governmental authorities, such as VAT and other sales related taxes. The transaction price includes variable consideration where the Company’s performance may result in increased commission rates and/or full or partial return of the deposits originally placed with certain customers based on the achievement of agreed contractual milestones and performance targets. The Company estimates the transaction price at contract inception based on either the expected value method or the most likely outcome method, depending on which method the Company expects to better predict the amount of consideration to which it will be entitled in each contract. In making the estimate of variable consideration, the Company applies judgments which are inherently subjective. This includes the assessment of the estimated amount of successful debt collections based upon a number of factors such as the quality of debt of similar nature, workforce and their historical experience and performance. The amount of estimated variable consideration included in the transaction price is limited only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable condition is subsequently resolved. Management reviews these estimates on a regular basis. Any changes in these factors could materially affect the estimated variable consideration and revenue recognized.
The Company applies the output method to recognize revenue on the basis of the amounts collected to date to the amounts estimated to be collected during the term of the contract, which the Company believes faithfully depict the Company’s performance toward satisfaction of the performance obligation.
The Company bills its customers based on contractual schedules, which normally is based on amount collected and the respective contractual commission rate. The timing of revenue recognition, billing and cash collections result in accounts receivable and contract assets. The deposits the Company is required to pay to a customer is initially recognized as an asset included in “Prepaid expenses and other current assets”. Any non-refundable portion is accounted for as a reduction of the transaction price.
(k)
Advertising costs

Advertising costs are expensed as incurred and included in selling and marketing expenses. Advertising expenses were RMB1,145 and RMB728 for the years ended December 31, 2016 and 2017, respectively.
(l)
Government grants

Government grants for acquisition of property are recorded as deferred government grant on the consolidated balance sheets when the grants become receivable, and recognized as government grant in the consolidated statements of income on a straight-line basis over the estimated useful lives of the property. In 2017, the Company received government grants of RMB11,238 that partially compensate the Company for the cost of a building.
Grants that compensate the Company for expenses incurred are recognized in the Company’s consolidated statements of income as government grant in the periods in which the expenses are recognized.
(m)
Research and development expense

Research and development costs are expensed as incurred. Research and development costs were RMB3,382 and RMB3,412 for the years ended December 31, 2016 and 2017 and included as general and administrative expenses.
(n)
Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of income on a straight-line basis over the lease periods. There are no capital improvement funding, lease concessions, escalated rent provisions or contingent rent in the lease agreements. The Company has no legal or contractual asset retirement obligations at the end of the lease term.
(o)
Employee benefits

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 32.82% to 34.20% for the year ended December 31, 2016 and 32.82% to 33.90% for the year ended

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of RMB)

2
Summary of Significant Accounting Policies (Continued)

December 31, 2017 on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of income when the related service is provided. For the years ended December 31, 2016 and 2017, the costs of the Company’s obligations to the defined contribution plans amounted to RMB36,730 and RMB45,350, respectively. The Company has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.
(p)
Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of income in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the carrying amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a ‘‘more-likely-than-not’’ realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, the Company’s experience with operating loss and tax credit carryforwards, if any, not expiring.
The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to an unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of income.
(q)
Segment reporting

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company’s Chief Executive Officer, the Company’s chief operating decision maker, for making decisions about the allocation of resources to and the assessment of the performance of the segments of the Company. Management has determined that the Company has one operating segment, which is the debt collection segment. All of the Company’s operations and customers are located in the PRC. Consequently, no geographic information is presented.
(r)
Earnings Per Share

The Company does not present historical earnings per share as common stock was not part of the Company’s capital structure for the years presented.
(s)
Commitment and contingency

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of RMB)

2
Summary of Significant Accounting Policies (Continued)

(t)
Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), a new standard on revenue which will supersede the revenue recognition requirements in ASC 605. The new standard, as amended, sets forth a single comprehensive model for recognizing and reporting revenues. The new guidance requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires the Company to apply the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation. The standard also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenues and cash flows relating to customer contracts. The standard is effective for public business entities for annual periods beginning after December 15, 2017, and interim periods therein. Early adoption is permitted. The Company has early adopted the standard since its establishment. Details of the accounting policy on revenue is disclosed in Note 2(j).
In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. For all other entities, ASU 2016-13 is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. As the Company is an “emerging growth company”, which elects to apply new and revised accounting standards at the effective date for a private company, the Company will adopt the new standard on January 1, 2021. The Company is in the process of evaluating the impact that the adoption of this ASU will have on the Company’s consolidated financial statements and disclosures.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. The new standard requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases with terms longer than 12 months. Consistent with current GAAP (Topic 840), the recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a financing or operating lease. However, unlike current U.S. GAAP (Topic 840), which requires only capital leases to be recognized on the balance sheet, ASU 2016-02 will require both types of leases to be recognized on the balance sheet. As a result, lessees will be required to put most leases on their balance sheets while recognizing expense on their consolidated statements of income in a manner similar to current accounting. In addition, this guidance requires disclosures about the amount, timing and uncertainty of cash flows arising from leases. ASU 2016-02 specifies a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements and that the new and enhanced disclosures be provided for each period presented (including comparative periods). On March 7, 2018, the FASB affirmed its proposed ASU, Leases (Topic 842): Targeted Improvements, which provides entities with an additional (and optional) transition method to adopt the new lease requirements by allowing entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The standard is effective for public business entities for annual periods beginning after December 15, 2018, and interim periods therein. For all other entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. As the Company is an “emerging growth company”, which elects to apply new and revised accounting standards at the effective date for a private company, the Company will adopt the new standard on January 1, 2020. The Company is in the process of evaluating the impact that the adoption of this ASU will have on the Company’s consolidated financial statements and disclosures, including the effect of certain optional practical expedients permitted under the transition guidance.

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of RMB)

3
Concentration of Risks

The Company generates revenues from commercial banks and on-line lenders. Revenues from major customers, which individually exceeded 10% of the Company’s revenues, are as follows:
	Years ended December 31,
	2016	% of Revenues	2017	% of Revenues
	RMB		RMB
Customer A	113,876	26%	134,194	23%
Customer B	79,208	18%	207,288	34%
Customer C	111,787	26%	71,078	11%
Customer D	64,457	15%	63,411	11%
Customer E	—	—	57,142	10%
Customer F	53,700	12%	39,802	7%
Total	423,028	97%	572,915	96%

Accounts receivable for the above customers are as follows:
	As of December 31,
	2016	% of Accounts Receivable	2017	% of Accounts Receivable
	RMB		RMB
Customer A	15,201	17%	16,248	15%
Customer B	15,576	17%	23,856	23%
Customer C	46,880	51%	14,916	14%
Customer D	5,130	6%	16,720	16%
Customer E	—	—	22,628	22%
Customer F	7,432	8%	2,346	2%
Total	90,219	99%	96,714	92%

Contract assets for the above customers are as follows:
	As of December 31,
	2016	% of Contract Assets	2017	% of Contract Assets
	RMB		RMB
Customer A	1,244	100%	2,407	10%
Customer B	—	—	—	—
Customer C	—	—	16,758	73%
Customer D	—	—	3,894	17%
Customer E	—	—	—	—
Customer F	—	—	—	—
Total	1,244	100%	23,059	100%

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of RMB)

3
Concentration of Risks (Continued)

Deposits paid/payable for the above customers are as follows:
	As of December 31,
	2016	% of Deposits	2017	% of Deposits
	RMB		RMB
Customer A	40,149	100%	19,890	29%
Customer B	—	—	—	—
Customer C	—	—	—	—
Customer D	—	—	—	—
Customer E	—	—	43,782	64%
Customer F	—	—	—	—
Total	40,149	100%	63,672	93%

4
Prepaid expenses and other current assets

	As of December 31,
	2016	2017
	RMB	RMB
Deposits (Note 10(b))	40,149	68,652
Prepayments and other receivables	5,448	5,065
Others	1,546	—
Total	47,143	73,717

5
Property and equipment, net

	As of December 31,
	2016	2017
	RMB	RMB
Cost:
Buildings	71,219	71,219
Leasehold improvements	23,553	30,456
Machinery and electronic equipment	18,623	25,281
Office equipment	12,881	14,916
Motor vehicles	2,875	3,605
Construction in progress	—	6,008
Total cost	129,151	151,485
Less: Accumulated depreciation	12,139	26,593
Property and equipment, net	117,012	124,892

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of RMB)

5
Property and equipment, net (Continued)

Depreciation expense for property and equipment was allocated to the following:
	Years ended December 31,
	2016	2017
	RMB	RMB
Cost of revenues	4,284	9,411
General and administrative expenses	4,554	5,279
Total	8,838	14,690

6
Land use right, net

	As of December 31,
	2016	2017
	RMB	RMB
Cost	—	24,957
Less: Accumulated amortization	—	416
Land use right, net	—	24,541

In 2017, the Company entered into an agreement with Xinhua County Land and Resources Bureau to acquire the land use right of approximately 13,059 square meters with a useful life of 40 years starting from April 5, 2017.
The amortization of land use right was included in general and administrative expenses for the year ended December 31, 2017.
7
Bank loans

	As of December 31,
	2016	2017
	RMB	RMB
Short-term bank loans (a)	107,140	4,200
Current portion of long term bank loan	4,326	4,633
Sub-total	111,466	8,833
Long term bank loan, excluding current portion (b)	34,908	30,275
Total bank loans	146,374	39,108

The Company’s banking facilities are subject to the fulfilment of a covenant to restrict the use of the proceeds of the loans. If the Company were to breach the covenant, the loans would become payable on demand. As of December 31, 2016 and 2017, the Company was in compliance with the respective covenant.
As of December 31, 2017, 51% of the Company’s equity interests held by Mr. Man Tan was pledged for bank loans of RMB77,447. On November 29, 2017, all of these bank loans have been repaid. The pledge was released subsequently on January 24, 2018 upon the completion of the respective approval and administrative processes of the bank.

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of RMB)

7
Bank loans (Continued)

(a)
Short-term bank loans

The Company’s short-term bank loans consisted of the following:
	As of December 31,
	2016	2017
	RMB	RMB
− Unsecured short-term bank loan	5,800	—
− Secured short-term bank loans (i)	4,200	4,200
− Guaranteed short-term bank loans (ii)	97,140	—
	107,140	4,200

Short-term bank loans from financial institutions are interest-bearing at 5.22% to 7.40% and 7.40% per annum as of December 31, 2016 and 2017, respectively.
(i)
The secured short-term bank loans are secured by assets as below:

	As of December 31,
	2016	2017
	RMB	RMB
Property and equipment, net
Building	7,319	7,110

(ii)
As of December 31, 2016, bank loans of RMB97,140 were guaranteed by a third party. The guarantee was released upon the settlement of the corresponding loans during the year ended December 31, 2017.

(b)
Long-term bank loan

The Company’s long-term bank loan consisted of the following:
	As of December 31,
	2016	2017
	RMB	RMB
− Secured and guaranteed long-term bank loan – current potion	4,326	4,633
− Secured and guaranteed long-term bank loan – non-current potion	34,908	30,275
	39,234	34,908

Long-term bank loan with loan period from March 30, 2016 to March 29, 2024 from financial institutions is a mortgage loan with a building pledged to the bank. This loan is interest-bearing at 6.86% per annum. The loan contains a covenant which restricts the use of the proceed of the loan. As of December 31, 2016 and December 31, 2017, the Company was in compliance with the covenant.

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of RMB)

7
Bank loans (Continued)

As of December 31, 2016 and 2017, this long-term bank loan, was guaranteed by Mr. Man Tan (Note 13(c)(iii)), the controlling equityholder of the Company and was secured by assets as below:
	As of December 31,
	2016	2017
	RMB	RMB
Property and equipment, net
Building	61,538	60,172

The aggregate maturities of this long-term bank loan for each of the five years and thereafter subsequent to December 31, 2017 is as follows:
As of December 31, 2017
RMB
2018	4,633
2019	4,961
2020	5,312
2021	5,688
2022	6,091
Thereafter	8,223
34,908

8
Accrued expenses and other payables

	As of December 31,
	2016	2017
	RMB	RMB
Deposits payable	—	43,487
Accrued payroll and benefits	53,544	70,759
VAT and other tax payables	17,553	17,434
Payable for construction of building and purchase of equipment	808	6,057
Rental payables	2,262	1,628
Payables for staff reimbursement	3,242	651
Others	3,364	3,314
Total	80,773	143,330

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of RMB)

9
Equity

(a)
Paid-in capital

	2016	2017
	RMB	RMB
As of January 1,	10,000	30,000
Cash contributions from equityholders	20,000	30,000
As of December 31,	30,000	60,000

As of December 31, 2016 and 2017, 97% and 3% of the Company’s equity interests are held by Mr. Man Tan and his spouse Ms. Xiaofang Zhou, respectively.
(b)
Additional paid-in capital

On March 13, 2017, the Company acquired 49% equity interest in Yubang Software from Ms. Xiaofang Zhou in exchange for a cash consideration of RMB4,949, resulting in an increase of the Company’s ownership in Yubang Software from 51% to 100%. The difference between the consideration and the carrying amount of non-controlling interest as of the acquisition date in the amount of RMB13,007 was recorded in additional paid-in capital.
On March 21, 2017, the Company disposed 100% equity interest of Hunan Yong Xin Catering Management Co., Ltd. (“Yong Xin Catering”) to Changsha Yong Xiong Equity Investment Management Co., Ltd. (“Yong Xiong Investment”), an entity controlled by Mr. Man Tan, at a consideration of RMB3,000, which remained unsettled as of December 31, 2017. The difference of RMB4,919, which represents the differences between the consideration of RMB3,000 and the carrying amount of net liabilities of Yong Xin Catering as of the disposal date of RMB1,919 was recorded in additional paid-in capital.
(c)
Statutory reserves

According to the PRC Company Law, the Company and its PRC subsidiaries are required to transfer 10% of their profit after tax, as determined in accordance with the relevant PRC laws and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of dividends to investors can be made.
The statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into paid-in capital in proportion to the existing equity interest of investors.
For the years ended December 31, 2016 and 2017, the Company transferred RMB5,270 and RMB10,020 respectively of the Company’s current year’s net profit as determined in accordance with the PRC accounting rules and regulations, to this reserve.
The Company’s PRC subsidiaries made appropriations to the statutory surplus reserve, which are consolidated in retained earnings of the Company, of RMB1,653 and RMB5,545 for the years ended December 31, 2016 and 2017 respectively. The accumulated balance of the statutory surplus reserve for the Company’s PRC subsidiaries as of December 31, 2016 and 2017 was RMB1,653 and RMB7,198, respectively.
(d)
Non-controlling interests

On March 13, 2017, the Company acquired 49% equity interest in Yubang Software from Ms. Xiaofang Zhou, resulting in an increase of the Company’s ownership in Yubang Software from 51% to 100%. See Note 9(b).

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of RMB)

10
Revenues

(a)
Disaggregation of revenues

All of the Company’s revenues are generated in the PRC. The principal activity of the Company is rendering of debt collection services to financial institutions in the PRC.
Disaggregation of revenues from contracts with customers by major service lines for the years ended December 31, 2016 and 2017 is as follows:
	Years ended December 31,
	2016	2017
	RMB	RMB
Collection of credit card debts	420,033	574,924
Collection of other debts	10,012	18,622
Others	5,591	1,733
Total	435,636	595,279

All credit card debts relate to commercial banks, and other debts relate to on-line lenders. Others primarily consist of revenue generated from catering services and IT services.
(b)
Contract balances

The following table provides information about balances from contracts with customers:
	As of December 31,
	2016	2017
	RMB	RMB
Accounts receivable	91,819	105,110
Contract assets	1,244	23,059
Deposits, which are included in “prepaid expenses and other current assets”	40,149	68,652
Significant changes in the contract assets balances during the years ended December 31, 2016 and 2017 are as follows:
	2016	2017
	RMB	RMB
Contract assets as of January 1,	—	1,244
Reclassification of the beginning contract assets to accounts receivable, as the result of rights to consideration becoming unconditional	—	(1,244)
Contract assets recognized with the recognition of revenue during the year	211,061	416,372
Reclassification to accounts receivable, as the result of rights to consideration becoming unconditional during the year	(209,817)	(393,313)
Contract assets as of December 31,	1,244	23,059

(c)
Transaction price allocated to the remaining performance obligations

The Company applies the practical expedient in ASC 606 to its debt collection services contracts and does not disclose information about transaction price to be allocated to the remaining performance obligation, including the variable component of the transaction price, because all the debt collection service contracts had an original expected duration of one year or less. The remaining durations of the debt collection service contracts ranged from 1 month to 8 months and 1 month to 11 months as of December 31, 2016 and 2017, respectively.

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of RMB)

11
Income tax

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.
Yubang Software obtained a software enterprise certificate in 2016. Pursuant to the respective tax laws, Yubang Software qualifies as a “Newly Established and Qualified Software Enterprises”, and is entitled to a tax free holiday from 2016 to 2017, and a preferential income tax rate of 12.5% from 2018 to 2020.
(a)
Income taxes

Income tax expense consists of the following:
	Years ended December 31,
	2016	2017
	RMB	RMB
Current income tax expense	32,704	32,758
Deferred income tax benefit	(3,581)	(3,197)
Income tax expense	29,123	29,561

(b)
Tax rate reconciliation

The actual income tax expense reported in the consolidated statements of income for each of the years ended December 31, 2016 and 2017 differs from the amount computed by applying the PRC statutory income tax rate to income before income taxes due to the following:
	Years ended December 31,
	2016	2017
	RMB	RMB
Income before income taxes	126,772	139,130
Computed expected tax expense	31,693	34,783
Increase (decrease) in effective income tax rate resulting from:
Unrecognized tax benefit	1,942	4,704
Non-deductible expenses	515	842
Change in valuation allowance	(898)	561
Effect of tax holiday	(4,129)	(11,329)
Actual income tax expense	29,123	29,561

(c)
Deferred taxes

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities balances as of December 31, 2016 and 2017 are as follows:
	As of December 31,
	2016	2017
	RMB	RMB
Deferred tax assets:
Accrued expenses	6,081	6,648
Deferred government grant	—	2,792
Tax losses carried forward	1,379	849
Less: Valuation allowance	(1,310)	(849)
Total deferred income tax assets, net	6,150	9,440

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of RMB)

11
Income tax (Continued)

	As of December 31,
	2016	2017
	RMB	RMB
Deferred income tax liabilities:
Property and equipment	119	212

The movements of the valuation allowance are as follows:
	2016	2017
	RMB	RMB
Balance as of January 1,	2,208	1,310
(Reduction)/addition of valuation allowance	(898)	561
Reversal due to disposal of a subsidiary	—	(1,022)
Balance as of December 31,	1,310	849

The valuation allowance as of December 31, 2016 and 2017 was primarily provided for the deferred income tax assets of certain PRC subsidiaries, which were at cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2017, the Company had tax losses carryforwards of RMB3,394. Tax losses of RMB1,150 and RMB2,244 will expire, if unused, by 2021, and 2022, respectively.
A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the years ended December 31, 2016 and 2017 is as follows:
	As of December 31,
	2016	2017
	RMB	RMB
Beginning balance	322	2,264
Additions	1,942	4,704
Ending balance	2,264	6,968

RMB2,264 and RMB6,968 of unrecognized tax benefits as of December 31, 2016 and 2017, if recognized, would affect the effective tax rate. The unrecognized tax benefits mainly represent the estimated tax expenses of the Company would be required to pay, should the deductibility of the expenses for tax purpose recognized in accordance with tax laws and regulations. The unrecognized tax benefits as of December 31, 2016 and 2017 were included in other non-current liabilities. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. The accrued interest and penalties was recognized in the consolidated statements of income as components of income tax expense.
According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion.
12
Comprehensive income

No consolidated statements of comprehensive income are included as there was no other comprehensive income for the years ended December 31, 2016 and 2017.

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of RMB)

13
Related party balances and transactions

(a)
Name and relationship with related parties

The table below sets forth major related parties and their relationships with the Company:

Name of party	Relationship with the Company
Mr. Man Tan	Ultimate controlling equityholder
Ms. Xiaofang Zhou	Equityholder and the spouse of the ultimate controlling equityholder
Mr. Xiong Zhou	Senior Management
Hunan Yong Xiong Law Firm	A general partnership controlled by the ultimate controlling equityholder
Yong Xin Catering	A PRC limited liability company, controlled by the ultimate controlling equityholder, former subsidiary of the Company
Yong Xiong Investment	A PRC limited liability company, controlled by the ultimate controlling equityholder
Hunan Yubang Intellectual Technology Co., Ltd. (“Yubang Intellectual Technology”)	A PRC limited liability company, controlled by the ultimate controlling equityholder
(b)
Transactions with major related parties are summarized as follows:

		Years ended December 31,
		2016	2017
	Note	RMB	RMB
Rental income derived from:
− Yong Xiong Investment	(i)	—	152
IT services income derived from:
− Hunan Yong Xiong Law Firm	(ii)	2,830	—
Settlement of IT services income derived from:
− Hunan Yong Xiong Law Firm	(ii)	2,830	—
Catering services expense paid to:
− Yong Xin Catering	(iii)	—	595
Settlement of catering services expense paid to:
− Yong Xin Catering	(iii)	—	595
Payment of acquisition consideration of a subsidiary to a related party:
− Yubang Intellectual Technology	(iv)	5,151	—
Consideration for non-controlling interest of a subsidiary to a related party:
− Ms. Xiaofang Zhou	(iv)	—	4,949
Payment of consideration for non-controlling interest of a subsidiary to a related party:
− Ms. Xiaofang Zhou	(iv)	—	4,949
Interest expenses:
− Mr. Xiong Zhou	(v)	411	—
− Ms. Xiaofang Zhou	(v)	252	—
		663	—
Interest expenses paid to:
− Mr. Xiong Zhou	(v)	411	—
− Ms. Xiaofang Zhou	(v)	252	—
		663	—

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of RMB)

13
Related party balances and transactions (Continued)

		Years ended December 31,
		2016	2017
	Note	RMB	RMB
Borrowings from related parties:
− Ms. Xiaofang Zhou	(v)	783	4,000
− Mr. Xiong Zhou	(v)	—	4,000
− Mr. Man Tan	(v)	733	—
		1,516	8,000
Repayments of borrowings to related parties:
− Mr. Xiong Zhou	(v)	4,000	4,000
− Ms. Xiaofang Zhou	(v)	3,000	4,000
− Mr. Man Tan	(v)	9,768	—
		16,768	8,000
Collection on behalf of a related party:
− Hunan Yong Xiong Law Firm	(vii)	—	32,920
Advances from related parties:
− Mr. Xiong Zhou	(vi)	—	1,313
− Hunan Yong Xiong Law Firm	(vi)	38,280	23,909
		38,280	25,222
Repayments of advances from related parties:
− Hunan Yong Xiong Law Firm	(vi)	88,008	—
− Mr. Man Tan	(vi)	5,915	—
− Ms. Xiaofang Zhou	(vi)	2,981	—
− Mr. Xiong Zhou	(vi)	594	—
		97,498	—
Advances to related parties:
− Yong Xiong Investment	(viii)	—	75,302
− Mr. Man Tan	(viii)	11,532	—
− Yong Xin Catering	(viii)	—	3,227
− Ms. Xiaofang Zhou	(viii)	34,163	1,750
		45,695	80,279
Collection of advance to a related party:
− Mr. Man Tan	(vii)	—	8,943

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of RMB)

13
Related party balances and transactions (Continued)

Amounts due from and due to major related parties are summarized as follows, all balances with related parties are interest-free and due on demand.
		As of December 31,
		2016	2017
	Note	RMB	RMB
Amounts due from related parties:
− Yong Xiong Investment	(i)(viii)(ix)	—	78,454
− Ms. Xiaofang Zhou	(viii)	34,163	35,913
− Yong Xin Catering	(viii)	—	3,227
− Mr. Man Tan	(viii)(x)	11,532	—
Total		45,695	117,594
Amounts due to related parties:
− Mr. Man Tan	(x)	—	74,939
− Mr. Xiong Zhou	(v)(vi)	1,353	2,666
− Hunan Yong Xiong Law Firm	(ii)(vi)(vii)(x)	20,699	—
Total		22,052	77,605

Notes:
(i)
The Company rents a floor of its office building with 1,180 square meters to Yong Xiong Investment from April 2017 to December 2020, with fixed monthly rental fee of RMB18. As of December 31, 2017, rental receivables of RMB152 from Yong Xiong Investment remained unsettled.

(ii)
Yubang Software provided IT services to Hunan Yong Xiong Law Firm in 2016 and generated IT service income of RMB2,830, which was included in revenue and was settled in 2016.

(iii)
Yong Xin Catering offered catering services to the Company and charged service fee of RMB595 after Yong Xin Catering was sold to Yong Xiong Investment, which was included in general and administrative expenses. The service fee was settled in 2017.

(iv)
In July 2015, the Company acquired 51% equity interests in Yubang Software from Yubang Intellectual Technology. The consideration of RMB5,151 was paid in 2016.

In March, 2017, the Company further acquired the remaining 49% equity interest in Yubang Software from Ms. Xiaofang Zhou at a cash consideration of RMB4,949, increasing its ownership from 51% to 100% (Note 9(b)). The cash consideration was settled in 2017.
(v)
In 2015, the Company borrowed RMB4,000 and RMB2,217 with interest rate of 24% per annum from Mr. Xiong Zhou and Ms. Xiaofang Zhou with total interest expense of RMB411 and RMB252, respectively. Such loans and related interest expenses were settled in June 2016.

In 2016, the Company borrowed interest-free loan RMB783 and RMB733 from Ms. Xiaofang Zhou and Mr. Man Tan. Such loan was repaid in the same year. In 2016, the Company repaid the interest-free borrowing of RMB9,035 to Mr. Man Tan, which was lent to the Company during 2015.
In 2017, the Company borrowed interest-free loan of RMB4,000 and RMB4,000 from Ms. Xiaofang Zhou and Mr. Xiong Zhou. Such loans were repaid in the same year.
(vi)
The unsettled balances of advances from Hunan Yong Xiong Law Firm, Mr. Man Tan, Ms. Xiaofang Zhou and Mr. Xiong Zhou as of December 31, 2015 were RMB70,427, RMB5,915, RMB2,981, and RMB1,947, respectively.

In 2016, the Company received interest-free cash advance of RMB38,280 from Hunan Yong Xiong Law Firm. The Company repaid interest-free cash advance of RMB88,008, RMB5,915, RMB2,981 and RMB594 to Hunan Yong Xiong Law Firm, Mr. Man Tan, Ms. Xiaofang Zhou and Mr. Xiong Zhou, respectively.
In 2017, the Company received interest-free cash advance of RMB23,909 and RMB1,313 from Hunan Yong Xiong Law Firm and Mr. Xiong Zhou, respectively.

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of RMB)

13
Related party balances and transactions (Continued)

(vii)
On April 1, 2017, the Company assumed the right to provide collections services to a third party under three debt collection contracts from Hunan Yong Xiong Law Firm, pursuant to an agreement entered into among the Company, Hunan Yong Xiong Law Firm and the third party. Hunan Yong Xiong Law Firm was originally engaged to provide collection services to the third party under such debt collection contracts and provided collection services prior to April 1, 2017. After April 1, 2017, the Company provided collection services to the third party exclusively. Under these collection contracts, the Company collected commission payments on behalf of Hunan Yong Xiong Law Firm amounting to RMB32,920.

(viii)
In 2016, the Company provided interest-free cash advance to Mr. Man Tan and Ms. Xiaofang Zhou of RMB11,532 and RMB34,163. In 2017, the Company collected interest-free cash advance of RMB8,943 from Mr. Man Tan.

In 2017, the Company provided interest-free cash advance to Yong Xiong Investment, Ms. Xiaofang Zhou and Yong Xin Catering of RMB75,302, RMB1,750 and RMB3,227.
(ix)
On March 21, 2017, the Company disposed all of its interest in Yong Xin Catering to Yong Xiong Investment at a consideration of RMB3,000. The consideration receivable remained unsettled as of December 31, 2017 (Note 9(b)).

(x)
Hunan Yong Xiong Law Firm was dissolved in November 2017. Upon its dissolution, the amount due to Hunan Yong Xiong Law Firm of RMB77,528 by the Company was transferred to Mr. Man Tan. RMB2,589 was offset against the amount due from him by the Company and the remaining balance of RMB74,939 remained unsettled as of December 31, 2017.

(c)
Bank loans guaranteed by related parties

During the years ended December 31, 2016 and 2017:
(i)
a bank loan of RMB1,600 with loan period from August 20, 2015 to January 27, 2016 was secured by a property owned by Ms. Xiaofang Zhou;

(ii)
a bank loan of RMB1,600 with loan period from March 1, 2016 to August 31, 2016 was secured by a property owned by Ms. Xiaofang Zhou, jointly guaranteed by Mr. Man Tan and Ms. Xiaofang Zhou;

(iii)
a bank loan of RMB42,290 with loan period from March 30, 2016 to March 29, 2024 was guaranteed by Mr. Man Tan; and

(iv)
a bank loan of RMB38,000 with loan period from July 21, 2017 to October 21, 2017 was secured by a property owned by Mr. Xiong Zhou.

No guarantee fee was paid to Mr. Man Tan, Ms. Xiaofang Zhou or Mr. Xiong Zhou.
(d)
Guarantee issued for a related party

During the year ended December 31, 2016, the Company provided guarantee for Hunan Yong Xiong Law Firm for a loan of RMB5,000 with loan period from October 13, 2015 to May 9, 2016, by securing its property and equipment with net book value of RMB7,529 at December 31, 2015. The guarantee was released upon settlement of the loan by Hunan Yong Xiong Law Firm during the year ended December 31, 2016.

HUNAN YONG XIONG ASSET MANAGEMENT GROUP CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of RMB)

14
Commitments and Contingencies

(a)
Operating lease commitments

The Company leases from the landlords a number of office premises and staff apartments under operating leases. The leases typically run for an initial period of between one and seven years. None of the leases includes contingent rentals.
Non-cancellable operating lease rentals as of December 31, 2017 are payable as follows:
2017
RMB
Years ending December 31,
2018	25,983
2019	24,970
2020	24,384
2021	19,487
2022	12,567
Total	107,391

Gross rent expenses incurred under operating leases were RMB15,322 and RMB25,564 for the years ended December 31, 2016 and 2017, respectively. Sublease rental income of nil and RMB207, for the years ended December 31, 2016 and 2017, respectively, was recognized as reduction of gross rental expenses.
(b)
Capital commitments

As of December 31, 2017, capital commitments of the Company in respect of construction of a building are RMB18,309 due within a year.
15
Subsequent events

(a)
Reorganization

In August 2018, YX Asset Recovery Limited (“YX Asset”) was incorporated under the laws of Cayman Islands as the Company’s future offshore holding company to facilitate the offshore listing. YX Asset further established a wholly-owned subsidiary in the British Virgin Islands, YX International Holding Ltd. (“YX International”) in the same month. In September 2018, YX International established a wholly-owned subsidiary in Hong Kong, YX Services Limited which will further establish a wholly-owned subsidiary in China (“the WFOE”). According to the current re-organization plan, the WFOE intend to enter into a series of contractual arrangements, including an equityholder voting proxy agreement and powers of attorney, equity pledge agreement, exclusive consultation and service agreement, and exclusive option agreement (collectively referred to as ‘‘the Arrangements’’) with the Company and its shareholders.
The Company expects that it will become a consolidated variable interest entity of YX Asset upon the completion of the restructuring through the Arrangements, and will be consolidated in the YX Asset’s consolidated financial statements in a manner similar to a pooling-of-interests because both YX Asset and the Company are under the common control immediately before and after the restructuring. The Company expects the restructuring to be completed by November 30, 2018.
(b)
Transaction with Zhong Ping Capital

In August 2018, Mr. Man Tan, Ms. Xiaofang Zhou, the Company and an independent third party, Shanghai China Ping An Guo Jing Equity Investment Fund Partnership (Limited Partnership) (“Zhong Ping Capital”), entered into a framework agreement, pursuant to which Zhong Ping Capital agreed to purchase, or designate an investment vehicle (“Zhong Ping Vehicle”) to purchase, 20% equity interest of YX Asset Recovery Limited from Mr. Man Tan, and a nominal 0.0001% equity interest of the Company from Mr. Man Tan (collectively, “the Zhong Ping Transaction”) with the total consideration of RMB300,000. The closing of the transaction with Zhong Ping Capital is subject to customary closing conditions, including government approval in China.
Management has considered subsequent events through October 11, 2018, which was the date the consolidated financial statements were issued.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.
The post-offering [second] amended and restated memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we should indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.
Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.
The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.
Since incorporation, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.
Purchaser	Date of Issuance	Number of Securities	Consideration
Class A Ordinary Shares
YX Major Limited	August 6, 2018	9,700(1)	US$97.00
YX Minor Limited	August 6, 2018	300	US$3.00
Man Tan	October 25, 2018	2,000(2)	US$20.00
YX Management Holding Ltd.	October 25, 2018	6,200(3)	US$62.00

Notes:
(1)
On August 6, 2018, we issued one ordinary share to the initial subscriber. This one ordinary share was transferred to YX Major Limited and we further issued 9,699 ordinary shares to YX Major Limited for an aggregate consideration of US$97, all on the same day. On October 25, 2018, YX Major Limited transferred 2,000 ordinary shares to Mr. Tan for an aggregate consideration of US$20, and 6,200 ordinary shares to YX Management Holding Ltd. for an aggregate consideration of US$62.

(2)
Upon the closing of the Zhong Ping Transactions, Mr. Tan will transfer [2,000] ordinary shares to Zhong Ping Vehicle for an aggregate consideration of RMB300,000,000. The closing of such transaction is subject to customary closing conditions including government approval in China.

(3)
Upon the closing of the Lugu Transaction, YX Management Holding Ltd. will transfer [60] ordinary shares to Lugu for an aggregate consideration of RMB9,000,000. The closing of such transaction is subject to customary closing conditions, including government approval in China.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)
Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.
The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of  “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.
We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.
(b)
Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.
ITEM 9. UNDERTAKINGS.
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act should be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus should be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time should be deemed to be the initial bona fide offering thereof.

(3)
For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, should be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)
For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBIT INDEX
Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Second Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the closing of this offering)
4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Specimen Certificate for Ordinary Shares
4.3*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder
4.4*	Shareholders Agreement between the Registrant and other parties thereto dated
5.1*	Opinion of Walkers regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters
8.1*	Opinion of Walkers regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Zhong Lun Law Firm regarding certain PRC tax matters (included in Exhibit 99.1)
10.1*	2018 Equity Incentive Plan
10.2*	English translation of the Equity Transfer Agreement between YX Management Holding Ltd. and YuXiong Investment Ltd., dated
10.3*	English translation of the form of Equity Incentive Agreement among YX Management Holding Ltd., YuXiong Investment Ltd. and each of the shareholders of YuXiong Investment Ltd., dated
10.4*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.5*	Form of Employment Agreement between the Registrant and its executive officers
10.6*	Consulting Agreement among Mr. Huaqiao Zhang, YX Management Holding Ltd. and the Registrant dated , 2018
10.7*	Service Agreement among Mr. Kung Chik Chiu, YX Management Holding Ltd. and the Registrant dated , 2018
10.8*	English translation of the Exclusive Consultation and Service Agreement between our WFOE and the Yong Xiong Group, dated November 8, 2018
10.9*	English translation of the Exclusive Option Agreement among the Registrant, our WFOE, the Yong Xiong Group and the shareholders of the Yong Xiong Group, dated November 8, 2018
10.10*	English translation of the Shareholder Voting Proxy Agreement among our WFOE, the Yong Xiong Group and the shareholders of the Yong Xiong Group, dated November 8, 2018
10.11*	English translation of the Power of Attorney granted by the shareholders of the Yong Xiong Group under the Shareholder Voting Proxy Agreement, dated November 8, 2018
10.12*	English translation of the Equity Pledge Agreement among our WFOE, the Yong Xiong Group and the shareholders of the Yong Xiong Group, dated November 8, 2018
10.13*	English translation of the Power of Attorney granted by the shareholders of the Yong Xiong Group under the Equity Pledge Agreement, dated November 8, 2018
10.14*	English translation of Spousal Consent Letters granted by the respective spouse of the shareholders of the Yong Xiong Group, dated November 8, 2018
10.15*	Financial Support Undertaking Letter issued by the Registrant to the Yong Xiong Group, dated November 8, 2018
10.16*	English translation of the Big Data Service Contract between China Unicom and the Yong Xiong Group, dated May 24, 2018
10.17*	English translation of the Communication Service Contract between China Unicom and the Yong Xiong Group, dated May 4, 2018
10.18	English translation of the Framework Agreement among Mr. Tan, Ms. Zhou, the Yong Xiong Group and Zhong

Exhibit Number	Description of Document
Ping Capital, dated August 2, 2018
10.19*	Shareholders Agreement among Mr. Tan, Ms. Zhou, the Yong Xiong Group, Shanghai Hengxiong Enterprise Management Consulting Limited Partnership, the Registrant and other parties, dated
10.20*	Shares Sale and Purchase Agreement among Mr. Tan, Ms. Zhou, the Yong Xiong Group, Shanghai Hengxiong Enterprise Management Consulting Limited Partnership, the Registrant and other parties, dated November 8, 2018
10.21*	Shares Sale and Purchase Agreement among Mr. Tan, Ms. Zhou, YX Management Holding Ltd., the Yong Xiong Group, Changsha Lugu Hi-Tech Mobile Internet Venture Capital Co., Ltd., the Registrant and other parties, dated November 8, 2018
10.22*	English translation of the Building Project Construction Contract between Hunan Weicheng Risk Management Co., Ltd. and Hunan Yaoxiang Construction Co., Ltd., dated September 14, 2017
10.23*	English translation of the State-Owned Construction Land Use Right Assignment Contract between the Land and Resources Bureau of Xinhua County and Hunan Weicheng Risk Management Co., Ltd., dated April 25, 2017
10.24*	English translation of the Lease between Jing He as lessor and the Yong Xiong Group as lessee, dated July 28, 2015
10.25*	English translation of the Lease between Senlin Yang as lessor and the Yong Xiong Group as lessee, dated December 30, 2014
10.26*	English translation of the Lease between Senlin Yang as lessor and the Yong Xiong Group as lessee, dated July 1, 2015
10.27*	English translation of the Lease between Changsha Sunye Electric Co., Ltd. as lessor and the Yong Xiong Group as lessee, dated January 22, 2017
10.28*	English translation of the Supplemental Agreement to Lease between Changsha Sunye Electric Co., Ltd. as lessor and the Yong Xiong Group as lessee, dated May 31, 2017
10.29*	English translation of the Lease among Wen Zheng, Zi Lin, Cuiyuan Wu, Yanfang Lan and Yanrong Lan as lessors and Yong Xiong Investment as lessee, dated September 3, 2014
21.1*	Significant Subsidiaries of the Registrant
23.1*	Consent of KPMG Huazhen LLP, an independent registered public accounting firm
23.2*	Consent of Walkers (included in Exhibit 5.1)
23.3*	Consent of Zhong Lun Law Firm (included in Exhibit 99.2)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of Zhong Lun Law Firm regarding certain PRC law matters
99.3*	Consent of iResearch

*
To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on          , 2018.
YX ASSET RECOVERY LIMITED
By:
Name:	Man Tan
Title:	Chief Executive Officer and Chairman of the Board
POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints Man Tan as attorney-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent should do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Man Tan	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board	, 2018
Huaqiao Zhang	[Director]	, 2018
Xiong Zhou	Executive Vice President	, 2018
Lei Li	Executive Vice President	, 2018
Kung Chik Chiu	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2018
Guiguo Wang	[Director]	, 2018
Donald J. Puglisi	Authorized U.S. Representative	, 2018

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of YX Asset Recovery Limited has signed this registration statement or amendment thereto in Newark, Delaware on          , 2018.
Authorized U.S. Representative
By:
Name:
Title:	Authorized U.S. Representative